Form 10-K405, Exhibit 13
period 1996-12-31
GEON CO
filed 1997-03-27
CIK 897547

                                                                Exhibit 13


The Geon Company
1996 Annual Report

[PHOTO - LA PORTE, TEXAS MANUFACTURING FACILITY]

[LOGO - THE GEON COMPANY]

                                ABOUT THE COMPANY

The Geon Company, headquartered in Avon Lake, Ohio, is a leading North American producer of polyvinyl chloride (PVC) resins and the world's largest producer of PVC compounds. The Company has 13 manufacturing plants in the United States, Canada and Australia, and joint ventures in Europe and Southeast Asia. Since spinning off from The BFGoodrich Company in 1993, Geon, through its leadership and approximately 1,700 dedicated employees, has been striving to create the benchmark company in the polymer and chemical industry.

                                ABOUT THE COVER

     Quality, efficiency and safety in manufacturing are central to Geon's leadership in the vinyl industry. This year's annual report focuses on some of the people and facilities of Geon, their accomplishments and their importance to the Company's long-term objectives.


                                GEON AT A GLANCE

PRODUCTS                     VINYL CHLORIDE MONOMER (VCM)        POLYVINYL CHLORIDE (PVC)         COMPOUNDS
--------                     ----------------------------        ------------------------         ---------
MANUFACTURING LOCATIONS      LaPorte, Texas                      Altona, Victoria, Australia      Avon Lake, Ohio
                                                                 Deer Park, Texas                 Long Beach, California
                                                                 Henry, Illinois                  Louisville, Kentucky
                                                                 Louisville, Kentucky             Mentone, Victoria, Australia
                                                                 Niagara Falls, Ontario, Canada   Niagara Falls, Ontario, Canada
                                                                 Pedricktown, New Jersey          Plaquemine, Louisiana
                                                                 Scotford, Alberta, Canada        Terre Haute, Indiana
                                                                                                  Newton Aycliffe, England (J.V.)
                                                                                                  Singapore (J.V.)

CAPACITIES                   2.4 billion pounds per year         2.6 billion pounds per year      800 million pounds per year

APPLICATIONS AND MARKETS     Feedstock for PVC polymerization    Water and drainage piping        Appliance housings and components
                                                                 House siding                     Computer enclosures
                                                                 Flooring/Medical tubing/bags     Electrical enclosures
                                                                 Packaging                        Pipe fittings
                                                                 Coatings                         Vertical blinds
                                                                                                  Windows
                                                                                                  Wire and cable insulation and
                                                                                                   jacketing
                                                                                                  Weatherstripping
                                                                                                  Automotive components

PERCENT OF TOTAL SALES       3%                                  57%                              39%

The Geon Company

Financial Highlights


                                                      Year Ended December 31,
(Dollars in Millions Except Per Share Data)       1996         1995         1994
--------------------------------------------------------------------------------
Sales                                          $1,144.4    $1,267.8    $1,208.6
Employee separation and plant phase-out             -          63.9         -
Operating income                                   29.9        63.3       102.1
Net income                                         12.2        32.2        56.6
Capital expenditures                               73.4        70.0        61.5
Depreciation and amortization                      54.1        56.6        58.2
Total debt                                        156.8       147.2       104.0
Average equity market value                       580.2       680.9       765.7
Stockholders' equity                              222.4       208.9       240.2
Earnings per share                                  .50        1.24        2.01
Common shares outstanding (in millions)            23.3        24.7        26.3
Number of employees (year-end)                    1,683       1,725       1,808
Employee and Management Stock Ownership              12%          8%          4%
Shareholders (estimated as of December 31)        7,000       7,000      13,500


[GRAPH]

             DIVIDENDS AND REPURCHASE OF COMMON STOCK
                         $ Millions
             ----------------------------------------
96
95
94
93



[PIE CHART]

         1996 SALES BY PRODUCT
         ---------------------
           $ Millions
           ----------
Resin         $645.8      57%
Compound      $452.0      39%
VCM            $33.5
Other          $13.1



[PIE CHART]

         1996 SALES BY GEOGRAPHIC REGION
         -------------------------------
           $ Millions
           ----------
US            $784.0     69%
Canada        $199.9     17%
NA Export      $85.7      7%
Australia      $74.8      7%

The Geon Company

To Our Stockholders


[PHOTO]

From left to right: William F. Patient, Thomas A. Waltermire, Donald P. Knechtges, Louis M. Maresca, Edward C. Martinelli, Gregory L. Rutman.


For several years now, the people of Geon have been saying that they are determined to be the best. In everything we do, our sole focus has been to set the benchmark for excellence in the chemical and polymer industry, creating a company that serves customers, rewards stockholders and fosters employee pride.

     With this as our standard, all of us are dissatisfied with the results of 1996. Market forces, along with operating problems caused by our own mistakes, combined for a disappointing year in earnings.

     When Geon was created through its initial public offering, we talked about the cyclical nature of our business. In fact, we made a commitment that by re-engineering processes, reducing costs, improving productivity and shutting down older, inefficient operations, we would put a financial floor under Geon at the bottom of the earnings cycle. We believe we have done just that, creating an earnings base that on a comparable basis is more than $100 million better than in 1992.

     Without that improvement, Geon would have suffered serious operating losses in 1996. The competitive nature of the industry drove polyvinyl chloride (PVC) cash margins to historic lows, more than $0.02 per pound below the last trough in 1992-1993. Each $0.01 in cash margins represents about $0.50 per share in earnings. Although the causes of these lower margins are clear, we believe we must still reward our stockholders even in these tough conditions. That is our commitment to you, our stockholders, and it is one that every Geon employee takes seriously.

     The operating problems in 1996, which now have been resolved, occurred during start-up of our expanded vinyl chloride monomer (VCM) facility and at certain PVC plants. Together, these resulted in an estimated negative impact on earnings of $0.30 per share for the year. While the absence of these losses would not have been enough to turn the year into a satisfactory one, these problems certainly do not reflect the kind of operating excellence we need in this very competitive business.

     For Geon, net income in 1996 was $12.2 million, or $0.50 per share, on sales of $1.1 billion. In 1995, net income was $71.3 million, or $2.75 per share, before special charges, on sales of $1.3 billion.

     The good news for 1996 is that the business grew well. We learned some lessons, solved some problems and achieved further cost improvements while doing business in a highly competitive marketplace. As we head into 1997, we remain confident in our quest for Geon to become the most profitable producer in the vinyl industry.

                         LOW MARGINS IMPACT 1996 RESULTS

     After a tight supply-demand balance in early 1995, PVC prices and cash margins eroded as ethylene and chlorine costs rose. Vinyl prices rose in early 1996 in response to increased demand. However, during the second half, industry margins shrank again because of rising raw material costs and a drop in prices at year-end. Additional North American industry capacity, as well as soft export prices because of sluggish economies in Europe and Japan, exerted downward pressure on North American resin prices during most of 1996. Consequently, PVC industry cash margins for the year were approximately $0.065 per pound less than in 1995 and $0.02 per pound less than in the down-cycle period of 1992-1993.

     World vinyl production is estimated to have reached 49 billion pounds in 1996, growing nearly 5 percent per year over the past five years. Geon expects global demand will rise by about 6 percent per year through 2000, driven by growth in the Asia/Pacific and other developing regions, along with continued strength in North America.

     Industry shipments rebounded by 11 percent in North America in 1996 after a relatively flat 1995. The rejuvenated Canadian economy was an important contributor to the rise in demand, along with low interest rates and healthy industrial production in the United States. Demand was especially strong in the pipe, siding and window markets.

     People throughout the world continue to request vinyl because of its durability and cost-effective performance.

                     VALUE CREATED THROUGH GEON INITIATIVES

     For 1996, we established some tough, challenging and important goals. Following is a report on our progress:

                  CONTINUING COST AND PRODUCTIVITY IMPROVEMENTS

- In our efforts to improve earnings through cost reductions, productivity gains, quality enhancements and growth, we established goals totaling $55 million for the year. We achieved $32 million of that goal, with most of the shortfall resulting from the aforementioned problems with our VCM expansion and PVC manufacturing early in the year. Nevertheless, by year-end, resin productivity, measured in pounds of resin per employee, was up 16 percent, and we reduced cash conversion costs by 5 percent. Since 1992, resin productivity has more than doubled, and we have decreased production costs per pound by more than 40 percent.

- We continue to achieve impressive productivity gains in compound, with pounds per capacity hour up 11 percent. Today, we are running half as many production lines as we did in 1992, even though unit sales have grown 18 percent. We have achieved significant savings by redesigning and streamlining our product line to require fewer raw materials, by reducing down times and by increasing run rates. The consolidation of rigid compound manufacturing at Avon Lake, Ohio, is almost complete, and we started up the new line in the first quarter of 1997. We completed the shutdown of our New Jersey compound line during 1996.

                          REDUCING RAW MATERIAL COSTS

- We completed the 800-million-pound expansion of our LaPorte, Texas, VCM facility, bringing the plant's total capacity to 2.4 billion pounds. Our LaPorte facility is the largest and clearly one of the lowest-cost VCM plants in the world. The additional capacity reduces cost by eliminating most of our need to purchase VCM at market prices. In 1996, the expansion resulted in $8 million in raw material savings and is anticipated to save $8 million in 1997, if VCM cash margins remain unchanged. The start-up issues are now behind us and the plant is achieving planned production and cost targets.

- Our joint venture agreement with Olin Corporation to jointly build a 250,000-ton chlor-alkali plant in McIntosh, Alabama, was finalized during the third quarter, and construction has begun. Known as Sunbelt Chlor-Alkali, the joint venture will supply one-third of LaPorte's current chlorine needs and will be one of the lowest-cost plants

The Geon Company
To Our Stockholders continued



     in the industry. Construction should be completed by the end of 1997, with full operation in early 1998. Industry conditions in 1996 demonstrated the need for Geon to explore additional opportunities beyond the Sunbelt project to reduce raw material costs. We are continuing to look for creative, high-return opportunities that offer a competitive advantage.

- Consolidation of compounding raw materials resulted in the elimination of nearly 140 products and approximately $1.5 million in savings.

                           PURSUING PROFITABLE GROWTH

- Compound shipments grew well, up 11 percent for the year. Sales reached $452 million. Aggressive cost and productivity gains, plus solid growth, have significantly improved the contribution of compounds to shareholder economic value.

- Specialty resins are playing an increasingly important role as we focus on areas to improve our profitability and growth for the future. As a result of rising customer demand, we are expanding our dispersion resin production facility in Pedricktown, New Jersey. Dispersion resins are used in a wide variety of flooring, automotive, coating and consumer products.

                      ENHANCING THE WAY WE SERVE CUSTOMERS

- We have a team of very dedicated individuals bringing our new Geon 2000 information system closer to completion. The system, which uses SAP computer software technology, was put into operation in late 1996 for our resin business. When completed companywide in 1997, it will reduce our operating and working capital costs, improve our service to customers and tie our organization together on a real-time basis for faster response.

- We also accomplished our objective for all of our plants to earn ISO 9002 certification. This means our customers can be sure that all of our facilities operate according to world-class standards of quality and consistency.

                           REWARDING OUR STOCKHOLDERS

- In July, the Company completed its 1995 authorization to repurchase 10 percent of Geon common stock. Subsequently, the Board of Directors authorized an additional repurchase of up to 2.5 million shares, of which 600,000 shares have been purchased to date. Since 1993, the Company has repurchased 4.5 million shares and returned more than 110 percent of our net income to stockholders through dividends and share repurchases.

                      DRIVING RESULTS WITH INCENTIVE PLANS

- We recognize our employees' contributions and accomplishments through our gain-sharing and Success-Sharing programs, which link employee compensation directly to stockholder value. The gain-sharing program is based on specific improvement and performance targets for our manufacturing employees. In addition, all employees are eligible for Geon stock awards under our Success-Sharing plan, which follows the same criteria as our management incentive plan, so that everyone is focused on the same Company goals. In 1996, as a result of our performance, payouts were down substantially from 1995 and totaled $7.5 million. Geon employees and directors now hold 12 percent of all outstanding shares, up from 8 percent last year.

                    SETTING RECORDS IN SAFETY AND ENVIRONMENT

- Once again, we were very proud of our safety and environmental performance this year. Many sites set new record-lows for accidents and environmental releases. In North America, we have now completed more than three years, or 12 million employee hours, without a lost-time accident. We believe this is an unprecedented achievement in the chemical industry.

                                 1997 AND BEYOND

     As we look forward to 1997, we once again see challenges for Geon. Just as in 1996, we are beginning the year at very low margins in our commodity resin business. While we have announced price increases of $0.06 per pound for resins



[PHOTO - WILLIAM F. PATIENT]
WILLIAM F. PATIENT
Chairman of the Board, President and Chief Executive Officer
/S/ W. F. Patient
and $0.03 per pound for compounds, our major raw materials (ethylene and chlorine) are also starting the year with announced price increases.

     We estimate additional vinyl industry capacity in 1997 to be comparable to the trend line for industry growth. On the demand side, we anticipate returning to a more normal growth rate of approximately 2 times real gross domestic product. As a result, industry capacity utilization rates in 1997 are projected to be similar to those in 1996. Certain risk factors that may affect these forward-looking comments are discussed on page 33.

     At Geon, we are proceeding with our strategy of creating new ways to generate an acceptable level of earnings even at the bottom of the cycle. Our belief is that to run the business right, we must focus on driving costs even lower, improving efficiencies and achieving operational excellence in every aspect of our business. We need to innovate the best and lowest-cost systems, processes and products to provide more value to our customers than the competition. Simply, we must achieve the industry's best quality, reliability, productivity and cost.

     In resins, we remain highly focused on becoming the low-cost provider. We have set clear cost-reduction targets for 1997 and 1998 to improve earnings, even if the industry persists at current record-low margins. Also, we will continue to leverage our existing assets to grow with our customers, while minimizing additions to capital.

     We intend to strengthen compounds by being the low-cost provider and the industry leader in quality and service. As in resins, the effort to reduce costs is relentless. We will provide better service by improving product consistency and on-time delivery. Also, by penetrating new markets, participating in international joint ventures and targeting customers who are growing faster than the rest of their industry, we will enhance compound growth.

     Our accomplishments have proved that our people are a primary key to our success. The people of Geon understand that our industry and our competitors are not standing still. Continuous improvement will be necessary if we are to set the benchmark for excellence in our industry and create new value for our stockholders.

     Through productivity improvement, business simplification, overhead reduction, wise investment in technology and -- most importantly -- cost efficiency, we will create customer satisfaction and the kind of profitability you, our stockholders, expect.

     The management and employees of Geon are committed to that goal!

                                                           March 3, 1997


[PHOTO - DONALD P. KNECHTGES]
DONALD P. KNECHTGES
Senior Vice President, Technology/Engineering
/S/ D. P. Knechtges


[PHOTO - LOUIS M. MARESCA]
LOUIS M. MARESCA
Vice President, Operations
/S/ L. M. Maresca


[PHOTO - EDWARD C. MARTINELLI]
EDWARD C. MARTINELLI
Senior Vice President, Commercial
/S/ E. C. Martinelli


[PHOTO - GREGORY L. RUTMAN]
GREGORY L. RUTMAN
Vice President, General Counsel and Secretary
/S/ G. L. Rutman


[PHOTO - THOMAS A. WALTERMIRE]
THOMAS A. WALTERMIRE
Chief Financial Officer
and Senior Vice President, Human Resources
/S/ T. A. Waltermire

The Geon Company

40 Years of Excellence in Serving North America
Niagara Falls Plant


[PHOTO - MARK MESAROS  & DAVE DUNSEITH]
/S/ Mark Mesaros
/S/ Dave Dunseith

[PHOTO - CLIFF MORRIS]
/S/ Cliff Morris

[PHOTO - B. MARSHALL]
/S/ B. Marshall


Geon's Niagara Falls plant, the largest producer of vinyl resins and compounds in Canada, is marking its 40th anniversary in 1997. The plant and its 160 employees serve primarily the siding, rigid profile, general flexible and automotive markets in eastern Canada. Its current capacity of nearly 600 million pounds of resin and compound per year is more than 50 times its capacity when it opened as a BFGoodrich facility in 1957 with 50 employees.

     Niagara Falls employees take a cross-functional team approach to address strategic issues such as product quality, process uptime, product change time, unit operations and gain-sharing. As a result of these efforts, the resin and compound units set six new monthly production records during 1996, and resin maintenance downtime and costs were the lowest in the Company in the fourth quarter.

     As noted in the Safety and Environmental Performance section of this report, the plant has achieved more than three years without an environmental exceedance, thanks largely to the efforts of its wastewater treatment team, which totally revamped the plant's treatment operating procedures. Each day, the plant treats 3.5 million to 4 million liters of wastewater.

     Niagara Falls employees reached the milestone of 1 million hours worked without a lost-time injury on September 21, 1996. In honor of this achievement, the plant received an award from the Ontario Industrial Accident Prevention Association. The plant has experienced only one recordable injury since August 1994.

     Operational excellence and responsible care are the foundations for benchmark performance at the Niagara Falls plant, where employees are satisfied with nothing less than being the best.

[PHOTO - KATHY BRIEN & LILI L. PILLITTERI
/S/ Kathy Brien
/S/ Lili L. PILLITTERI

[PHOTO - RANDY REEB]
/S/ Randy Reeb

[PHOTO - DENNIS J. REYNOLDS AND DAN POWELL]
/S/ Dennis J. Reynolds
/S/ Dan Powell



NIAGARA FALLS EMPLOYEES:

WILLIAM T. ABBOTT - TRACY L. AIELLO - DOMENIC J. ANELLO - DANIEL H. ARSENEAULT - MICHAEL N. BABIN - ROBERT B. BABIN - ROGER BARTHE - DARREN M. BAYES - ARTHUR R. BENVENUTI - ANTHONY F. BORG - CAMERON A. BOTTING - JOHN J. BOUDREAU - MARK R. BRAIN - CHAD R. BRAUNECKER - KATHLEEN R. BRIEN - PAUL R. BRUNET - LEE A. BUCKBOROUGH - BRIAN BURLEY - DENNIS L. BUSH - LEO BUSSI - JOHN E. CAESAR - BRIAN
A. CAIN - JOHN L. CAIN - DIANE E. CAMPBELL - ANTHONY T. CANHAM - DOMENIC CARCHIDI - GIOVANNI P. CARDINALE - MARK C. CLENDENNIN - GAVIN D. COCKMAN - DONALD L. COTTER - SCOTT W. CRAIN - JAMES E. CULP - ANNA M. CUPOLA - DONALD J. DAVIDSON - RUSSELL K. DEKKER - DOUGLAS DEROCHIE - ARTHUR S. DICK - HERMAN G. DIEPOLD - MICHAEL D. DIETRICH - FRANK P. DIODATI - LAURENT A. DUCHESNE - WARREN
A. DUNN - DAVID G. DUNSEITH - DANIEL E. ELLIS - ARTHUR P. FEDEROW - GREGORY G. FINKBEINER - JOHN M. FRANIC - DANIEL FROUDE - ROBERT J. GARTNER - CHRISTOPHER S. GAUTHIER - TIMOTHY C. GORDON - HERB GRAF - GREGORY A. GREEN - A. TERRY HALLIGAN
- JOHN A. HALLIGAN - JURGEN J. HAMM - RALF G. HAMM - STEPHEN A. HARRIGAN - ROBERT D. HAWKEN - LAYN C. HAYES - GERALD R. HEDGE - ROBERT J. HEENEY - DAVID HILL - NORMAN L. HOLMES - RAYMOND J. HORTH - KITCHENER S. HOWARD - RICHARD J. HUNTER - JAMES F. IRWIN - WILLIAM P. IRWIN - GEORGE D. JACKSON - DAVID J. JARRETT - RONALD S. JOHNSTON - W.R. GLEN JOHNSTON - CHARLES T. KELLY - JAROSLAW
O. KIT - PATRICK F. KORTE - STEPHEN KVAS - CHRISTOPHER D. KYLE - GERALD E. LALONDE - DONALD G. LASLO - PETER LITNEWSKI - JEFFREY W. LITTLE - CHRIS H. LOCOCO - NORMAN J. LUMSDEN - EDWARD E. LUTZ - SCOTT L. MAC INNES - DIANE S. MACLEAN - P. MICHAEL MACLEAN - PATTI-ANNE MACLEAN - PAUL C. MACLEAN - DONALD N. MAJOR - THOMAS M. MARALDO - ANTHONY MARRARA - BERTRAM MARSHALL - PHILIP W. MARSHALL - FIONA H. MCCABE - JAMES MCCANN - WILLIAM J. MCDONALD - MARTIN E. MCRAE - BYRON E. MCWHIRTER - MARK S. MESAROS - BRIAN B. METHVEN - FRANK MOLNAR - HAROLD J. MOLNAR - RENATO A. MORETTIN - CLIFFORD E. MORRIS - EDWARD A. MORRIS - ROSE MURPHY - FREDERICK M. MURRAY - KENNETH J. NIVEN - PAUL R. OWENS - CHRIS A. PALMER - TIMOTHY H. PARKES - STEPHEN J. PARKINSON - JOHN F. PELLEGRINO - JAMES
F. PERRY - DALE A. PIDGEON - BRADLEY J. PIFIEFER - LILI L. PILLITTERI - DANNY M. POTTER - THOMAS J. POUPORE - DANIEL W. POWELL - BRIAN C. PREECE - JOHN M. PUN - CRAIG RAE - DOUGLAS D. REEB - RANDY D. REEB - BRIAN J. REES - CHRISTOPHER G. REID - DAVID A. REID - DENNIS J. REYNOLDS - JOAN R. RICHARDSON - COLIN ROHRMOSER
- CHRIS A. RUDDY - STEVE G. RUSKOFF - EDWARD D. RYAN - MAURICE D. SAUVE - SUZANNE M. SAWATSKY - MELVIN C. SCHABEL - BLAIR C. SCHIEBEL - RAJENDRA N. SHAH - DAVID A. SHELLEY - BRIAN J. SIMS - FIORINDO F. SINIBALDI - JAMES C. SMITH - THOMAS W. SMITH - DANNY D. SNIDER - ROBERT M. SOYKA - SAVIOUR SPITERI - DAVID J. STEWART - LARRY J. STRADER - JAN STRYJSKI - LEONARD SUTTON - BRUNO TANASI - PAUL TANASI - LOUISE M. TAYLOR - STEPHEN A. THOMPSON - JAMES THOMS - JACK TOFFOLO - MARGARET A. VERES - JOHN E. VOOGT - PETER J. VOOGT - MIHKEL U. WAHER - GEORGE A. WALLACE - JEFF D. WARRELL - MARK J. WHITWELL - LINDA S. WIDDIFIELD - WILLIAM H. WILKIE, JR. - ERWIN J. WILLAMS - WALTER WIRA - KAREN M. WOODRUFF - R. MATTHEW M. WOODRUFF - ROBERT F. WOODRUFF

The Geon Company

Creating Value through Profitable Expansion
LaPorte Plant


[PHOTO - JERRY R. DIAL & ALEX JONES]
/S/ Jerry R. Dial
/S/ Alex Jones

[PHOTO - BRUCE ? GRABILL]
/S/ Bruce ??. Grabill

[PHOTO - DOUGLAS ??. ???]
/S/ Douglas ??. ???


When the expansion of Geon's LaPorte, Texas, vinyl chloride monomer (VCM) manufacturing plant was completed in 1996, the facility became the largest of its kind in the world. But size isn't the only thing that makes the LaPorte plant unique. It is the only VCM plant in the United States to receive ISO 9002 certification, recognized worldwide as the standard of quality processes.

     The facility is also one of the most efficient VCM manufacturing plants in the world. Since 1991, its people have achieved $8 million in annual savings through efficiency and productivity improvements.

     For The Geon Company, the expansion of the LaPorte plant's capacity by 60 percent, to 2.4 billion pounds per year, was one of the most significant developments of 1996. VCM is the building-block material in the manufacture of polyvinyl chloride resin. The process combines ethylene and chlorine into ethylene dichloride, which is purified and fed to cracking furnaces where VCM is produced. The VCM is then shipped to Geon's resin plants or sold on the open market.

     Geon's increased self-sufficiency in VCM reduces its raw material costs because the Company can produce the material at the LaPorte plant for less than market prices. By lowering the cost of the VCM supplied to the Company's resin manufacturing facilities, Geon advances a step further toward its objective of being a low-cost leader in the world vinyl industry.

     Safety and the environment also are high priorities at the LaPorte plant, and its performance consistently ranks as the best in the industry. The plant was named the Texas Chemical Council's "Best in Texas" in 1993 and is currently pursuing "STAR" recognition by the Occupational Safety and Health Administration. Since 1989, approximately $10 million has been spent to improve the plant's safety and environmental systems.

     The plant employs about 175 full-time workers in operations, maintenance, engineering and support functions, along with 50 contract employees to supplement maintenance. The people of LaPorte are committed to the mission of reliably achieving high-quality, low-cost monomer manufacturing in a safe and environmentally sound manner.

[PHOTO - GINA L. ENSMANN & WALLACE GABRIEL]
/S/ Gina L. Ensmann
/S/ Wallace Gabriel

[PHOTO - GLENN HUDSON]
/S/ Glenn Hudson

[PHOTO - DEAN McGEE]
/S/ Dean McGee


LAPORTE EMPLOYEES:

David W. Abbott - Dennis C. Ayers - Gary D. Bass - Patrick S. Bearb - Max A. Bennett - Shane Bilbrey - Robert E. Blythe - Lynn R. Boedecker - Preston K. Bonner - Dennis D. Brown - Mary L. Brownfield - Phillip H. Buck - Clayton D. Burrell - Christopher Burrell - Michael A. Butler - Kathleen K. Cameron - Juan
A. Canizales - Norman J. Carlegis - William H. Carraway - Gerald S. Carrier - Rickey D. Caruso - Ernest R. Chance - David F. Charba - Eddie L. Childs - Dan R. Clark - Douglas A. Conner - Doswell A. Conner, Jr. - Richard Contreras - Christopher A. Crandall - Richard A. Crandall, Jr. - Calvin D. Crew - Steven J. Crowson - Constance J. Dattilo - William L. Davis, Jr. - Lee E. Dearman - Kathleen M. Deitz - Kenneth R. Delaney - Stephen A. Delasbour - Dennis J. Demel
- Jerry R. Dial - Eduardo L. Diaz-Sandi - James G. Dominy, Jr. - Ronald J. Dupree - Wilmer E. Easter - Gina L. Ensmann - John P. Estrella - Edward G. Flores - Bruce D. Foley - Jonathan P. Fried - D. Andrew A. Furnas - Wallace E. Gabriel, Jr. - Ryan P. Garnett - Gary L. Glover - Albert P. Golt - Johnny D. Gonzalez - Milton J. Goudeau - Lloyd R. Goyer - Katherine M. Grabill - Bruce W. Grabill - Bruce A. Graham - James G. Greer - Gerald E. Griffin - David A. Hamilton - Beverly J. Hancock - Jack W. Hanel - James R. Harper - Donald L. Harrison, Jr. - Jerry W. Heintschel - Lujuna J. Henley - David J. Hinson - Thurman Hively - Mark C. Hoffman - John D. Hollaway - Ben A. Holliday - Troy F. Hollin - Owen R. Huckabay - Glenn R. Hudson - Rogers M. Jackson, Jr. - James D. Jaster - Barry H. Johnson - Victor J. Johnston - Bryan D. Jones - Craig E. Jordy
- Kathleen A. Kapsiak - Patrick H. Kelly - Carl A. Kemp - Ronald P. Klein - Kenneth L. Lacy - Charles A. Lambard - James T. Lancelin - David L. Laubacher - Paul E. Leadon - Jerry L. Leos - William P. Lesko - Joel H. Lindahl - Troy D. Lindsey - Larry J. Logan - Jeffrey D. Logan - Juan G. Lopez - Timothy C. Lowell
- Sammy D. Lozano - Kevin W. Machemehl - Franklin J. Manahan - Timothy G. Manning - William G. Marin - Harold I. Maris - John O. Marshall - Mark P. Mascorro - Donald C. Maughn - Victor L. McClure - Alfred D. McGee - Shawn P. McGlynn - David S. McNair - Lloyd L. Mercer - Nick W. Mitchell, Jr. - Martha H. Moreno - Epifanio Moreno, Jr. - Scott D. Morgan - Robert L. Morgan - Joe R. Morris - Michael W. Mounts - Billy V. Munselle - Randy C. Nalley - Robert A. Neibert - James P. Nolan - Lester V. Olive - James C. O'Sullivan - Ronald A. Paige - Paul D. Pawlowski - Curtis R. Peery - Abel R. Perez - David W. Peterson
- David A. Pierce - Lawrence Popiel - Carroll C. Potts - Istvan Potyondy - Larry
I. Probst - Roger A. Ratisseau, Jr. - Sylvia J. Ray - Dennis G. Roberts, Jr. - James S. Robinson - Johnny B. Rowell - Alan T. Sakach - John E. Sanders o Stephen Schultz - Anne L. Selcer - Oren T. Sheppard - Gary D. Shields - Donald
R. Shrum - David L. Simmons - Gary L. Smotherman - Carol A. Spencer - Alan K. Spriggs - Peter K. St. Julian - Arthur R. Starnes - Joseph M. Steele - Joseph B. Stilwell - Mark A. Stroderd - John T. Sullivan - Betty A. Swearingen - Cecil V. Tanner - John L. Taylor, Jr. - Reggie E. Threlkeld - Chris B. Timmins - Alejandro Torres - Terry E. Townsend - Samuel O. Tuck - Pamela M. Vaughn - Ronald J. Vaught - Ronnie L. Venable - William A. Wagner - Mark E. Wilkins - Leslie E. Williams - Tadarell L. Woods - Robert L. Wronko

The Geon Company

Working Together for Benchmark Performance
Louisville Plant


[PHOTO - CARL FRANK]
/S/ Carl Frank

[PHOTO - PETE CASTELLA]
/S/ Pete Castella

[PHOTO - PAUL E. SUMPTER]
/S/ Paul E. Sumpter


The people of Geon's Louisville, Kentucky, plant have worked so far this decade without a lost-time injury, accumulating more than 3.4 million safe working hours during that span. Such exemplary performance is standard operating procedure at the Louisville plant. The facility, which was opened by BFGoodrich in 1942, today employs 137 people and produces 700 million pounds of resins and compounds per year.

     Since 1992, productivity improvements have increased the plant's resin production capability by nearly 50 percent. Debottlenecking efforts during 1996 increased resin capacity by 120 million pounds per year, or 20 percent, at a cost of $4 million.

     Self-directed teams have achieved significant improvements in several important areas. In compounds, for example, Louisville employees set a new production record in 1996. Another self-directed team has increased the cost efficiency of utility usage and eliminated steam outages, leading to more consistent production.

     In an intensive employee involvement program, department committees generate ideas to make their departments more competitive. The committees conduct pilot programs to test their ideas. Successful programs are submitted to a vote of the department's employees. If the employees vote to implement a program, it is sent to a joint steering committee -- consisting of five union-designated representatives and five company-designated representatives -- for final approval. In this way, management, the union's leadership and its membership are working together to make the Louisville plant a world-class facility.

[PHOTO - JOSEPH E. MORRIS JR.]
/S/ Joseph E. Morris Jr.

[PHOTO - ROY E. TITUS]
/S/ Roy E. Titus

[PHOTO - LATASCA D. SMITH & GEORGE A. HAYSLEY]
/S/ Latasca D. Smith
/S/ George A. Haysley


LOUISVILLE EMPLOYEES:

Edward R. Adams - Joseph W. Arnold - Edward L. Ballard - Anthony W. Barker - Patrick E. Barnes - Gerald Bartz - Charles A. Beck - John M. Bell - Edwin J. Blake, Jr. - Robert L. Boehnlein - Thomas D. Boisvert - Michael J. Booth - Mark
S. Bradley - Stephen T. Brown - Donald L. Bunch - Lloyd B. Byrd - Mickey J. Carmack - Pete Castella - Wallace P. Cawthon - Richard H. Charles - Paul T. Clagett - Gerald T. Clark - Herman Cornett - Charles R. Darst - Jerry T. Davenport - William L. Davis - Stephen A. Deetsch - Carl E. Denner, Jr. - Richard A. Doebler - Michael T. Dove - Kathy L. Eads - John E. Eddleman - Richard W. Exton - Harold R. Finley, Sr. - Karen C. Finn - Larry M. Foreman - Phillip L. Fortwengler, Sr. - Carl W. Frank - Richard L. French - Robert J. Fritz - David A. Gahafer - William L. Gant - Gordon B. Garrett, Jr. - Michael G. Goebel - Russell G. Gregory - Darrell R. Gresham - Thomas D. Guelda - James C. Hafling - Stephen E. Hale - David A. Hale, Jr. - Elmer R. Hall - Michael L. Harmon - George A. Haysley - Ronald W. Herink - David C. Hicks - Ronald L. Hill
- Jerry D. Hooper - Joseph D. Hughes - Glyn W. Humphrey - William K. Jarrett - Lester R. Jewell - James R. Johnson - Michael E. Johnson - Mark D. Johnson - Stephen E. Kannapel - James A. Kennedy - Richard W. Kern - William H. Kirksey - Gary L. Lantz - Merrill G. Law - James B. Ledford III - Francis J. Levy, Jr. - David A. Lile - Holly L. Livermore - Albert J. Lorey, Jr. - Carl A. Manion - James S. Martin - David L. Mask - Paul D. May - Ted J. Michalik - Michael V. Mindel - William T. Minor - Jason L. Moore - Franklin D. Moore - Joseph E. Morris, Jr. - William T. Mullins - John O. Nacke - James S. Nelson - Morris J. Newhouse - Merrille Noe - Larry F. Norfleet - John J. O'Bryan - Ben F. Owens - Isaac A. Owens - Robert L. Patton - Randal B. Paul - Gerald R. Payne - John E. Peay - Bradley R. Perkins - Ernie E. Phelps - Sarah O. Puckett - Darrell L. Purvis - Gary L. Rapp - John H. Rayburn - Paul H. Reger - Edwin P. Reyling - Robert J. Richardson - Vickie L. Sabel - Karl V. Sanders - John C. Schaap - Fredric M. Schuler - David R. Scoggin - Miriam D. Shelburne - Thomas L. Shields III - Robert G. Short - Ronald Shuffitt - Dave L. Sibley - La'Tasca D. Smith - James A. Smith, Jr. - Nelson E. Snider - Charles B. Spencer - Larry W. Stivers - Paul E. Sumpter - Michael J. Thompson - Roy E. Titus - Bruce H. Todd, Jr. - Charles Torain, Jr. - Rex A. Turner - Terry D. Vincent - James K. Walsh - Jerry
E. Walston - Robert E. White - Thomas E. Willett - Winfrey Williams - Larry Wise
- Victor L. York

The Geon Company

Safety and Environmental Performance Report


Geon's excellent safety and environmental record reflects the high priority our people place on preventing accidents, eliminating chemical emissions and reducing waste. In the past year, the people of Geon continued their already stellar performance in each of these areas.

     On January 11, 1997, our North American employees completed a third full year without a lost-time injury, defined as an on-the-job injury which requires an employee to be away from the workplace for at least one day. This is equivalent to 12.2 million employee working hours without a lost-time injury. Worldwide, Geon facilities have not experienced a lost-time injury since October 1995, or 5.1 million working hours.

                              OPERATING INJURY-FREE

     Many of our plants have operated for extraordinary lengths of time without a lost-time injury. Deer Park has experienced no lost-time injuries in the past 11 years, or 2.2 million working hours. The Henry and Terre Haute plants have recorded 8 1/2 years each, or 3.4 million and 1.5 million working hours, respectively, and the Louisville plant has operated 7 1/2 years, or 3.7 million working hours, without a lost-time injury.

     Five of our plants -- Altona, Avon Lake Compounding, Long Beach, Plaquemine and Scotford -- completed 1996 without a recordable injury of any kind. Of these, Plaquemine has operated more than four years, and Scotford more than three years, without a recordable injury, defined as one which requires more than first-aid treatment.

     Geon's injury prevention success is having a significant positive impact on workers' compensation claims, resulting in cost reductions for the Company. For the three-year period of 1994 through 1996, workers' compensation claims, both in dollar terms and the actual number of claims, were reduced by approximately 75 percent compared with the period of 1991 through 1993.

                          REDUCING EMISSIONS AND WASTE

     The Company also continued its progress in reducing chemical emissions and other waste materials in 1996. We matched our previous best-ever performance of 1995 in reportable chemical releases and permit exceedances, with six of our plants exhibiting 100 percent compliance during 1996. Such performance



[GRAPH]
                     1996 GEON EMPLOYEE SAFETY PERFORMANCE

                                  INCIDENCE RATE (1)
                            ------------------------------
                            TOTAL RECORDABLES    LOST TIME
                            -----------------    ---------
CMA COMPANIES OVER
  2 MILLION HOURS/YEAR
GEON(2)                                              0

(1)  Injuries per 200,000 hours (or 100 employees/year)
(2)  Full-year 1996 Geon statistics
Source: CMA 1st-half 1996 Injury & Illness Report


[GRAPH]

                 GEON LANDFILL DISPOSAL
                    Index 1993 = 100
                 ----------------------
93
94
95
96

represents a truly exceptional team effort by all employees at each of our plants. Noteworthy is the Niagara Falls plant, which has completed three years without a wastewater exceedance, and the LaPorte plant, which maintained excellent environmental and safety performance while undergoing a major capacity expansion and the subsequent start-up of new process equipment.

     A combination of process improvements and recycling efforts at all Geon plants has reduced the Company's overall generation of wastes disposed at landfills and through other means. At most of our plants, employees are rewarded for meeting waste reduction goals as part of their overall gain-sharing programs.

     Just as a focus on safety can translate into cost savings, an effective recycling program can also provide monetary returns for the Company. Overall, Geon recycled 7.6 million pounds of materials in 1996, resulting in a net savings of approximately $500,000.

     For example, the Pedricktown plant recycled a variety of materials, including drums, paper, cardboard, wood, used oil and solvents, for a net return of $49,000 in 1996. The Avon Lake site program recycled 1.4 million pounds of various materials during the year.

                    AWARDS RECOGNIZE OUTSTANDING PERFORMANCE

     In recognition of our employees' personal diligence, teamwork and outstanding safety record, the Chemical Manufacturers Association (CMA) honored Geon with its Lammot du Pont Safety Award in June 1996. The award was established in 1951 to encourage member companies to improve their industrial safety programs. Geon won the award in the category of companies with 2 million to 20 million employee hours per year. Geon achieved the greatest reduction in injury and illness incidence rates among all CMA companies in the category for the five-year period ended December 31, 1995.

[GRAPH]
                            GEON PLANT EMISSIONS(1)
                               Base Year 1987=100

                    87    88    89    90    91    92    93    94    95    96e
                    --    --    --    --    --    --    --    --    --    ---
AIR
WATER
OFF-SITE(2)        100

(1)  SARA Title III Emissions
(2)  Landfill and other



[PHOTO - GARY SMOTHERMAN]
/S/ Gary Smotherman

[PHOTO - GERALD GRIFFIN]
/S/ Gerald Griffin

[PHOTO - SAMMY D. LOZANO]
/S/ Sammy D. Lozano

[PHOTO] In June 1996, the people of Geon received the Chemical Manufacturers Association's Lammot du Pont Safety Award, one of the highest honors a chemical company can earn. The award recognizes Geon's stellar performance in preventing injuries and accidents.

The Geon Company

Safety and Environmental... continued

[PHOTO]

     Geon once again received the Conrail Diamond Drop Award for flawless shipping, based on performance in 1995. The award recognizes companies that ship at least 1,000 rail cars of hazardous material during the year without a shipper-caused release. Of the 26 chemical producers that earned the award last year, Geon is the only company that has received the award in each of the eight years since the award's inception.

     In April 1996, the Vinyl Institute presented awards to five Geon plants for their achievements to improve worker safety and protect the environment. Deer Park received the Environmental Excellence Award for its nine consecutive years of perfect compliance with national standards for vinyl chloride emissions. Niagara Falls, Pedricktown, Scotford and LaPorte each received the Environmental Achievement Award for minimizing air pollutant emissions, and the Safety Performance Award for improving worker safety.

                      ENVIRONMENTAL SCIENCE SUPPORTS VINYL

     Scientific research is providing additional evidence that vinyl is not a significant source of dioxins in the environment, as some environmental groups have claimed.

     In the largest independent study ever conducted on the potential relationship between chlorine and dioxin emissions from waste combustors, no statistically significant relationship between waste feedstock containing chlorine and dioxin output concentrations was found. Of 90 facilities with sufficient data to analyze the effect of chlorine on dioxin concentrations, 80 percent showed no relationship, while 11 percent displayed an increase in dioxin emissions and 9 percent showed a decrease.

     These results indicate that factors other than chlorine, such as combustor equipment and operating conditions, are what influence dioxin concentrations. The study, which was directed by the American Society of Mechanical Engineers, confirms the findings of an earlier study by the New York State Energy Research and Development Authority, which concluded that the presence or absence of vinyl has no effect on the amount of dioxin emitted during the incineration process.

     The vinyl industry recently established an independent review panel of experts who will participate in a multi-year testing program designed to measure potential dioxin emissions from various points in the vinyl production process. Results of this "characterization" program, of which Geon is a key participant, are being shared with the U.S. Environmental Protection Agency as they become available.

     In this and other environmental and safety matters, Geon and its people are dedicated to setting high standards and acting responsibly as the benchmark for the rest of the industry. We are determined to continue leading the way through outstanding performance in the coming years.

The Geon Company and Subsidiaries

Financial Summary


TABLE OF CONTENTS
Management's Analysis..................................................16
Consolidated Statements of Income......................................17
Consolidated Balance Sheets............................................19
Consolidated Statements of Cash Flows..................................21
Consolidated Statements of Stockholders' Equity........................22
Notes to Consolidated Financial Statements.............................23
Quarterly Data.........................................................31
Selected Five-Year Financial Data......................................32
Report of Independent Auditors.........................................33
Corporate Information..................................................34
Board of Directors.....................................................35


[GRAPH]

                                         GEON SALES AND SHIPMENTS
                                               $ Millions
                                             Index, 1992=100
                                     92     93     94     95     96
                                     --     --     --     --     --
Dollars, Total
Shipments, Resins & Compounds
  North America



[GRAPH]

             GEON SALES PER EMPLOYEE
               Pounds per Employee
                 Index, 1992=100
             -----------------------
92
93
94
95
96


[GRAPH]

                                 CAPITAL EXPENDITURES AND DEPRECIATION
                                             $ Millions
                                     92     93     94     95     96
                                     --     --     --     --     --
Capital Expenditures
Depreciation



[GRAPH]

                EARNINGS BEFORE INTEREST, TAX,
                DEPRECIATION AND AMORTIZATION
                        $ Millions
                -----------------------------
92
93
94
95
96



[GRAPH]


                                    INDUSTRY PVC SHIPMENTS AND MARGINS
                                            Billions of Pounds
                                             Cents per Pound

                                90     91     92     93     94     95     96
                                --     --     --     --     --     --     --
PVC Shipments
Margin Over Feedstock(1)

(1) Based on contract ethylene and chlorine prices, and pipe resin price as reported by CMAI and Chem Data Inc.

The Geon Company and Subsidiaries

Management's Analysis - Statements of Income


     In 1996, the Company achieved record resin and compound shipments. Income fell, due to a lower spread between selling prices and the cost of key raw materials. New production capacity throughout the industry depressed the capacity utiliza-tion rate and undermined attempts to pass on rising raw material costs. The spread over raw materials averaged 2 cents per pound below the last industry cycle trough of 1992-1993. Despite the lower margins, Geon's operating income of $29.9 million was an improvement of $52.8 million over 1992. This improvement is the result of Company efforts to increase unit sales volumes, higher productivity and reduced costs.

INDUSTRY CONDITIONS - The Company believes that, based on the Society of Plastics Industry's December 1996 data, North American (U.S. and Canada) producer shipments (including ex-ports) of PVC resins are estimated to have increased 11% over 1995. In 1996, based on U.S. government data, export shipments (8% of total shipments) are estimated to have decreased 22% from 1995. Total 1995 shipments were flat with 1994.

     Capacity utilization (shipments/capacity) for North America is estimated at 95% of effective capacity (89% of nameplate) in 1996. North American capacity increased 9% over 1995. Effective capacity utilization rates in 1995 and 1994 were 94% and 101%, respectively.

     The Company believes that average industry operating margins (price less raw material costs) for the largest PVC resin market applications decreased approximately 6.5 cents per pound in 1996 as compared with 1995. This decrease was the result of lower average selling prices of nearly 20%, only partially offset by lower average feedstock costs. Average chlorine costs approximated 1995 levels. While ethylene costs increased continually during 1996, they averaged slightly below 1995 levels. The 1995 average operating margins were approximately 1.5 cents per pound above 1994.

1996 RESULTS OF OPERATIONS - The Company had sales of $1.144 billion for 1996, a decrease of 10% from 1995. The Company's unit shipment growth exceeded the industry with increases in resin and compound of 14% and 11%, respectively. This unit sales volume growth was more than offset by decreases in resin selling prices. Also, the VCM volume being exported substantially decreased from 1995.

     In 1996, the Company had operating income of $29.9 million, down from $127.2 million in 1995, excluding the special charge primarily associated with the compound manufacturing reconfiguration. This decline in operating income primarily resulted from the severe drop in industry operating margins. The lower 1996 operating margins, as compared with 1995, decreased resin operating income by approximately $110 million. The Company continues to focus on cost reductions and productivity improvements. In April 1996, the 800-million-pound VCM expansion commenced production. Construction is proceeding on a jointly owned 250,000-ton chlor-alkali plant. The plant's start-up is expected in late 1997. During the year, the Company further improved its resin production per unit of capacity and compound manufacturing output per line hour. Also in 1996, employment declined by 2%.

1995 RESULTS OF OPERATIONS - Sales revenue for 1995 increased 5% over 1994. The increase resulted primarily from higher selling prices. Resin and compound volumes decreased 2% and 8%, respectively. The Company had 1995 operating income of $127.2 million, which was an improvement of 25% over 1994, excluding special charges. During 1995, the Company decided to reconfigure its compound manufacturing and recorded a before-tax charge of $63.9 million ($39.1 million after tax) principally for employee separation and plant phase-out costs. Of this charge, $49.1 million was for write-downs of surplus equipment and property. The improved 1995 earnings resulted from improved productivity, cost reductions and improved operating margins. During 1995, employment decreased 5%.

The Geon Company and Subsidiaries

Consolidated Statements of Income
(In Millions, Except Per Share Data)

                                                                Year Ended December 31,
                                                        -----------------------------------
                                                            1996         1995         1994
                                                        -----------------------------------
SALES .............................................      $1,144.4     $1,267.8     $1,208.6
OPERATING COSTS AND EXPENSES:
  Cost of sales ......................................    1,061.8      1,090.2      1,055.4
  Selling and administrative .........................       52.7         50.4         51.1
  Employee separation and plant phase-out ............        -           63.9          -
                                                        -----------------------------------
                                                          1,114.5      1,204.5      1,106.5
                                                        -----------------------------------
OPERATING INCOME .....................................       29.9         63.3        102.1
Interest expense .....................................      (10.8)        (6.2)        (7.8)
Interest income ......................................        1.4          1.8           .7
Other income (expense), net ..........................         .2         (6.5)         (.2)
                                                        -----------------------------------
INCOME BEFORE INCOME TAXES ...........................       20.7         52.4         94.8
Income tax expense ...................................       (8.5)       (20.2)       (36.9)
                                                        -----------------------------------
INCOME BEFORE EXTRAORDINARY ITEM .....................       12.2         32.2         57.9
Extraordinary loss on early extinguishment of debt            -            -           (1.3)
                                                        -----------------------------------
    NET INCOME .......................................   $   12.2     $   32.2     $   56.6
                                                        ===================================

EARNINGS PER SHARE:
  Before extraordinary item ..........................   $    .50     $   1.24     $   2.06
  Extraordinary loss .................................        -            -           (.05)
                                                        -----------------------------------
    NET INCOME .......................................   $    .50     $   1.24     $   2.01
                                                        ===================================
Number of shares used to compute earnings per share ..       24.6         25.9         28.1






                 See Notes to Consolidated Financial Statements

The GEON Company and Subsidiaries

Management's Analysis - Balance Sheets


     The consolidated balance sheet at December 31, 1996, reflects the solid financial position of The Geon Company.

ASSETS - Total assets of $736.9 million at year-end 1996 were 2% lower than year-end 1995. Decreases in cash and accounts receivable were nearly offset by the increases in all remaining asset categories, with other assets having the largest change. The decrease in receivables is due to a $37.5 million increase in the level of receivables sold versus last year. Other assets include the Company's investment in equity affiliates.

LIABILITIES AND EQUITY - The Company has outstanding $125 million in debentures issued in 1995 and maturing in 10 years and 20 years from issuance. The debentures have received investment-grade credit ratings. In addition, at the end of 1996, the Company had available unsecured lines of credit and overdraft facilities totaling $180 million. The improved funded status of the Company's pension plan at year-end 1996 as compared with last year resulted in the accrued pension liability decreasing by $27.8 million. During 1996, the Company returned $44.5 million to stockholders in the form of dividends and the repurchase of 1.5 million shares or 6% of the shares outstanding at the beginning of the year.

ENVIRONMENTAL MATTERS - The Company generates both hazardous and non-hazardous wastes - the treatment, storage, transportation and disposal of which are regulated by various governmental agencies. The Company has been designated a potentially responsible party by the U.S. Environmental Protection Agency in connection with one plant and various other sites. The Company has accrued $27 million to cover future environmental remediation expenditures and does not believe any of the matters either individually or in the aggregate will have a material adverse effect on its capital expenditures, earnings, cash flow or liquidity. Capital expenditures related to the limiting and monitoring of hazardous and non-hazardous wastes amounted to $3 million, $7 million and $1 million for 1996, 1995 and 1994, respectively. The Company estimates capital expenditures during 1997 of approximately $2 million to $4 million. Expenditures related to the remediation of previously contaminated sites are projected to be $19 million over the next five years. The risk of additional costs and liabilities is inherent in certain plant operations and certain products produced at the Company's plants, as is the case with other companies involved in the PVC industry. For additional discussion of environmental matters, refer to Note J of the Notes to Consolidated Financial Statements.

PUT AGREEMENT - The BFGoodrich Company (BFG) has the right (Put Option) to require the Company to purchase its Calvert Facilities (and certain associated liabilities) located principally at Calvert City, Kentucky, between April 1, 2000, and March 31, 2003, at the then fair value determined by an independent appraisal. The Put Option also extends to any ethylene dichloride (EDC) or VCM facility that BFG may build or acquire at or adjacent to the Calvert Facilities.

     BFG in its Form 10-K, filed February 1996 with the Securities and Exchange Commission for the year 1995, reported that Westlake Monomers Corporation (Westlake) had stated it intended to purchase the Calvert Facilities at an appraised value of approximately $170 million, including working capital. BFG's 10-K further stated that Westlake had previously asserted a value for the Calvert Facilities as low as $40 million. Subsequently during 1996, Westlake elected not to purchase the Calvert Facilities.

     The Company believes there are too many variables to be able to predict with any certainty what the market conditions and fair value might be between the years 2000 and 2003. The Company believes the above noted appraised value is overstated due to the location and age of the assets and less favorable current industry conditions.

The Geon Company and Subsidiaries

Consolidated Balance Sheets
(In Millions, Except Per Share Data)



                                                                                            December 31,
---------------------------------------------------------------------------------------------------------
                                                                                          1996       1995
---------------------------------------------------------------------------------------------------------
                                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ......................................................      $ 17.9     $ 61.1
  Accounts receivable ............................................................        72.7      102.3
  Inventories ....................................................................       105.1       92.2
  Deferred income tax assets .....................................................        18.1       14.0
  Prepaid expenses ...............................................................        20.0       13.4
---------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS .........................................................       233.8      283.0
Property .........................................................................       457.2      444.7
Deferred charges and other assets ................................................        45.9       24.3
---------------------------------------------------------------------------------------------------------
      TOTAL ASSETS ...............................................................      $736.9     $752.0
=========================================================================================================

                                                        LIABILITIES
CURRENT LIABILITIES:
  Short-term bank debt ...........................................................      $ 18.9     $  8.6
  Accounts payable ...............................................................       126.4      125.8
  Accrued expenses ...............................................................        57.6       58.0
  Current portion of long-term debt ..............................................          .7         .7
---------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES ....................................................       203.6      193.1
Long-term debt ...................................................................       137.2      137.9
Deferred income tax liabilities ..................................................        33.0       37.3
Postretirement benefits other than pensions ......................................        86.7       86.7
Other non-current liabilities ....................................................        54.0       88.1
---------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES ..........................................................      $514.5     $543.1
---------------------------------------------------------------------------------------------------------

                                                   STOCKHOLDERS' EQUITY
Preferred stock, 10.0 shares authorized; no shares issued ........................          -          -
Common stock, $.10 par, 100.0 shares authorized; 27.9 issued .....................         2.8        2.8
Additional paid-in capital .......................................................       296.1      273.9
Retained earnings ................................................................        62.4       62.3
Common stock held in treasury, 4.6 shares in 1996 and 3.2 shares in 1995 .........      (115.7)     (86.6)
Other ............................................................................       (23.2)     (43.5)
---------------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY .....................................................       222.4      208.9
---------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................................      $736.9     $752.0
=========================================================================================================




                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

Management's Analysis - Cash Flows


     Net cash used by net operating and investing activities was $8.6 million in 1996, or a change of $42.9 million from 1995. The change was primarily due to lower earnings before non-cash charges (employee separation and plant phase-out, depreciation and amortization, and deferred income taxes) partially offset by a decrease in operating working capital (accounts receivable plus inventory less accounts payable). At December 31, 1996, operating working capital was $18.7 million lower than a year ago.

     Net cash provided by net operating and investing activities decreased $46.7 million in 1995 as compared with 1994. The change was primarily due to an increase in operating working capital and other payments partially offset by a $21.3 million increase in earnings before non-cash charges. The 1995 year-end inventories anticipated some manufacturing outages due to the start-up of plant expansions in early 1996. Other uses in 1995 included higher pension contributions which totaled $23.6 million.

     Financing activities in 1996 primarily reflect repurchase of common stock and payment of dividends. During 1995, the Company issued debentures and prepaid the long-term bank debt.

     The Company believes it has sufficient funds to support dividends, debt service requirements and normal capital expenditures plus expenditures associated with the previously announced chlor-alkali plant based on projected operations, the existing working capital facilities and other available permitted borrowings. Certain factors that may affect these forward-looking comments are discussed on page 33. Under an August 1996 Board of Directors resolution, the Company is authorized to repurchase an additional 1.9 million shares of Geon common stock. The timing of any purchases depends on the Company's cash flow and market price of the stock.

INFLATION - The Company employs a number of strategies to mitigate the impact of inflation on financial results. A considerable amount of capital spending is directed toward cost-reduction and productivity-improvement projects. Moreover, through its research and development efforts, the Company is continually exploring ways to reduce the cost of existing products and to develop new products with improved performance characteristics that will command premium prices. The Company is also reviewing and re-engineering its administrative activities on an ongoing basis in order to streamline operations and reduce costs.

The Geon Company and Subsidiaries

Consolidated Statements of Cash Flows
(In Millions)

                                                                                Year Ended December 31,
--------------------------------------------------------------------------------------------------------
                                                                              1996       1995       1994
--------------------------------------------------------------------------------------------------------
                                                   OPERATING ACTIVITIES
Net income ............................................................      $12.2      $32.2      $56.6
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Extraordinary loss on early extinguishment of debt .................         -          -         1.3
   Employee separation and plant phase-out ............................         -        63.9         -
   Depreciation and amortization ......................................       54.1       56.6       58.2
   Provision for deferred income taxes ................................        8.8        1.5       16.8
   Changes in assets and liabilities:
     Accounts receivable ..............................................       30.1       43.1      (48.1)
     Inventories ......................................................      (12.0)     (18.1)       1.2
     Accounts payable .................................................         .6      (43.3)      52.3
     Accrued expenses .................................................       (2.5)      (3.9)       3.0
     Income taxes payable .............................................        2.1      (11.1)      11.6
     Other ............................................................       (8.8)     (16.5)     (10.4)
--------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................       84.6      104.4      142.5

                                                   INVESTING ACTIVITIES
Purchases of property .................................................      (73.4)     (70.0)     (61.5)
Investment in equity affiliates .......................................      (19.8)       (.1)        -
--------------------------------------------------------------------------------------------------------
   NET CASH (USED) PROVIDED BY OPERATING AND INVESTING ACTIVITIES .....       (8.6)      34.3       81.0
--------------------------------------------------------------------------------------------------------

                                                   FINANCING ACTIVITIES
Increase (decrease) in short-term debt ................................        9.8       (1.4)      10.4
Proceeds from long-term debt ..........................................         -       125.0       79.4
Repayment of long-term debt ...........................................        (.7)     (80.0)     (92.6)
Net proceeds from issuance of common stock ............................         .4        1.6        3.6
Repurchase of common stock ............................................      (32.4)     (48.9)     (40.3)
Dividends .............................................................      (12.1)     (12.7)     (13.8)
Other .................................................................         -        (5.0)        -
--------------------------------------------------------------------------------------------------------
   NET CASH USED BY FINANCING ACTIVITIES ..............................      (35.0)     (21.4)     (53.3)

Effect of exchange rate changes on cash ...............................         .4         .7        (.2)
--------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ......................      (43.2)      13.6       27.5

Cash and cash equivalents at beginning of year ........................       61.1       47.5       20.0
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ..............................      $17.9      $61.1      $47.5
========================================================================================================



                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

Consolidated Statements of Stockholders' Equity
(Dollars in Millions, Shares in Thousands)


                                                 Common
                                                 Shares                           Additional                Common
                                    Common       Held in                  Common    Paid-In    Retained   Stock Held
                                    Shares      Treasury      Total        Stock    Capital    Earnings   in Treasury   Other
-----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993 ...       27,619          33       $230.0        $2.8     $262.3     $ -         $ (.8)      $(34.3)

Net income ..................                                  56.6                             56.6
Stock-based compensation and
      exercise of options ...          213          48          5.9                    4.4                  (1.1)         2.6
Repurchase of common stock ..                    1,432        (40.3)                                       (40.3)
Adjustment of minimum
   pension liability ........                                   3.8                                                       3.8
Translation adjustment ......                                  (2.0)                                                     (2.0)
Cash dividends ..............                                 (13.8)                           (13.8)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994 ...       27,832       1,513       $240.2        $2.8     $266.7     $42.8      $(42.2)      $(29.9)

Net income ..................                                  32.2                             32.2
Stock-based compensation and
      exercise of options ...           45        (160)         9.0                    7.2                   4.5        (2.7)
Repurchase of common stock ..                    1,844        (48.9)                                       (48.9)
Adjustment of minimum
   pension liability ........                                 (13.5)                                                    (13.5)
Translation adjustment ......                                   2.6                                                       2.6
Cash dividends ..............                                 (12.7)                           (12.7)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995 ...       27,877       3,197       $208.9        $2.8    $273.9      $62.3      $(86.6)     $ (43.5)

Net income ..................                                  12.2                             12.2
Stock-based compensation and
      exercise of options ...                     (107)         3.0                  (3.7)                   3.3          3.4
Repurchase of common stock ..                    1,469        (32.4)                                       (32.4)
Adjustment of minimum
   pension liability ........                                  16.4                                                      16.4
Adjustment related to step-up
   in tax basis .............                                  25.9                  25.9
Translation adjustment ......                                    .5                                                        .5
Cash dividends ..............                                 (12.1)                           (12.1)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996 ...       27,877       4,559       $222.4        $2.8     $296.1     $62.4     $(115.7)      $(23.2)
=============================================================================================================================




                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements



NOTE A. THE COMPANY

     The Geon Company (Company or Geon), together with its subsidiaries, is one of the leading North American producers and marketers of polyvinyl chloride
(PVC) resins and the largest producer and marketer of PVC compounds. The Company also produces and markets vinyl chloride monomer (VCM), an intermediate precursor to PVC. The Company operates primarily in the United States and Canada in one business segment. Sales include exports from North America of $85.7 million, $183.0 million and $136.1 million in 1996, 1995 and 1994, respectively.


NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions are eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market. Most domestic inventories are valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

PROPERTY AND DEPRECIATION

     Property, plant and equipment is recorded at cost, net of depreciation and amortization computed principally by the straight-line method. Property, plant and equipment is generally depreciated on accelerated methods for income tax purposes. Repairs and maintenance costs are expensed as incurred, except for plant turnaround costs which are deferred and amortized over the period benefited. At December 31, 1996 and 1995, unamortized turnaround costs were $6.4 million and $0.7 million, respectively.

FINANCIAL INSTRUMENTS

     The fair values of cash equivalents and short-term bank debt approximate their carrying amount because of the short maturity of those instruments. The fair values of long-term debt and debentures are estimated based on the present-value of the underlying cash flows discounted at the Company's estimated borrowing rate. At December 31, 1996 and 1995, the fair value of long-term debt approximates its carrying value.

REVENUE RECOGNITION

     The Company recognizes revenues at the point of passage of title, which is generally at the time of shipment.

ENVIRONMENTAL COSTS

     The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. Costs associated with the remediation of environmental contamination are accrued when it becomes probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.

RESEARCH AND DEVELOPMENT EXPENSE

     Research and development costs, which were $17.5 million, $18.0 million and $16.8 million in 1996, 1995 and 1994, respectively, are charged to expense as incurred.

FOREIGN CURRENCY TRANSLATION

     Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as part of the other component of stockholders' equity. The cumulative unrecognized translation adjustment loss was $18.6 million, $19.1 million and $21.7 million at December 31, 1996, 1995 and 1994, respectively.

EARNINGS PER COMMON SHARE

     Earnings per share for 1996, 1995 and 1994 are based on the weighted average number of shares of common stock, including common stock equivalents, outstanding.

STOCK OPTIONS

     The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

CHANGES IN ACCOUNTING METHODS

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The effect of adopting SFAS No. 121 was not material.

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements continued


RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which establishes, among other things, new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. The Company will adopt SFAS No. 125 effective January 1, 1997, and there will be no effect on income from the adoption.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain amounts for 1995 and 1994 have been reclassified to conform to the 1996 presentation.

NOTE C. FINANCING ARRANGEMENTS

     Aggregate maturities of long-term debt during the five years subsequent to December 31, 1996, are as follows: 1997-$0.7 million; 1998-$0.8 million; 1999-$0.8 million; 2000-$1.8 million; and 2001-$0.3 million. Interest paid amounted to $10.9 million, $7.6 million and $6.2 million during 1996, 1995 and 1994, respectively. At December 31, long-term debt consisted of the following:


(In Millions)                               1996          1995
--------------------------------------------------------------
6.875% Debentures
   (maturing 2005) ....................   $ 75.0        $ 75.0
7.500% Debentures
   (maturing 2015) ....................     50.0          50.0
6.660% Industrial revenue
   bonds (maturing to 2009) ...........      9.9          10.3
Other .................................      3.0           3.3
--------------------------------------------------------------
                                           137.9         138.6
Less current portion ..................       .7            .7
--------------------------------------------------------------
                                          $137.2        $137.9
==============================================================



     The Company had the following short-term unsecured lines of credit and overdraft facilities, all of which are short-term except for the revolving credit facility which expires in the year 2000.


                                        Number of    Permitted
(Dollars in Millions)                     Lines     Borrowings
--------------------------------------------------------------
U.S. (including the $100
  revolving credit facility)                7           $153.0
Canada                                      2             18.0
Australia                                   3              9.4
--------------------------------------------------------------
                                                        $180.4
==============================================================


     At December 31, 1996, $163.9 million of the credit and overdraft facilities was available. The weighted average interest rate on short-term borrowings was 5.8% at December 31, 1996. The Company's bank agreements contain restrictive covenants and require the maintenance of financial ratios. No specific restrictions have been placed on dividends or share repurchases.

     In 1994, the Company recognized an extraordinary loss on early extinguishment of debt of $1.3 million ($2.2 million before tax) comprising the unamortized fees from previous financing.


NOTE D. LEASING ARRANGEMENTS

     The Company leases warehouse space, machinery and equipment, automobiles and railcars under operating leases with remaining terms up to 12 years. Rent expense amounted to $23.8 million, $16.4 million and $15.1 million during 1996, 1995 and 1994, respectively. The future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 1996, are as follows: 1997-$26.7 million; 1998-$26.3 million; 1999-$23.3 million; 2000-$20.2 million; 2001-$178.6 million; thereafter-$17.6 million.

     In June 1996, the Company began making lease payments under an operating lease for a VCM production facility. During the year, the Company amended the lease agreement to include additional equipment for which the Company has also assumed a $45 million construction performance obligation.

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements continued


The accumulated construction in process was $3.1 million at December 31, 1996. Under the terms of the lease, the Company has options to renew the lease for five one-year periods and may purchase the VCM facility and additional equipment at the then fair value at anytime during the lease term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease.


NOTE E. SALE OF ACCOUNTS RECEIVABLE

     The Company has an agreement with a syndicate of banks to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $85.0 million can be sold from a designated pool subject to limited recourse. Payments are collected from the sold accounts receivable; the collections are reinvested in new accounts receivable for the buyers; and a yield based on defined short-term market rates is transferred to the buyers. Buyers have collection rights to recover payments from the receivables in the designated pool. Sales of accounts receivable averaged $40.5 million, $68.7 million and $54.6 million in 1996, 1995 and 1994, respectively. Accounts receivable at December 31, 1996 and 1995, are net of $68.1 million and $30.6 million, respectively, representing the interests in receivables sold under these agreements. The discount from the Company's sale of receivables is included in "Other expense, net" in the Consolidated Statements of Income.


NOTE F. INVENTORIES

                                               December 31,
(In Millions)                               1996            1995
----------------------------------------------------------------
At FIFO or average cost, which
approximates current costs:
  Finished products and
    in process                            $102.2          $ 94.4
  Raw materials and supplies                36.3            27.4
----------------------------------------------------------------
                                           138.5           121.8
Reserve to reduce certain
   inventories to LIFO basis               (33.4)          (29.6)
----------------------------------------------------------------
                                          $105.1          $ 92.2
================================================================


     Approximately 67% and 72% of the pre-LIFO inventory amounts have been valued by the LIFO method at December 31, 1996 and 1995, respectively.


NOTE G. PROPERTY

                                               December 31,
(In Millions)                               1996            1995
----------------------------------------------------------------
Land                                     $   7.9         $   7.5
Buildings                                  146.4           151.5
Machinery and equipment                  1,025.6           972.9
----------------------------------------------------------------
                                         1,179.9         1,131.9
Less allowances for depreciation
   and amortization                        722.7           687.2
----------------------------------------------------------------
                                         $ 457.2         $ 444.7
================================================================



     Capital expenditures for 1996, 1995 and 1994 include $1.1 million, $1.6 million and $0.4 million, respectively, of capitalized interest costs.


NOTE H. OTHER BALANCE SHEET LIABILITIES

                                      Accrued            Non-current
(In Millions)                         Expenses           Liabilities
-----------------------------------------------------------------------
                                    December 31,          December 31,
                                  1996       1995       1996       1995
-----------------------------------------------------------------------
Employment costs ..........      $21.0      $22.2      $ 5.9      $ 7.9
Environmental .............        6.0        8.2       21.2       20.9
Plant utilities ...........        1.4        1.4        4.6        6.0
Taxes, other than
  income ..................       10.8        9.2         -          -
Postretirement benefits ...        7.7        7.7         -          -
Pension ...................         -          -        16.5       44.3
Other .....................       10.7        9.3        5.8        9.0
-----------------------------------------------------------------------
                                 $57.6      $58.0      $54.0      $88.1
=======================================================================

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements continued


NOTE I. EMPLOYEE BENEFIT PLANS

PENSION BENEFIT PLANS

     The Company has two defined benefit pension plans covering substantially all domestic employees. The plan covering salaried employees generally provides benefit payments using a formula that is based on employees' compensation and length of service. The plan covering union wage employees generally provides benefit payments of stated amounts for each year of service. Annual contributions to the plans are sufficient to satisfy legal requirements. Plan assets consist principally of corporate and government obligations and funds invested in equities. Annual pension expense included the following components:

(In Millions)                     1996         1995         1994
----------------------------------------------------------------
Service cost for benefits
  earned ..................      $ 4.0        $ 2.8        $ 3.3
Interest cost .............       18.8         18.0         16.5
(Income) loss on
  plan assets .............      (33.4)       (33.4)         7.2
Net amortization and
  deferral ................       22.3         22.7        (15.9)
----------------------------------------------------------------
Pension expense, net ......      $11.7        $10.1        $11.1
================================================================



     The following table sets forth as of December 31, 1996 and 1995, the status of the Company's funded defined benefit pension plans. This table excludes accrued pension costs of $2.9 million and $1.8 million for unfunded, non-qualified pension plans and the related projected benefit obligations (PBO) of $4.1 million and $3.1 million at December 31, 1996 and 1995, respectively.

                                                      Change
(In Millions)                1996         1995     1996 vs. 1995
----------------------------------------------------------------
Plan assets at
   fair value ..........    $212.2       $189.2        $ 23.0
Accumulated benefit
   obligation (ABO) ....     234.2        239.0           4.8
----------------------------------------------------------------
Plan assets less
   than ABO ............    $ 22.0       $ 49.8        $ 27.8
================================================================


     At December 31, 1996, the plan assets were $212.2 million, which represents an increase of $23.0 million over year-end 1995. The growth in these assets was the result of actions taken by the Company and favorable security markets. Income earned on these assets was $31.4 million, which represents a return of 16% in 1996. The Company also made contributions in 1996 of $12.0 million. Over the last three years, the Company's contributions have totaled $57.1 million, or $24.2 million above normal pension expense recognized during this period. From plan assets, benefit payments of $19.7 million were made in 1996.

                                                      Change
(In Millions)                1996         1995     1996 vs. 1995
----------------------------------------------------------------
ABO ....................... $234.2       $239.0        $  4.8
Effect of projected
  salary increases ........   27.6         27.8            .2
----------------------------------------------------------------
PBO ....................... $261.8       $266.8        $  5.0
================================================================
Plan assets less
  than PBO ................ $ 49.6       $ 77.6        $ 28.0
Unamortized balances:
  Transitional liability ..   (6.9)        (8.1)         (1.2)
  Prior service cost ......   (5.7)        (5.5)           .2
  Net actuarial loss ......  (38.0)       (63.9)        (25.9)
  Adjustments required
    to recognize
    minimum liability .....   14.6         42.4          27.8
----------------------------------------------------------------
Accrued pension cost        $ 13.6      $  42.5        $ 28.9
================================================================


     Major assumptions used in accounting for the Company's defined benefit pension plans are as follows:

(In Millions)                    1996         1995         1994
----------------------------------------------------------------
Discount rate for
  obligations .............      7.5%         7.1%         8.9%
Rate of increase in
  compensation
  levels ..................      4.0%-7.0%    4.0%-7.0%    4.0%-7.0%
Expected long-term
  rate of return on
  plan assets .............      9.5%         9.0%         9.8%

The GEON Company and Subsidiaries

Notes to Consolidated Financial Statements continued

     At December 31, 1996 and 1995, $3.3 million and $19.7 million, respectively, was recorded as the cumulative additional minimum pension liability and included in the other component of stockholders' equity as a reduction.

Retirement Savings Plan

     The Company maintains a voluntary retirement savings plan (RSP) for all U.S. and Canadian employees. Under provisions of the RSP, eligible employees can receive Company matching contributions up to the first 6% of their eligible earnings. For 1996, 1995 and 1994, Company contributions amounted to $4.7 million, $4.7 million and $4.5 million, respectively. In addition, the Company makes profit-sharing payments to the RSP for those employees not covered by management incentive compensation plans. The 1996, 1995 and 1994 profit-sharing cost was $1.0 million, $2.5 million and $4.1 million, respectively.

POSTRETIREMENT BENEFIT PLANS

     The Company sponsors several unfunded defined benefit postretirement plans that provide certain health care and life insurance benefits to eligible employees. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally non-contributory. Below are the plans' combined status at December 31:

(In Millions)                                      1996       1995
------------------------------------------------------------------
Accumulated postretirement benefit
obligation (APBO):
  Retirees .................................     $ 81.4     $ 88.8
  Fully eligible active plan participants ..        3.5        3.8
  Other active plan participants ...........        6.6        7.4
  Unrecognized gain (loss) .................        2.9       (5.6)
------------------------------------------------------------------
                                                 $ 94.4     $ 94.4
==================================================================


     The annual postretirement benefit expense for each of the years ended December 31 included the following components:


(In Millions)                     1996         1995         1994
----------------------------------------------------------------
Service cost for
  benefits earned ..........     $  .4        $  .3        $  .4
Interest cost on APBO ......       6.5          7.1          6.7
----------------------------------------------------------------
Postretirement
   expense net .............     $ 6.9        $ 7.4        $ 7.1
================================================================
Payment of claims ..........     $ 7.1        $ 7.4        $ 6.7
================================================================

     At December 31, 1996, the average assumed rate of increase in the per capita cost of covered benefits is 9% for 1997 and is assumed to decrease gradually to 5% in 2005 and thereafter. An increase in the assumed health care cost trend rates by 1% in each year would increase the APBO as of December 31, 1996, by $4.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $0.3 million.

     The discount rates used in determining the APBO at December 31, 1996 and 1995, were 7.5% and 7.1%, respectively. The increase in the discount rate in 1996 from 1995 decreased the APBO at December 31, 1996, by $2.4 million.


NOTE J. COMMITMENTS

ENVIRONMENTAL

     The Company has been notified by the U.S. Environmental Protection Agency, a state environmental agency or a private party that it may be a potentially responsible party (PRP) in connection with seven active and inactive non-Company owned sites. While government agencies frequently claim PRPs are jointly and severally liable at these sites, in the Company's experience interim and final allocation of liability costs are generally made based on the relative contribution of waste. The Company believes that it has potential continuing liability with respect to only four such sites. In addition, the Company initiates corrective and preventive environmental projects of its own to ensure safe and lawful activities at its operations. The Company believes that compliance with current governmental regulations at all levels will not have a material adverse effect on its financial condition. Based on estimates prepared by the Company's environmental engineers and consultants, the Company at December 31, 1996, had accruals totaling

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements continued


$27.2 million to cover future environmental expenditures related to previously contaminated sites. Of this accrued amount, $16 million is attributable to future remediation expenditures at the Calvert City, Kentucky, site and less than $0.2 million is attributable to off-site environmental remediation liabilities, including the four sites mentioned above. The remaining amount is primarily attributable to other environmental remediation projects at nine Company-owned facilities. At Calvert City, consent orders have been signed with both the U.S. Environmental Protection Agency and the Commonwealth of Kentucky Department of Environmental Protection, which pro-vide for a site wide remediation program primarily to remove EDC from groundwater, the cost of which is included in the $27.2 million accrual. The Company expended $6.1 million, $3.0 million and $2.9 million during 1996, 1995 and 1994, respectively, on the remediation of such sites.

PUT AGREEMENT

     BFG has the right (Put Option) to require the Company to purchase all or a portion of the Calvert Facilities (BFG chlor-alkali, ethylene and utility operations located at Calvert City, Kentucky) between April 1, 2000, and March 31, 2003, at fair value as determined by an independent appraisal. The Put Option also extends to any EDC or VCM facility that BFG may build or acquire at or adjacent to the Calvert Facilities.

PARTICIPATION AGREEMENT

     The Company has a 50% participation in a joint venture to construct and operate a chlor-alkali plant. In the initial phase, the plant will have an annual capacity of 250,000 tons of chlorine and 275,000 tons of caustic soda. Mechanical completion is expected in late 1997. The plant's construction is being financed by the venture partners as the venture pursues its own non-recourse financing.

GUARANTEES

     At December 31, 1996, the Company, through an indemnification agreement with BFG, is contingently liable through December 31, 2001, with respect to guarantees of securities of other issuers in the amount of $47.5 million, for which the Company would be reimbursed by Occidental Chemical Holding Corporation for any amounts paid under the guarantees.

OTHER

     The Company and its subsidiaries have commitments for a substantial portion of key raw material feedstocks and energy incidental to the ordinary course of business. The Company is also from time to time subject to routine litigation incidental to its business. The Company believes that any liability that may finally be determined would not have a material adverse effect on its financial condition.


NOTE K. OTHER INCOME (EXPENSE), NET


(In Millions)                      1996         1995         1994
-----------------------------------------------------------------
Currency exchange
  (loss) gain ..................  $ 1.6       $ (.9)       $ 2.1
Income from equity affiliates ..    1.0          .1           .2
Discount on sale of trade
   receivables .................   (2.4)       (4.5)        (2.3)
Other expense, net .............     -         (1.2)         (.2)
----------------------------------------------------------------
                                  $  .2       $(6.5)       $ (.2)
================================================================


NOTE L. INCOME TAXES

     Income (loss) before income taxes consists of the following:

(In Millions)                      1996         1995         1994
-----------------------------------------------------------------
Domestic .......................  $ (8.9)     $  40.1      $ 62.9
Foreign ........................    29.6         12.3        31.9
-----------------------------------------------------------------
                                  $ 20.7      $  52.4      $ 94.8
=================================================================


     A summary of income tax (expense) benefit is as follows:


(In Millions)                      1996         1995         1994
-----------------------------------------------------------------
Current:
  Federal ..................      $ 10.4      $(10.0)      $(10.0)
  State ....................          -         (2.0)         (.9)
  Foreign ..................       (10.1)       (6.7)        (9.2)
-----------------------------------------------------------------
    Total current ..........          .3       (18.7)       (20.1)
-----------------------------------------------------------------
Deferred:
  Federal ..................        (8.8)       (4.0)       (11.6)
  State ....................          .4         (.5)        (2.9)
  Foreign ..................         (.4)        3.0         (2.3)
-----------------------------------------------------------------
    Total deferred .........        (8.8)       (1.5)       (16.8)
-----------------------------------------------------------------
    Total tax expense ......      $ (8.5)     $(20.2)      $(36.9)
=================================================================

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements continued


     The income tax rate for financial reporting purposes varied from the federal statutory rate as follows:


(In Millions)                     1996        1995         1994
---------------------------------------------------------------
Federal statutory
  income tax rate ............    35.0%       35.0%        35.0%
---------------------------------------------------------------
Increase (decrease):
  State tax net of
    federal benefit ..........    (1.5)        3.1          2.6
  Differences in rates of
    foreign operations .......      .8        (1.1)          .3
  Foreign withholding accrued
    on unremitted earnings ...     4.7         2.0           .5
  Other, net .................     2.1         (.5)          .5
---------------------------------------------------------------
  Effective income tax rate ..    41.1%       38.5%        38.9%
===============================================================


     Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

(In Millions)                             1996           1995
-------------------------------------------------------------
Deferred tax liabilities:
Tax over book depreciation              $ 84.0         $ 74.9
State taxes                               (2.3)           3.4
Other, net                                19.1           22.8
-------------------------------------------------------------
Total deferred tax liabilities           100.8          101.1
-------------------------------------------------------------
Deferred tax assets:
Postretirement benefits other
   than pensions                          33.1           33.1
Employment cost and pension                5.9           13.8
Environmental                              9.5           10.3
Net operating loss carryforward            8.1             -
LIFO inventory                             3.3            (.8)
Intangibles                                5.8             .4
Alternative minimum tax
   credit carryforward                     5.9            4.7
Foreign tax credit carryforward            4.3             -
Foreign tax valuation allowance           (4.3)            -
Other, net                                14.3           16.3
-------------------------------------------------------------
Total deferred tax assets                 85.9           77.8
-------------------------------------------------------------
Net deferred tax liabilities            $ 14.9         $ 23.3
=============================================================


     SFAS No. 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As realization of the foreign tax credit carryforwards is considered uncertain, a valuation allow-ance has been recorded. The Company believes that the timing of the reversal of its deferred tax liabilities, principally relating to accelerated depreciation, will be sufficient to fully recognize its remaining deferred tax assets. In particular, the turnaround of the largest deferred tax asset, related to accounting for postretirement benefits other than pensions, will occur over an extended period of time and, as a result, will be realizable for tax purposes over those future periods.

     During 1996, the Company finalized the effects of the step-up in the tax basis of its assets as a result of formation and recorded adjustments to deferred taxes and equity of $25.9 million.

     The Company has provided for U.S. federal and foreign withholding tax on $53.6 million or 28% of foreign subsidiaries' undistributed earnings as of December 31, 1996. Regarding the undistributed earnings on which no federal and foreign withholding has been provided, earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings been actually repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of foreign withholding taxes that would be payable on remittance of the entire amount of undistributed earnings would approximate $8.3 million.

     During 1996, 1995 and 1994, the Company paid income taxes net of refunds of $2.2 million, $37.9 million and $6.1 million, respectively. The Company has a net operating loss carryforward of approximately $23.2 million, which will expire in 2011. In addition, the Company has foreign tax carryforwards of $4.3 million, which will expire from 1998 through 2001, and an alternative minimum tax credit carryforward of $5.9 million.

The Geon Company and Subsidiaries

Notes to Consolidated Financial Statements continued


NOTE M. RELATED PARTY TRANSACTIONS

     In the ordinary course of business, the Company shares certain facilities with BFG. The cost of these facilities is allocated at cost to the Company or BFG under the provisions of formal agreements, primarily based on usage. Sales of products to BFG were $26.8 million, $30.2 million and $34.3 million, and purchases of products from BFG were $75.8 million, $150.8 million and $133.6 million in 1996, 1995 and 1994, respectively. At December 31, 1996 and 1995, the receivable balances from BFG were $5.8 million and $3.9 million, respectively, and the payable balances to BFG were $10.4 million and $21.4 million, respectively. An officer of BFG currently serves as an outside director of the Company.

NOTE N. EMPLOYEE SEPARATION AND PLANT PHASE-OUT CHARGES

     In 1995, the Company recorded a $63.9 million before-tax charge, primarily related to the reconfiguration of the manufacturing of vinyl compound products. Of this charge, $49.1 million related to the write-down of property, $8.7 million related to enhanced retirement pension benefits, and the balance for employee separation and other associated costs.

NOTE O. STOCK OPTION AND STOCK INCENTIVE PLANS

     The 1995 Incentive Stock Plan provides for the awarding or granting of options to purchase common stock of the Company. Generally, options granted become exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Certain options are fully exercisable after grant. The term of each option cannot extend beyond 10 years from the date of grant. Certain options carry with them limited stock appreciation rights exercisable in the event of a change in control. All options under the plans have been granted at 100% of market (as defined) on the date of the grant. In addition, certain senior level executives received special awards in connection with the formation of the Company and the initial public offering (IPO) of stock on April 29, 1993, which included stock options with rights to purchase 1.2 million shares. These awards become exercisable four years after grant date. The Company also has a stock plan for non-employee directors under which options are granted.


(In Thousands Except
Per Share Data)             Number       Option Price Per Share
----------------------------------------------------------------
Outstanding at
   January 1, 1996           2,055       $14.92    to    $30.13
Issued                         284        19.25    to     28.13
Exercised                       21        16.31    to     26.75
Canceled                         3        26.31    to     27.75
---------------------------------------------------------------
Outstanding at
   December 31, 1996         2,315        14.92    to     30.13
===============================================================
Exercisable at
   December 31, 1996           854       $14.92    to    $30.13
===============================================================

     Under the Company's incentive programs, senior executives and other key employees are also eligible annually to receive bonus awards, consisting of stock or a combination of both stock and cash. Under these plans, performance measures are established and used to determine the payout, if any.

     At December 31, 1996, restricted shares totaling 0.4 million were outstanding. The restrictions generally lapse over one to four years with some subject to acceleration based on the Company's stock price performance. The unamortized portion of compensation expense related to these stock awards included in other component of stockholders' equity was $1.3 million and $4.7 million at December 31, 1996 and 1995, respectively.

     The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its incentive plans. Accordingly, no compensation cost has been recognized for its fixed option plans because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. The compensation cost related to the stock portion of the annual incentive plans, the three-year incentive plan, and amortization of restricted stock awarded at the IPO amounted to $3.0 million, $4.2 million and $5.5 million in 1996, 1995 and 1994, respectively. The effect of applying the fair value method of accounting for the Company's stock-based awards in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," results in net income and earnings per share that are not materially different from amounts reported.

     At December 31, 1996, 3.4 million shares were reserved for future issuance upon exercise of stock options granted or were available for future grants under the Company's incentive plans.

The Geon Company and Subsidiaries

Quarterly Data (Unaudited)
(In Millions, Except Per Share Data)

                                                           1996 Quarters                               1995 Quarters
-----------------------------------------------------------------------------------      ---------------------------------------
                                             Fourth      Third     Second     First      Fourth      Third     Second      First
-----------------------------------------------------------------------------------      ---------------------------------------
Sales .................................      $279.1     $307.8     $311.8    $245.7      $263.8     $310.2     $357.6     $336.2
Operating income (loss) ...............         4.6       13.4       18.4      (6.5)        8.4       26.6      (10.9)      39.2
Net income (loss) .....................         1.6        6.1       10.1      (5.6)        4.4       14.4       (8.0)      21.4
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share:
   Net income (loss) ..................      $  .07     $  .25      $ .40    $  (.22)     $  .18    $  .56     $ (.31)    $  .80
   Dividend paid per common share .....        .125       .125       .125       .125        .125      .125       .125       .125
Common stock price
   High ...............................    $ 23 1/2   $ 25 1/8   $ 28 3/4   $ 28 3/8   $ 26 3/4   $ 31 3/8   $ 29 3/4      $ 30
   Low ................................      18 1/8     18 1/8     22 1/2     24 3/8     23 3/8     25 1/8     23 1/2        26

1995: Second- and fourth-quarter results include the after-tax charges of $34.5 million ($56.5 million before tax) and $4.6 million ($7.4 million before tax) for employee separation and plant phase-out costs, respectively.

The Geon Company and Subsidiaries

Selected Five-Year Financial Data
(In Millions, Except Per Share Data)

------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATING DATA                                        Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------
                                                                                  (1)Pro Forma
                                                                                  (Unaudited)                   Historical
                                      1996          1995          1994          1993          1992           1993          1992
------------------------------------------------------------------------------------------------------------------------------
SALES ........................    $1,144.4      $1,267.8      $1,208.6        $972.5        $894.3        $982.8        $969.9
Employee separation and
  plant phase-out ............          -           63.9            -            9.7          14.4           9.7          16.0
Operating income (loss) ......        29.9          63.3         102.1          14.5         (22.9)         18.6         (19.3)
Income (loss) before
  extraordinary item and
  cumulative effect of
  change in method of
  accounting .................        12.2          32.2          57.9           2.2         (22.1)          6.0         (15.0)
Extraordinary loss on early
  extinguishment of debt .....          -             -           (1.3)           -             -              -            -
Cumulative effect of change
  method of accounting .......          -             -             -           (1.1)        (57.5)         (1.1)        (70.4)
NET INCOME (LOSS) ............        12.2          32.2          56.6           1.1         (79.6)          4.9         (85.4)
------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
  BEFORE EXTRAORDINARY ITEM
  AND CHANGE IN METHOD OF
  ACCOUNTING .................    $    .50        $  1.24        $ 2.06       $   .08      $   (.84)
  Extraordinary loss on early
    extinguishment of debt ...          -              -           (.05)          -             -
  Cumulative effect of change
    in method of accounting ..          -              -             -           (.04)        (2.18)
  NET INCOME (LOSS) ..........         .50           1.24          2.01           .04         (3.02)


--------------------------------------------------------------------------------------------------
BALANCE SHEET DATA                                          At December 31,
--------------------------------------------------------------------------------------------------
                                      1996          1995          1994          1993          1992
--------------------------------------------------------------------------------------------------
Total assets                      $ 736.9       $  752.0       $ 791.7       $ 721.2        $686.9
Long-term debt and capital
   lease obligations                137.2          137.9          93.0          88.3          18.7

(1)On February 11, 1993, the Company was formed as a wholly owned subsidiary of BFG in preparation for the IPO of its common stock on April 29, 1993. BFG transferred to the Company substantially all of the operating assets and liabilities of its Geon Vinyl Division, other than the net assets of the chlor-alkali, ethylene and utility operations of BFG located principally at Calvert City, Kentucky (Calvert Facilities), in exchange for the Company's common stock.

The historical results for 1993 and 1992 include the results of operations associated with the Calvert Facilities through February 28, 1993. The cost of VCM consumed from the Calvert Facilities was recorded at historical intercompany cost through April 29, 1993.

The pro forma results for 1993 and 1992 exclude the results of operations associated with the Calvert Facilities. The data is also presented as if the Company purchased the VCM associated with the Calvert Facilities at market prices rather than historical intercompany costs. Subsequent to the initial public offering of the Company's common stock on April 29, 1993, the Company through December 31, 1995, purchased VCM from BFG at market prices. The pro forma results also include the cost associated with certain May 1993 bank arrangements, as if they had occurred at the beginning of 1993.

The GEON Company and Subsidiaries

Report of Independent Auditors



To the Stockholders and Board of Directors of The Geon Company:

     We have audited the accompanying consolidated balance sheets of The Geon Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements, which appear on pages 17, 19, and 21 through 30, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Geon Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/S/ Ernst & Young LLP

     Cleveland, Ohio
     January 29, 1997

================================================================================


CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

     This report contains statements concerning certain trends and other forward-looking information affecting or relating to the Company and its industry that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigations Reform Act of 1995. Actual results could differ materially from those projected in such forward-looking statements contained in this report for a variety of factors, including but not limited to: (1) unanticipated changes in world, regional, or U.S. growth rates affecting the Company's markets; (2) unanticipated changes in industry capacity or in the rate at which anticipated changes in industry capacity come on line; (3) fluctuations in raw materials prices and supply, in particular fluctuations outside the range of normal industry cycles; (4) unanticipated delays in achieving or inability to achieve cost-reduction and employee-productivity goals; (5) unanticipated production outages; and (6) delays in realizing or inability to realize anticipated profitability improvements attributable to the chlor-alkali joint venture.

The Geon Company

Corporate Information


EXECUTIVE OFFICERS

WILLIAM F. PATIENT
Chairman of the Board, President and Chief Executive Officer

DONALD P. KNECHTGES
Senior Vice President, Technology/Engineering

LOUIS M. MARESCA
Vice President, Operations

EDWARD C. MARTINELLI
Senior Vice President, Commercial

GREGORY L. RUTMAN
Vice President, General Counsel and Secretary

THOMAS A. WALTERMIRE
Chief Financial Officer and Senior Vice President, Human Resources

FACILITIES

ALTONA, VICTORIA, AUSTRALIA
Resins

AVON LAKE, OHIO
Headquarters
Research & Development
Compounds

DEER PARK, TEXAS
Resins

HENRY, ILLINOIS
Resins

LAPORTE, TEXAS
VCM

LONG BEACH, CALIFORNIA
Compounds

LOUISVILLE, KENTUCKY
Resins and Compounds

MENTONE, VICTORIA, AUSTRALIA
Compounds

NIAGARA FALLS, ONTARIO, CANADA
Resins and Compounds

PEDRICKTOWN, NEW JERSEY
Resins

PLAQUEMINE, LOUISIANA
Compounds

SCOTFORD, ALBERTA, CANADA
Resins

TERRE HAUTE, INDIANA
Compounds

STOCK EXCHANGE LISTING

The Geon Company Common Stock is listed on the New York Stock Exchange.
Symbol: GON.

STOCKHOLDER INQUIRIES

If you have any questions concerning your account as a stockholder, such as name or address changes, inquiries regarding dividend checks or stock certificates, or if you need tax information regarding your account, please contact our transfer agent:

  The Bank of New York
  P.O. Box 11258
  Church Street Station
  New York, New York 10286-1258
  Phone: (800) 524-4458

Complimentary copies of Form 10-K and other reports filed with the Securities and Exchange Commission as well as The 1996 Geon Fact Book are available from:

  Investor Relations
  The Geon Company
  One Geon Center
  Avon Lake, Ohio 44012
  Phone: (216) 930-1221

ANNUAL MEETING

The annual meeting of stockholders of The Geon Company will be held May 1, 1997, at 9:00 a.m. at The Forum Conference and Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

The meeting notice and proxy materials were mailed to stockholders with this report. The Geon Company urges all stockholders to vote their proxies so that they can participate in the decisions at the annual meeting.


FINANCIAL INFORMATION

Security analysts and representatives of financial institutions are invited to contact:

  Thomas A. Waltermire
  Chief Financial Officer and Senior Vice President
  The Geon Company
  One Geon Center
  Avon Lake, Ohio 44012
  Phone: (216) 930-1222
  Fax: (216) 930-1002

  and

  Dennis A. Cocco
  Director of Corporate and Investor Affairs
  The Geon Company
  One Geon Center
  Avon Lake, Ohio 44012
  Phone: (216) 930-1538
  Fax: (216) 930-1428

AUDITORS

  Ernst & Young LLP
  1300 Huntington Building
  925 Euclid Avenue
  Cleveland, Ohio 44115-1405

MEDIA CONTACT

  Dennis A. Cocco
  Director of Corporate and Investor Affairs
  Phone: (216) 930-1538
  Fax: (216) 930-1428

INTERNET ACCESS

Information on The Geon Company's products and services is available on the Internet at: http://www.geon.com

Company news releases also are available on line via PR Newswire's Web site at: http://www.prnewswire.com



(C)Copyright The Geon Company 1997

[LOGO] This entire annual report was printed on recycled paper.

The Geon Company

Board of Directors

STANDING FROM LEFT TO RIGHT: JOHN D. ONG, J. A. FRED BROTHERS, R. GEOFFREY P. STYLES, D. LARRY MOORE, JAMES K. BAKER, J. DOUGLAS CAMPBELL, AND SITTING: GALE DUFF-BLOOM, HARRY A. HAMMERLY, AND WILLIAM F. PATIENT.


WILLIAM F. PATIENT, 62
Chairman of the Board, President and Chief Executive Officer

JAMES K. BAKER, 65
Executive Vice President and Group Operating Officer, Arvin Industries, a worldwide supplier of original equipment and replacement automotive parts.
(1),(4),(5)*

GALE DUFF-BLOOM, 57
President of Marketing and Company Communications, J.C. Penney Company, Inc., a major retailer of apparel, jewelry, home furnishings and services through department stores and catalogs. (1),(2),(5)

J. A. FRED BROTHERS, 56
Senior Vice President and Group Operating Officer, Ashland Inc., a worldwide energy and chemical company with operations in refining, retail gasoline marketing, motor oils, chemicals, highway construction, oil and gas, and coal.
(2)*,(3),(5)

J. DOUGLAS CAMPBELL, 55
President and Chief Executive Officer, Arcadian Corporation, the leading Western Hemisphere producer and marketer of nitrogen chemicals and fertilizers.
(2),(3)*,(5)

HARRY A. HAMMERLY, 63
Retired Executive Vice President, 3M Company, a worldwide diversified manufacturer of industrial, commercial, consumer and health care products.
(1),(2),(4)*

D. LARRY MOORE, 60
President and Chief Operating Officer, Honeywell Inc., a global enterprise providing electronic automation and control systems for homes, buildings, process control industries and aerospace. (1),(2),(3)

JOHN D. ONG, 63
Chairman of the Board, The BFGoodrich Company, a provider of aircraft components, systems and services, as well as specialty chemical products such as plastics, additives, sealants and adhesives. (3),(4)

R. GEOFFREY P. STYLES, 66
Retired Vice Chairman, Royal Bank of Canada, Canada's largest bank. (1)*,(3),(4)

(1) Audit Committee
(2) Compensation Committee
(3) Environmental, Health & Safety Committee
(4) Financial Policy Committee
(5) Nominating Committee
*   Denotes Chairman

                            [LOGO - THE GEON COMPANY]

                     One Geon Center - Avon Lake, Ohio 44012