Form 10-K405, Exhibit 13
period 1997-12-31
GEON CO
filed 1998-03-24
CIK 897547

                                                                    Exhibit 13


                      The Geon Company - 1997 Annual Report

                                   Leadership,
                               Growth & Innovation
                                   in Polymers

                             [THE GEON COMPANY LOGO]

                                ABOUT THE COMPANY

The Geon Company, headquartered in Avon Lake, Ohio, is the world's largest manufacturer and marketer of polyvinyl chloride (PVC) compounds and a leading North American producer of PVC resins. With the 1997 acquisition of Synergistics Industries Limited, the Company has 17 manufacturing plants in the United States and Canada, as well as joint ventures in Europe, Australia, Singapore and the United States. Since Geon became an independent enterprise in 1993, our employees have dedicated themselves to creating the benchmark company within the chemical industry. We have achieved much of this goal through leadership in technology, operational safety, environmental performance, manufacturing productivity and by delivering value to our customers.

                            ABOUT THIS ANNUAL REPORT

     In prior annual reports, we have highlighted different aspects of Geon such as our markets, our business teams, our manufacturing facilities, and our environmental and safety performance. This year, our theme is Geon's strategic focus on growth and cost reduction. The success of our strategy hinges on the efforts of all 2,000 of our employees and their drive to make Geon the best in our industry.

                                GEON AT A GLANCE

---------------------------------------------------------------------------------------------------------------
                                             VINYL                   SUSPENSION/               SPECIALTY
                                           CHLORIDE                     MASS                   DISPERSION
PRODUCTS          RAW MATERIALS             MONOMER                    RESINS                    RESINS
---------------------------------------------------------------------------------------------------------------
LOCATIONS      McIntosh, Alabama          LaPorte, Texas          Deer Park, Texas          Henry, Illinois
                  Chlor-alkali joint                              Henry, Illinois           Pedricktown,
                  venture with Olin                               Louisville, Kentucky         New Jersey
                  Corporation                                     Niagara Falls, Ontario,
               Orangeville, Ontario,                                 Canada
                  Canada                                          Pedricktown, New Jersey
                  Plasticizers                                    Scotford, Alberta,
               St. Remi de Napierville,                              Canada
                  Quebec, Canada                                  Altona, Victoria,
                  Plasticizers                                       Australia(J.V.)*
---------------------------------------------------------------------------------------------------------------
CAPACITIES     250,000 TONS CHLORINE     2.4 BILLION POUNDS       2.6 BILLION POUNDS        220 MILLION
                50 MILLION POUNDS             PER YEAR                 PER YEAR                POUNDS
               PLASTICIZERS PER YEAR                                                           PER YEAR
---------------------------------------------------------------------------------------------------------------

APPLICATIONS   Chlorine-Feedstock         Feedstock                Water & drainage piping  Floorings
& MARKETS         for VCM                    for PVC               House siding             Coatings
               Plasticizers-Additives        polymerization        Medical tubing / bags
                  for flexible compounds                           Packaging
                                                                   Windows
                                                                   Calendered goods
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------
                       COMPOUNDS                            SERVICE
---------------------------------------------------------------------------
LOCATIONS      Avon Lake, Ohio                         Avon Lake, Ohio
               Conroe, Texas                              Polymer
               Farmington, New Jersey                     Diagnostics, Inc.
               Lindsay, Ontario, Canada
               Long Beach, California
               Louisville, Kentucky
               Niagara Falls, Ontario, Canada
               Orangeville, Ontario, Canada
               Plaquemine, Louisiana
               St. Remi de Napierville, Quebec,
                  Canada
               Terre Haute, Indiana
               Valleyfield, Quebec, Canada
               Mentone, Victoria, Australia(J.V.)*
               Newton Aycliffe, England (J.V.)*
               Singapore (J.V.)*
---------------------------------------------------------------------------
CAPACITIES     1.1 BILLION POUNDS PER YEAR
---------------------------------------------------------------------------
APPLICATIONS   Appliance housings & components           Analytical
& MARKETS      Computer enclosures                          services &
               Electrical enclosures                        testing
               Pipe fittings
               Vertical blinds
               Windows
               Wire & cable insulation & jacketing
               Weatherstripping
               Automotive components
---------------------------------------------------------------------------

*J.V.=Joint Venture

The Geon Company

                                                              Year Ended December 31
                                                       ----------------------------------
(Dollars in Millions, Except Per Share Data)             1997         1996         1995
-----------------------------------------------------------------------------------------
Sales ...............................................  $1,250.0     $1,144.4    $1,267.8
Employee separation and plant phase-out .............      15.0          -          63.9
Operating income ....................................      52.0         29.9        63.3
Net income ..........................................      22.5         12.2        32.2
Capital expenditures ................................      50.9         73.4        70.0
Depreciation and amortization .......................      53.3         54.1        56.6
Total debt ..........................................     227.6        156.8       147.2
Average equity market value .........................     494.7        580.2       680.9
Stockholders' equity ................................     223.8        222.4       208.9
Earnings per share, basic ...........................  $    .98     $    .51    $   1.28
Common shares outstanding (in millions, year-end) ...      23.2         23.3        24.7
Number of employees (year-end) ......................     2,010        1,683       1,725
Employee and management stock ownership .............       14%          12%          8%
Stockholders (estimated as of December 31) ..........     7,000        7,000       7,000


       1997 SALES
   BY GEOGRAPHIC REGION

       $ MILLIONS

       [PIE CHART]

CANADA $246.6            20%
NA EXPORT $36.2           3%
AUSTRALIA $51.5           4%
US $915.7                75%


      1997 SALES BY PRODUCT

           $ MILLIONS

           [PIE CHART]

PERFORMANCE POLYMERS & SERVICES    49%
$606.7
 - COMPOUNDS
 - SPECIALTY DISPERSION RESINS
 - SYNERGISTICS
VCM $7.4
OTHER $82.1
SUSPENSION/MASS RESINS $553.8      44%

                            GEON SALES AND SHIPMENTS

                                  [LINE CHART]
                                                               Index, 1992 = 100
$ Millions                                                             In Pounds

                    Dollars Total       Shipments, Resins & Compounds, North America
1992                    894.3                     100
1993                    972.5                     100
1994                  1,208.6                     110
1995                  1,267.8                     106
1996                  1,144.4                     122
1997                  1,250.0                     133


                            GEON SALES PER EMPLOYEE

                                  [LINE CHART]
Pounds Shipped Per Employee
Index, 1992 = 100

1992                100
1993                115
1994                136
1995                137
1996                162
1997                178

The Geon Company

TO OUR STOCKHOLDERS:

[PHOTO]
William F. Patient, left, and Thomas A. Waltermire


1997 was a defining year in which we took some critical steps to position Geon for the 21st century. We have been laying the groundwork for these actions ever since Geon became an independent company in 1993. Now, with 1997 complete, we look back with satisfaction at Geon's improved financial results in the face of very competitive market conditions -- and ahead with anticipation at our significant potential for earnings growth.

                    A YEAR OF HARD-WON EARNINGS IMPROVEMENT

     We achieved 1997 sales of $1.25 billion and net income of $31.7 million, or $1.38 per share basic, before a previously announced charge for employee separation costs. In 1996, sales totaled $1.1 billion and net income was $12.2 million, or $0.51 per share basic. We are especially pleased with the impressive gains in net income and earnings per share.

     These results were achieved despite the fact that polyvinyl chloride (PVC) resin margins sank to historic lows for the second consecutive year. Industry resin cash margins (the difference between the market price for pipe PVC resin and market prices for the key raw materials used to produce PVC resin) fell roughly 1.0 cent per pound year over year. Each 1.0 cent-per-pound change impacts earnings by roughly $0.50 per share.

     In the face of tough industry conditions, Geon increased earnings $0.87 per share before a special charge. This accomplishment stemmed, in part, from past cost reduction efforts such as the LaPorte vinyl chloride monomer (VCM) plant expansion, as well as sales growth and improved profit performance in compounds and specialty dispersion resins.

     Overall, Geon shipments of resins and compounds combined increased 7 percent in 1997. Industrywide, North American resin shipments grew approximately 6 percent including exports, or 3 percent excluding exports. With industry capacity increasing approximately 7 percent, overall capacity utilization did not improve, leading to further reduction in industry cash margins. Most PVC industry market segments experienced good growth: pipe, 3 percent; siding, 6 percent; and windows, 12 percent.

     As we do each year, we established Company income improvement goals, excluding the impact of cash margins, and we slightly exceeded our $50 million target for 1997. We have set another goal of $60 million in improved Geon earnings power through 2000.

                        A NEW STRUCTURE FOR A NEW FUTURE

     In 1997, we implemented a new operating strategy for Geon, with the formation of separate operating units focused on key market segments and the appointment of general managers to lead them. This structure allows us to readily add new business units and to focus on cost reduction and growth. With more functional responsibility, the general managers already are helping to drive change and provide more direct accountability for results. (Details of our strategic planning can be found on pages 6 and 7.)

     In February 1998, Chief Operating Officer Tom Waltermire was named president, and the Board of Directors nominated him for election to the board at the annual stockholders' meeting on May 7, 1998. David Wilson was appointed vice president and chief financial officer in mid-1997.

     In May 1997, we announced a voluntary early retirement program. As a result, 73 individuals from our headquarters and research and development staffs elected to retire by the end of 1998. To cover these costs, we took a one-time pre-tax charge of $15 million in the second quarter. Savings will reach $11 million annually by 1999.

                SEEKING NEW APPROACHES TO REWARD OUR STOCKHOLDERS

     In the years immediately following Geon's inception, we focused primarily on what we called "fixing the business": making the hard choices necessary to improve the profitability of our resin and compound operations. Having achieved substantial cost reductions and sales growth, we were able, as promised, to earn improved operating returns for our stockholders even at the bottom of a protracted margin trough.

     Yet, we know we need to do more to grow and create substantial stockholder value. Two important decisions emerged from our planning:

     - OUR VALUE-ADDED MARKET SEGMENTS -- COMPOUNDS AND SPECIALTY DISPERSION RESINS -- SHOULD BE EXPANDED THROUGH TOP-LINE GROWTH AND ACQUISITIONS.

     The acquisition of Synergistics Industries Limited in fourth-quarter 1997 was a major first step in executing our strategy. Through this $86.5 million transaction, our compound operation grew nearly 50 percent. This acquisition will be immediately accretive to earnings in 1998, before any merger synergies are achieved.

     Synergistics operates six plants, with shipments almost equally split between Canada and the United States. The company brings important non-PVC products that fit well with Geon's market strengths.

     We created another value-added business opportunity in 1997: Polymer Diagnostics, Inc., which allows clients to take advantage of our state-of-the-art research and testing facilities. We will market these capabilities to a wide range of clients who need our testing and problem-solving skills in polymer sciences.

                             "We take our commitment
             to create stockholder value very personally. The belief
            and pride that stem from this commitment are driving the
                            changes you see at Geon."

                           "We are confident that the
                          changes we are implementing
                             will make Geon an even
                          more attractive and desirable
                             investment opportunity
                                 in the future."

     - GEON'S PVC/VCM OPERATIONS MUST FOCUS ON OPERATIONAL EXCELLENCE WHILE BECOMING MORE BACKWARD INTEGRATED.

     Prior to 1997, we made substantial improvements in our PVC resin operations to become a very cost-competitive player within the industry. Yet, we know that for resins to remain cost competitive, we need to lower our acquisition costs for chlorine and ethylene, the key raw materials used to produce PVC. In 1997, we took major steps to create more raw material integration.

     Our 50/50 chlor-alkali joint venture with Olin Corporation, which started up in the fourth quarter of 1997, will supply about 35 percent of our chlorine needs at below-market costs. In addition, we recently reached agreement with Bayer Corporation to take byproduct hydrogen chloride by pipeline from Bayer's Baytown, Texas, plant. With startup of this arrangement in third-quarter 1998, we will have about 65 percent of our chlorine needs supplied at near-integrated economics, at a substantially lower investment.

     Effective ethylene sourcing is equally critical. We are exploring a range of strategic alternatives to realize our objective: integrated ethylene economics at the lowest possible capital investment.

                  STRIDES IN EFFICIENCY, INNOVATION AND SAFETY

     Geon marked some additional milestones in 1997:

     - Geon 2000, our SAP information system, came online within budget and on time with enhanced customer service and manufacturing controls.

     - Once again, Geon employees demonstrated their commitment by turning in one of the strongest safety and environmental performances in our industry. The details, highlighted on pages 16 and 17, showcase their achievements.

                                WITH BEST WISHES

     In January 1998, Ed Martinelli, senior vice president for corporate development, retired after a 34-year career with Geon. As a prominent contributor to Geon's growth and success, Ed will be missed for his operational expertise, dedication and vast experience.

     Harry Hammerly, a member of our Board of Directors since 1994, has elected to retire, effective with our 1998 annual stockholder meeting. Harry has provided invaluable guidance to our Company, and we are grateful for his many contributions.

                                  LOOKING AHEAD

     For Geon and our stockholders, the future holds exciting possibilities. We have placed Geon on sound footing by cutting costs, improving productivity and upgrading our systems. Our new structure gives us greater focus and a better foundation for growth. We are confident that our performance in 1998 and beyond will steadily improve.

     Expansion of our value-added operation will continue through internal growth and acquisitions.

     Resins will benefit from further productivity gains and cost reductions such as the chlor-alkali joint venture.

     Geon employees and board members now own 14 percent of the outstanding shares of Geon stock. We take our commitment to create stockholder value very personally. The belief and pride that stem from this commitment are driving the changes you see at Geon.

     We are confident these changes will make Geon an even more attractive and desirable investment opportunity in the future.

     Sincerely,

     /s/ William F. Patient
     William F. Patient
     Chairman of the Board and
     Chief Executive Officer


     /s/ Thomas A. Waltermire
     Thomas A. Waltermire
     President and Chief Operating Officer

     March 2, 1998

The Geon Company


A SKILLED LEADERSHIP TEAM
CHARTS GEON'S GROWTH

Geon is committed to creating additional stockholder value through growth and cost reduction. A team of senior leaders from all segments of the business has developed a plan and is charged with delivering on this pledge.

[PHOTO]
/s/ Louis M. Maresca
Louis M. Maresca, Vice President and
General Manager, Resins

[PHOTO]
/s/ V. Lance Mitchell
V. Lance Mitchell, Vice President and
General Manager, Compounds

[PHOTO]
/s/ Gregory L. Rutman
Gregory L. Rutman, Vice President,
General Counsel and Secretary

[PHOTO[
/s/ W. David Wilson
W. David Wilson, Vice President and
Chief Financial Officer

[PHOTO]
/s/ A. Kim Aagaard
A. Kim Aagaard, President and Chief Executive
Officer, Synergistics Industries Limited

[PHOTO]
/s/ Clarence J. Nosal
Clarence J. Nosal, Vice President and
General Manager, Intermediates

[PHOTO]
/s/ Donald P. Knechtges
Donald P. Knechtges, Senior Vice President,
Business and Technology Development

[PHOTO]
/s/ Denis Belzile
Denis Belzile, General Manager,
Specialty Dispersion Resins

The Geon Company

FROM THE BEGINNING:  ESTABLISHING THE FOUNDATION


Geon is spun off from The BFGoodrich Company as an independent company in 1993

COMPANY COMMITMENTS
-    Shut down older, inefficient facilities
-    Improve operating efficiencies to benchmark levels
-    Reduce overhead
-    Improve cash flow
-    Reward stockholders

ACTIONS
-    Eliminated high-cost capacity
- Simplified business with redesigned and streamlined product line requiring fewer raw materials
-    Reduced production downtimes and increased run rates
-    Reduced raw material costs
     - Sunbelt chlor-alkali joint venture with Olin Corporation, started up in fourth-quarter 1997, initially will provide 35 percent of Geon's chlorine needs
     - 800-million-pound expansion of LaPorte, Texas, plant, completed in 1996, eliminates most of Geon's need to purchase VCM at market prices
-    Rewarded employee performance and productivity increases
     - Gainsharing and Success Sharing plans continue as meaningful incentives
-    Repurchased more than 16 percent of outstanding shares

RESULTS
-    Increased resin capacity: more than 600 million pounds since 1992
- Increased earnings capacity: more than $135 million at constant 1992 margins through productivity, growth, quality and cost reductions
-    Near doubling of shipments per employee since 1992
- Reduction in head count: more than 40 percent since 1990 (prior to Synergistics Industries Limited acquisition)
- Increased returns to stockholders: through dividends and share repurchases, more than 115 percent of net income, or more than $6 per share, since 1993
- Benefits from Olin joint venture and Bayer Corporation agreement, which will:
     - Allow Company to source 65 percent of its chlorine needs at below-market cost levels by third-quarter 1998
     - Meet nearly 85 percent of Geon's chlorine needs after a potential Olin joint venture plant expansion
-    Significant savings from LaPorte plant expansion
-    Alignment of employees' interests with those of stockholders:
     - More than 50 percent of Success Sharing and management incentive payouts in 1997 in restricted stock
     -    Employee share ownership increased to 14 percent

TOWARD THE NEXT CENTURY:  CREATING GROWTH AND VALUE

COMPANY COMMITMENTS
-    Develop the next phase of Geon's strategy, with a focus on:
     - Top-line growth in the value-added, differentiated operations, including compounds and specialty dispersion resins
     -    Greater stockholder value through earnings growth
     -    Stronger integration in the resin and raw material operations
     - Benchmark performance in PVC resins and compounds, with a goal of another $60 million in operating income improvements through 2000
     - Leadership in: value to customers, safety and environmental performance, operational excellence, rewards to stockholders

ACTIONS
-    Restructuring
     - Reorganized management structure around core units, enabling Company to integrate new opportunities and acquisitions more easily
     - Appointed general managers of units and gave them more functional responsibility
     -    Appointed a president and chief operating officer
     - Planned headquarters staff reduction of 15 percent by the close of 1998 to simplify business and lower cost structure
-    Realizing growth opportunities
     - Acquired Synergistics Industries Limited, Canadian manufacturer of plastic compounds and liquid plasticizers
     - Formed Polymer Diagnostics, Inc. to expand Geon's industry-leading testing and research capabilities

EXPECTED RESULTS
- Company's strategic focus clearly established as a service and technology leader in polymers
-    Benefits from Synergistics acquisition, which will:
     -    Contribute to earnings growth
     -    Complement Geon's product offerings
     -    Boost Geon's market strength in non-PVC products
- Growth in more profitable differentiated operations; improved productivity and cost competitiveness in resin operations
-    Earnings growth to reward stockholders
-    New ventures and acquisitions
-    Global opportunities, broadly based in compounding

The Geon Company

PERFORMANCE POLYMERS
       AND SERVICES:  NEW OPPORTUNITIES, VALUE-ADDED GROWTH

                                  "Geon is the
                                largest merchant
                            compounder in the world.
                               We believe we have
                             the people, the systems
                               and the technology
                             to be the clear leader
                                   globally."

                                        -- V. Lance Mitchell, Vice President and
                                                      General Manager, Compounds
                                                                         [PHOTO]

Geon's performance polymers and services units are composed of Geon's compounding operations; Synergistics Industries Limited, the compounder we acquired late in 1997; specialty dispersion resins; and Polymer Diagnostics, Inc., the business venture we formed to market our internal research and testing capabilities. These units provide technology and services -- the "value-added" element -- to customers. They offer Geon the opportunity to increase earnings through top-line growth.

                      COMPOUNDS: INNOVATION AND IMPROVEMENT

     Geon has long been recognized as a leader in polyvinyl chloride (PVC) compounding. From the 1950s, when Geon technologies produced some of the first rigid compound formulations for pipe and siding, through the 1990s, when Geon demonstrated the ability to mold PVC into complex parts for appliances and business equipment, the Company has been at the forefront of most new compound applications.

     Compounding occurs when vinyl resin, a free-flowing powder, is mixed with additives. The resulting compound can then be processed into useful products. Depending upon which additives are used, vinyl compounds can be tough and impact-resistant or soft and flexible.

     Compounds have always been a critical component of Geon's overall business, but in the late 1980s and earlier this decade, we were not achieving the financial return expected from this value-added segment. So we focused our efforts, streamlining our product line, improving manufacturing rates, reducing production downtimes and eliminating high-cost capacity. As a result of these efforts, since 1992:

   - Sales per manufacturing employee have grown by 120 percent.
   - Product quality complaints have decreased 65 percent.
   - Shipments have increased an annual average of 5 percent.
   - The number of discrete product offerings has decreased 41 percent.
   - The number of raw materials purchased for manufacturing has decreased 40 percent.

     Encouraged by our progress, we made some strategic decisions in 1997 to accelerate our growth. We devised a new management structure and appointed a general manager of compounds. A dedicated business team now has full-time responsibility for compounds and the supporting functional areas. This restructuring increases accountability and aligns costs more closely with the compound operations.

                           ACQUISITION BRINGS GROWTH,
                                  NEW SYNERGIES

     A second strategic shift involves acquisition. In the fourth quarter of 1997, Geon acquired Synergistics Industries Limited, a manufacturer of a broad line of plastic compounds and liquid plasticizers, for approximately $86.5 million. Synergistics, which in 1997 achieved record full-year sales of $240 million split equally between the United States and Canada, will operate initially as a wholly owned subsidiary of Geon. The acquisition is expected to be accretive to earnings in 1998.

     Synergistics has six manufacturing plants and about 500 employees in the United States and Canada. In addition to vinyl compounds, Synergistics brings to Geon some new products, including cross-linked polyethylene, thermoplastic elastomers and plasticizers.

[PHOTO]
Clockwise, from bottom:
David J. DiRienzo, Senior Manager, Engineering; John F. Dresch, Director - Commercial; Phillip Donataccio, Director, Compound Manufacturing Operations; David C. Honeycutt, Manager, Marketing Communications; Cynthia G. Tomasch, Manager of Financial Analysis - Manufacturing and Distribution

The Geon Company

PERFORMANCE POLYMERS
       AND SERVICES:  NEW OPPORTUNITIES, VALUE-ADDED GROWTH

     The combination of Synergistics' expertise with Geon's strengths in specific markets should allow for rapid growth of these product offerings. Moving forward, additional synergies can be expected from this pairing of two complementary companies.

     With the addition of Synergistics, Geon's compound capacity jumped nearly 50 percent. We also added capacity of 50 million pounds of plasticizer, an important raw material in flexible PVC compounds.

          SPECIALTY DISPERSION RESINS: TECHNOLOGY LEADERSHIP AND GROWTH

     Our specialty dispersion resin unit provides uniquely performing products and technology for the coatings, automotive and foam markets. This unit is positioned to be an important contributor to our earnings growth.

     Specialty dispersion resins are much finer in particle size than suspension resins. When compounded with plasticizers (to produce plastisols), they take on soft, flexible characteristics. They are used primarily in wire and metal coatings, vinyl flooring, carpet backing, wall coverings and automotive interiors, as well as in consumer goods such as toys.

[PHOTO]
Clockwise, from bottom:
Christopher J. Mohn, Director, Corporate Analysis; Joel A. Simmons, Manager, Human Resources - Compounds; Ashok C. Shah, Director, Compound Technology; Gregory P. Smith, Corporate Controller; Jean M. Miklosko, Treasurer

     Specialty dispersion resins stand as an example of Geon's technology leadership in providing products with unique benefits in processing characteristics and performance.

     Geon ranks as the largest among six North American producers with a market share of approximately 28 percent. Focusing on operational excellence, Geon's specialty dispersion resin unit has made significant improvements the last five years in manufacturing and customer service performance as well as in product quality. On-time shipments have increased and quality performance has improved. Since 1992, production per manufacturing employee has increased 70 percent.

     Geon's strategic objectives through the end of the century include becoming the preferred North American supplier of specialty dispersion resins through excellence in service, product consistency and application performance, technology and innovation. Internally, we have acknowledged the importance of this market by establishing a separate unit headed by a general manager.

                              POLYMER DIAGNOSTICS:
                             A NEW BUSINESS VENTURE

     Looking beyond PVC resins and compounds, Geon found a new way to provide an important service in 1997 when we formed Polymer Diagnostics, Inc., a wholly owned subsidiary offering analytical, testing and problem-solving capabilities to customers, suppliers, academic institutions and other clients in the area of polymer sciences. Polymer Diagnostics illustrates Geon's entrepreneurial spirit and benefits clients, who can take advantage of our state-of-the-art research and testing facilities and collaborate with leading scientists and engineers in the field of polymers.

     As an example, a retail supplier of consumer products asked Polymer Diagnostics to compare one of the supplier's household items to a competing brand. Through testing and analysis, Polymer Diagnostics found that the client's product was superior, but posed some cost challenges. On the strength of these findings, the client made changes to stave off the competitive threat.

                                 LOOKING FORWARD

     Geon is strongly committed to its differentiated and value-added units, which are key to earnings improvement. While continuing to drive toward lower costs and higher productivity, we will seek growth opportunities, including additional acquisitions.


                             "Synergistics and Geon
                              are natural partners.
                              This combination will
                 benefit all of our customers and stockholders."

                                -- A. Kim Aagaard, President and Chief Executive
                                        Officer, Synergistics Industries Limited
                                                                         [PHOTO]


                    "We have built a larger, more profitable
                      specialty dispersion resin unit that
                               firmly establishes
                                Geon's reputation
                              in the marketplace."

                                              -- Denis Belzile, General Manager,
                                                     Specialty Dispersion Resins
                                                                         [PHOTO]

The Geon Company

SUSPENSION/MASS RESINS
    AND INTERMEDIATES:     LOWERING COSTS, CREATING GROWTH


                     "The last five years have dramatically
                         demonstrated the importance of
                        being both a low-cost producer of
                              PVC and an integrated
                                manufacturer back
                             to key raw materials."

                                         -- Louis M. Maresca, Vice President and
                                                         General Manager, Resins
                                                                         [PHOTO]

Geon's suspension/mass resin and intermediates units, including the joint venture with Olin Corporation, are driven largely by cost and productivity. Because the largest PVC processors buy resin, then sell products in price-driven markets such as pipe and siding, being a low-cost supplier is a competitive necessity.

                        PVC RESINS: ACHIEVING LOWER COSTS
                               AND CREATING GROWTH

     If 1996 was a challenging year for resins, then 1997 reinforced the tough nature of this competitive business. Even so, Geon made significant strides toward the goal of being a very cost-competitive supplier of PVC resins.

     To run the resin operations more effectively, we restructured in 1997 into separate business units. Employees from functional areas such as manufacturing, sales, and research and development are now focused within the new resin organization.

     We continue to target a customer base that will grow faster than the market. We have aligned with some of the best processors in our industry, and we are matching our customers with our plant capabilities to improve logistics costs. By increasing our productivity through debottlenecking, we are expanding our resin capacity in low-cost increments to meet our customers' growing needs.

     With an emphasis on operational excellence in every phase of the resin business, Geon has achieved substantial cost improvements. Our new SAP information system (see page 18) is a valuable tool in our drive for added efficiencies. By increasing inventory turns, improving product quality, increasing reactor productivity, controlling logistics and utility costs, and improving customer forecasts, we have made benchmark improvements despite intensely competitive business conditions.

     These efforts, built on five years of hard work, have yielded major improvements in resins. Since 1992:

     - Shipments have grown an average 6 percent per year versus market growth of 5 percent.

     - Productivity per manufacturing employee has increased 122 percent.

     - Inventory turns have improved 15 percent.

     Despite these achievements, PVC industry supply/demand conditions continue to intensify the competitive nature of this business. The 1997 addition of approximately 7 percent to North American capacity more than offset industrywide growth in demand of roughly 6 percent. A 6 percent increase in capacity is anticipated in 1998. With interest rates expected to remain low, and building and construction to be at levels similar to those in 1997, North American PVC demand is projected to grow 4 to 5 percent in 1998.

     Recent trends have seen approximately 5 percent of North America's PVC resin production shipped to Southeast Asia. Historically, Geon has not exported significantly to this region. The current economic crisis in the region, however, is expected to cause a slowdown in 1998 exports and a more competitive PVC market globally, creating pressure on operating rates and margins.

             INTERMEDIATES: PROVIDING LOW-COST VCM AND RAW MATERIALS

     Like the other areas, intermediates was reorganized under a general manager in 1997; it now includes our vinyl chloride monomer (VCM) licensing group.

     1997 was the first full year of operation following the 800-million-pound expansion of Geon's LaPorte, Texas, VCM plant. VCM made at LaPorte is a low-cost, high-quality raw material that is polymerized into PVC at Geon's North American resin plants. Since startup in 1996, the expanded plant has demonstrated its leadership in VCM technology by attaining design throughput rates and excellent raw material conversion efficiencies. LaPorte is an industry benchmark -- the largest and, we believe, the lowest-cost VCM plant in the world.

[PHOTO]
Clockwise, from bottom:
Anne L. Selcer, Manager, Human Resources - Intermediates; David D. Quester, Director of Manufacturing Operations; Robert M. Rosenau, Business Director - Suspension/Mass Resins; Jeffrey J. Gilgenbach, Controller - Intermediates; James
J. Schonaerts, Director, Feedstocks and Purchasing; Timothy G. Manning, Plant Manager - LaPorte

The Geon Company

SUSPENSION/MASS RESINS
    AND INTERMEDIATES:    LOWERING COSTS, CREATING GROWTH

     The LaPorte expansion, which brought the plant's total capacity to 2.4 billion pounds, reduces Geon's raw material costs because it enables us to produce more VCM at below-market prices. The annual benefit of the LaPorte expansion, based on average VCM market prices of the last three years, is approximately $35 million.

     Geon has long recognized the importance of trimming raw material costs so we can realize our goal of being the low-cost provider in the PVC industry. Having achieved full integration in VCM, we have been working toward integrated economics in chlorine and ethylene as well.

     In the last two years, fully integrated producers attained attractive margins on chlorine and ethylene. Some industry observers believe this situation exacerbated the over-supply in VCM/PVC, driving margins well below the last trough in 1992-93. Fully integrated margins, however, were above those in 1992-93.

     What does this mean for Geon? It reinforces our strategy of integration in chlorine and ethylene to achieve a competitive cost position. We believe, however, that we would do a disservice to our stockholders if we rushed into backward integration. We

[PHOTO]
Clockwise, from bottom:
Barry M. Hendrix, Director, Sales - Resin; J. Philip Allison, Director, International Resin Sales - EDC/VCM Marketing and Distribution; Ashok K. Mendiratta, Director, Technology - Resin; Robert F. Kissling, Manager, Human Resources - Resin; John L. Rastetter, Director, Planning/Business Development need to capture the value of integration through either advantageous long-term contracts or integration opportunities at better-than-industry capital investments.

             CHLORINE: INTEGRATED ECONOMICS, LOW CAPITAL INVESTMENT

     An important step toward integration is the 250,000-ton chlor-alkali plant in McIntosh, Alabama, under the Sunbelt Chlor-Alkali Partnership, a 50/50 joint venture agreement between Geon and Olin Corporation. Startup occurred in November 1997. The plant, which uses an innovative membrane cell technology, is believed to be a benchmark in capital cost per electrical chemical unit. The plant will supply approximately one-third of Geon's chlorine needs; Olin will market the caustic soda. A future plant expansion to 400,000 tons can be readily accommodated.

     Geon also has an agreement with Bayer Corporation under which Bayer will build and operate a 17-mile pipeline to transport byproduct anhydrous hydrogen chloride from its Baytown, Texas, plant to Geon's nearby LaPorte plant. Geon is building an oxychlorination facility that will use hydrogen chloride to produce VCM, instead of using elemental chlorine. Startup is expected in the third quarter of 1998.

     The Bayer initiative, combined with the eventual expansion of the Olin joint venture, positions Geon with integrated chlorine economics capable of supplying approximately 85 percent of current needs. If both these projects had been in place in 1995, the average yearly benefit would have equaled approximately $ 0.67 per share -- and that gain would have been realized with the lowest capital investment in the industry.

                        ETHYLENE: SEEKING FAVORABLE TERMS

     As one of the largest merchant consumers of ethylene on the Gulf Coast, Geon has always been an efficient buyer. For some time, we have been exploring other options in ethylene. Economic integration in ethylene is important to us, but we will carefully assess our needs and evaluate our options so that we find the right opportunity for Geon.

                            A COMPANYWIDE COMMITMENT

     We are confident that we can reduce costs and continue the cost-effective growth of Geon's resin operations. We are becoming a stronger integrated, more cost-competitive player, and we will add sales, capacity and value at low cash costs. In this way, we will improve our competitiveness and fulfill our promise to deliver earnings growth and value to our stockholders.

                               "We are in business
                               not to market VCM,
                                 but to provide
                                 the lowest-cost
                             raw materials to Geon's
                        resin and compound operations."

                                        -- Clarence J. Nosal, Vice President and
                                                  General Manager, Intermediates
                                                                         [PHOTO]

The Geon Company

SAFETY AND ENVIRONMENT:  AN EXCELLENT SAFETY PERFORMANCE,
                         A "BEST-EVER" ENVIRONMENTAL YEAR

                                "We are steadfast
                              in our determination
                               to be the benchmark
                             company in the chemical
                              industry for safety
                                and environmental
                                  performance."

                                                  -- Edward L. Beeler, Director,
                                                Environmental, Health and Safety
                                                                         [PHOTO]

It's no accident that Geon people post industry-leading safety and environmental performances year after year. Geon has always placed a premium on operating injury-free, curbing chemical emissions and reducing waste. Once again in 1997, our employees displayed their extraordinary dedication by recording superb results in these vital areas.

     We do not exaggerate when we lay claim to being the benchmark company in the chemical industry for safety and the environment. We are proud of our record and determined to maintain our leadership position.

                         A BANNER SAFETY YEAR FOR PLANTS

     With just 10 recordable injuries companywide, Geon employees equaled their best-ever year for injury prevention, which was 1995.

     Our plants had an exceptional year. While all 10 recordables in 1995 occurred at the plants, only six of the 1997 recordables were plant-related. The year ended with no recordable injuries at our Deer Park, Henry, Pedricktown, Plaquemine and Terre Haute facilities.

     Given this superior performance, it's no surprise that a record 11 plants met performance criteria for the Chairman's Safety Award. To qualify for this Company honor, a site must have had no lost-time injury, defined as an on-the-job injury that requires an employee to be away from the workplace at least one day; a recordable injury rate consistent with Geon's challenging targets; and no serious incidents such as fires or explosions.

     The only shadow over Geon's 1997 safety performance was the first lost-time injury in our North American operations in almost 31/2 years. It occurred in June at One Geon Center headquarters. This incident ended a record period -- more than 14 million working hours -- without a lost-time injury in North America.

     Six of our plants continued in 1997 to compile remarkable track records for operating without a lost-time injury. Deer Park has recorded no lost-time injuries in the last 12 years, or 2.4 million working hours. The Henry and Terre Haute plants have experienced 91/2 years


                               1997 GEON EMPLOYEE
                               SAFETY PERFORMANCE

                                  [BAR CHART]

Incidence Rate (1)

                              TOTAL RECORDABLES        LOST TIME
CMA companies over 2 million
  hours/year                        1.99                 0.35

Geon (2)                            0.47                 0.05

(1) Injuries per 200,000 hours (or 100 employees/year)
(2) Full-year 1997 Geon statistics
each, or 3.7 million and 1.7 million working hours, respectively, without a lost-time injury. Others with outstanding histories are Louisville at 8 1/2 years, or 4.1 million working hours; Pedricktown, 8 years, or 4 million working hours; and Long Beach, 7 1/2 years, or 0.9 million hours, without a lost-time injury.

                            A STAR IN LAPORTE'S CROWN

     LaPorte distinguished itself in a unique way: It became the first Geon plant to achieve STAR certification from the U.S. Occupational Safety and Health Administration (OSHA) through participation in OSHA's Voluntary Protection Program.

     Of all the work sites across the country, only about 330 hold STAR certification, OSHA's highest-level safety designation. To attain this select status, LaPorte voluntarily underwent a rigorous, week-long safety audit, during which it demonstrated compliance with 19 difficult elements comprising OSHA's model worker safety plan. In September, the assistant secretary of labor formally awarded STAR certification -- on LaPorte's first try.

                      A YEAR FOR ENVIRONMENTAL SUPERLATIVES

     It's difficult to overstate Geon's environmental successes in 1997. We had our best year ever in terms of reportable chemical releases and permit exceedances, which we reduced by a full 50 percent in our North American operations.

                            GEON PLANT EMISSIONS (1)

                                  [LINE CHART]
In Pounds

REPORTING YEAR           Water          Off-site(2)         Air
1987                    13.17           43.94              42.89
1988                    15.52           51.61              27.88
1989                    14.56            5.39              20.87
1990                    11.41            8.69              15.80
1991                    10.57            7.46              22.72
1992                     5.92            6.60              15.84
1993                     2.95           21.23              14.80
1994                     0.12            9.41              17.47
1995                     1.05            1.94              18.55
1996                     2.11            1.66              14.09
1997                     1.73            2.32              13.80

(1) SARA Title III Emissions
(2) Landfill and others


     Eight sites operated with no exceedances or releases. In this elite category are the Avon Lake Technology Center and the Avon Lake, Long Beach, Louisville, Niagara Falls, Pedricktown, Plaquemine and Terre Haute plants. Pedricktown passed the four-year mark for perfect compliance.

     Continued recycling and solid waste reduction initiatives at all Geon plants diverted wastes from landfill disposal and produced significant savings for the Company. In 1996, these combined efforts eliminated 14.5 million pounds of material from landfills and yielded savings of $700,000. We do not yet have comparable figures for 1997, but we believe we have sustained this positive trend.

     Worthy of mention is LaPorte, which achieved a 40 percent reduction in wastewater treatment plant solid waste generation and a greater than 20 percent reduction in overall waste.

     Eight plants and the Avon Lake Technology Center met criteria for Geon's W.C. Holbrook Environmental Award of Excellence. To qualify, a site must demonstrate compliance with the national emission standard for hazardous air pollutants for vinyl chloride, prevent exceedances/releases and meet specified targets for waste reduction.

                       EMPLOYEES WIN RECOGNITION FOR GEON

     Agencies, governmental organizations, trade associations and safety councils honored Geon last year for commendable environmental and safety performance in 1996. Among the highlights:

     - For the ninth consecutive year, Geon received the Conrail Diamond Drop Award for flawless shipping. This award recognizes companies that shipped at least 1,000 rail cars of hazardous material during the year without a shipper-caused release. Geon is the only shipper in the nation to be honored every year since the award's inception.

     - The Vinyl Institute presented a special award to Deer Park for 10 consecutive years of perfect compliance with national emission standards for vinyl chloride.

     - For minimizing air pollutant emissions, the Henry, LaPorte, Louisville, Niagara Falls and Pedricktown plants earned the Vinyl Institute's Environmental Achievement Award. Safety Performance Awards went to LaPorte, Pedricktown and Scotford for outstanding worker safety records.

The Geon Company

GEON 2000:          THE GEON 2000 INFORMATION SYSTEM:
                    ON TIME, ON BUDGET -- AND ONLINE

                               "So successful were
                   we in carrying out this project across our
                                organization that
                              Geon's implementation
                             is viewed as benchmark
                               by the industry."

                                                            -- Kenneth M. Smith,
                                                       Chief Information Officer
                                                                         [PHOTO]


The Geon 2000 information system with SAP computer software technology was installed companywide in 1997. Although we are still learning the full capabilities of the system, we can point to many practical benefits for Geon and our customers:

     - When a customer calls with an order, we now can readily determine whether we have the product in stock and, if not, when we can make it. Based on inventory and production schedules, we can promise a very reliable delivery date.

     - Customer Operations can measure and report on-time deliveries each month, which helps us improve customer service.

     - In the resin supply chain, we can track and see the consequences of production schedule breaks, which we have reduced to no more than a handful a month.

     - In compounds, SAP has played a key role in improved inventory planning, order execution and distribution.

     - SAP has had a tangible impact on Geon's ability to reduce freight costs.

     We installed the SAP system in resins and intermediates in November 1996. Compounds followed in February 1997. Implementation was seamless, allowing our employees to continue working throughout the transition period. No customer or manufacturing disruptions occurred as implementation took place on time and within budget.

     So successful were we in carrying out this project across our organization that Geon's implementation is viewed as benchmark by the industry.

     The SAP project stands as a shining example of Geon's ability to assemble a cross-functional team from all levels of the organization to address a critical issue. These dedicated people deserve our thanks for working long hours under considerable pressure to ensure that the job was done right.

     Now, our entire organization is linked on a real-time basis for faster response. SAP is helping us serve our customers better, reduce our operating and working capital costs, and run our business more efficiently.

     The SAP system is the most visible component of our entire Geon 2000 initiative. More than just an information system, Geon 2000 was conceived as a fundamental transformation in the way we do business. As a tool in this re-engineering of our business processes, SAP is proving its worth daily.

     We are nowhere near to tapping the system's full potential, so employee training will remain a priority. We made an excellent start and now SAP and Geon 2000 are helping us serve our customers reliably and run our business smoothly.

The Geon Company and Subsidiaries

FINANCIAL SUMMARY

TABLE OF CONTENTS

Management's Analysis-Income...........20
Consolidated Statements of Income......21
Management's Analysis-Balance Sheets...22
Consolidated Balance Sheets............23
Management's Analysis-Cash Flows.......24
Consolidated Statements of Cash Flows..25
Consolidated Statements of Stockholders'
         Equity........................26
Notes to Consolidated Financial
         Statements....................27
Quarterly Data.........................35
Selected Six-Year Financial Data.......36
Report of Independent Auditors.........37
Corporate Information..................38

                        GEON EARNINGS AND NORTH AMERICAN
                            INDUSTRY RESIN MARGINS'

                                  [LINE CHART]

                                  Earnings before interest,
                               tax, depreciation, amortization
                              and employee separation and plant       North American industry
                                       phase-out costs                     resin margins
                                       ---------------                     -------------
                                         $ Millions                       Cents Per Pound
1992                                        54.0                                 4.0
1993                                        85.7                                 3.8
1994                                       163.5                                 6.9
1995                                       183.4                                 8.7
1996                                        89.7                                 1.2
1997                                       119.8                                 0.4


                              CAPTIAL EXPENDITURES
                                AND DEPRECIATION

                                  [LINE CHART]

$ Millions

                              Capital Expenditures          Depreciation
1992                               72.2                         58.9
1993                               44.6                         60.3
1994                               61.5                         58.2
1995                               70.0                         56.6
1996                               73.4                         54.1
1997                               50.9                         53.0

                       COMMON STOCK QUARTERLY PRICE RANGE

                                  [BAR CHART]

                                   High           Low
1993
     2nd                          20.875        18.25
     3rd                          24.25         17.75
     4th                          24.0          19.125
1994
     1st                          30.0          23.25
     2nd                          30.875        25.625
     3rd                          30.125        25.25
     4th                          31.625        25.50
1995
     1st                          30.0          26.0
     2nd                          29.75         23.50
     3rd                          31.375        25.125
     4th                          26.75         23.375
1996
     1st                          28.375        24.375
     2nd                          28.75         22.5
     3rd                          25.125        18.125
     4th                          23.50         18.125
1997
     1st                          23.25         18.625
     2nd                          23.125        20.125
     3rd                          20.813        18.50
     4th                          24.188        20.375

The Geon Company and Subsidiaries

MANAGEMENT'S ANALYSIS - STATEMENTS OF INCOME

     In 1997, the Company achieved new records in both resin and compound shipments. Operating income, before a special charge for employee separation costs, increased $37.1 million, or 124% over 1996 despite lower industry resin margins (selling prices less the cost of key raw materials) in 1997 versus last year. This improvement is the result of the Company's efforts to grow and expand its value-added market segments, which consist of compounds and specialty dispersion resins. In addition, the Company has further reduced the material and operating costs of its resin operations with the April 1996 startup of its LaPorte, Texas, vinyl chloride monomer (VCM) plant facility expansion and other improvements. The acquisition of Synergistics Industries Limited (Synergistics) was completed and became part of Geon's consolidated operations effective October 31, 1997. While Synergistics had a strong two months of operations, its impact on 1997 earnings was not significant, as a result of accounting adjustments. We are confident that Synergistics will be accretive to earnings in 1998.

1997 INDUSTRY CONDITIONS - The Company believes that, based on the Society of Plastics Industry's (SPI) December 1997 data, North American (U.S. and Canada) producer shipments of polyvinyl chloride (PVC) resins (including exports) are estimated to have increased 6% over 1996. In 1997, based on SPI data, export shipments are estimated to have increased 33% over 1996. Domestic shipments increased approximately 3% over last year.

     Capacity utilization (shipments/capacity) for North America is estimated at 94% of effective capacity (88% of nameplate) in 1997. North American capacity increased 7% over 1996.

     The Company believes that average industry operating spreads for the largest PVC resin market applications decreased approximately 1.0 cent per pound in 1997 as compared with 1996. This decrease was the result of higher average feedstock costs of approximately 20%, only partially offset by higher average selling prices. In 1997, ethylene costs on average were approximately 15% higher than in 1996. Average chlorine costs increased approximately one-third over 1996 levels.

1997 RESULTS OF OPERATIONS - The Company had sales of $1.25 billion for 1997, an increase of 9% from 1996. The Company's unit shipment growth exceeded the industry with increases in resin and compound of 7% and 17%, respectively. The compound shipments increased 7%, excluding Synergistics. The Company's export shipments in 1997 of both resin and VCM decreased from 1996 levels 24% and 88%, respectively.

     In 1997, the Company had operating income of $52 million and net income of $22.5 million. Despite improved earnings, the Company continues to focus on cost reductions and recorded a second-quarter pre-tax charge of $15 million ($9.2 million after tax) to cover costs associated with a voluntary early retirement program. Construction was completed and a jointly owned chlor-alkali plant commenced operations in November 1997. The plant will produce approximately one-third of Geon's chlorine requirements at producer economics. During the year, the Company further improved its resin production per unit of capacity and compound manufacturing output per line hour. Further, the Company is pursuing increased revenues in value-added market segments, which resulted in the acquisition of Synergistics for approximately $86.5 million. In 1997, employment, excluding the Synergistics acquisition, declined by 8%.

1996 INDUSTRY CONDITIONS - Total shipments were 11% higher than in 1995. The effective capacity utilization rate in 1996 was 95%, or 1% higher than in 1995. The 1996 average resin spreads were approximately 6.5 cents per pound below 1995.

1996 RESULTS OF OPERATIONS - The Company had sales of $1.14 billion for 1996, a decrease of 10% from 1995. The Company's unit shipment growth exceeded the industry with increases in resin and compound of 14% and 11%, respectively. The unit sales growth was more than offset by decreases in resin selling prices. Also, the VCM volume being exported substantially decreased from 1995.

     In 1996, the Company had operating income of $29.9 million, down from $127.2 million in 1995, excluding the 1995 special charge primarily associated with the compound manufacturing reconfiguration. This decline in operating income primarily resulted from the severe drop in industry resin spreads. The lower 1996 resin spreads, as compared with 1995, decreased resin operating income by approximately $110 million. During 1996, employment levels declined by 2%.

The Geon Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME


                                                                                  Year Ended December 31,
                                                                  --------------------------------------------------
(In Millions, Except Per Share Data)                                1997                 1996                 1995
--------------------------------------------------------------------------------------------------------------------
SALES                                                             $1,250.0            $1,144.4             $1,267.8
OPERATING COSTS AND EXPENSES:
   Cost of sales ..............................................    1,133.6             1,061.8              1,090.2
   Selling and administrative .................................       49.4                52.7                 50.4
   Employee separation and plant phase-out ....................       15.0                --                   63.9
--------------------------------------------------------------------------------------------------------------------
                                                                   1,198.0             1,114.5              1,204.5
--------------------------------------------------------------------------------------------------------------------
OPERATING INCOME ..............................................       52.0                29.9                 63.3
Interest expense ..............................................      (11.9)              (10.8)                (6.2)
Interest income ...............................................         .7                 1.4                  1.8
Other (expense) income, net ...................................       (6.2)                 .2                 (6.5)
--------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES ....................................       34.6                20.7                 52.4
Income tax expense ............................................      (12.1)               (8.5)               (20.2)
--------------------------------------------------------------------------------------------------------------------
NET INCOME ....................................................     $ 22.5              $ 12.2               $ 32.2
====================================================================================================================

EARNINGS PER COMMON SHARE
   Basic ......................................................    $ .98               $ .51                  $ 1.28
--------------------------------------------------------------------------------------------------------------------
   Diluted ....................................................    $ .95               $ .50                  $ 1.24
====================================================================================================================

Weighted average shares used to compute earnings per share:
   Basic ......................................................       22.9                23.9                 25.2
   Diluted ....................................................       23.6                24.6                 25.9
--------------------------------------------------------------------------------------------------------------------

                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

MANAGEMENT'S ANALYSIS - BALANCE SHEETS

     The consolidated balance sheet at December 31, 1997, reflects the solid financial position of The Geon Company.

ASSETS - Total assets increased by 18% to $872.9 million at December 31, 1997. The change in assets is primarily related to the acquisition of Synergistics. Other assets include the intangibles associated with the Synergistics acquisition and the Company's equity investments. Included in the equity investments is the Company's 50% participation in a chlor-alkali joint venture and an Australian joint venture with Orica Limited (formerly ICI Australia). The Australian joint venture commenced operations in August 1997, with the Company contributing most of the assets of its Australian PVC subsidiary in exchange for a 37% ownership interest.

LIABILITIES AND EQUITY - The Synergistics acquisition was funded with a variable-rate short-term credit facility. At December 31, 1997, $83.9 million was outstanding under this agreement. The Company intends to refinance the Synergistics short-term credit facility with long-term debt prior to the expiration of this credit agreement in June 1998. At December 31, 1997, the Company had outstanding $125 million in debentures issued in 1995 and maturing in 10 and 20 years from issuance. The debentures have received investment-grade credit ratings. In addition, the Company has available unsecured lines of credit and overdraft facilities totaling $193 million. Other non-current liabilities include most of the Company's accrued environmental liabilities, including those associated with Synergistics, as well as pension accruals. The stronger U.S. dollar against the Canadian and Australian dollar resulted in unrecognized translation losses included in other equity of $8.3 million. In 1997, the Company returned $11.6 million to its stockholders in the form of dividends and repurchased 0.2 million shares.

ENVIRONMENTAL MATTERS - The Company generates both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are regulated by various governmental agencies. The Company has been designated a potentially responsible party by the U.S. Environmental Protection Agency in connection with one plant and various other sites. The Company has accrued $51 million to cover future environmental remediation expenditures and does not believe any of the matters either individually or in the aggregate will have a material adverse effect on its capital expenditures, earnings, cash flow or liquidity. Included in the $51 million accrual are the estimated future costs to remediate Synergistics' facilities to Geon's historical environmental operating practices. Capital expenditures related to the limiting and monitoring of hazardous and non-hazardous wastes amounted to $4 million, $3 million and $7 million for 1997, 1996 and 1995, respectively. The Company estimates capital expenditures during 1998 of approximately $3 million to $5 million. Expenditures related to the remediation of previously contaminated sites are projected to be $25 million to $30 million over the next five years. The risk of additional costs and liabilities is inherent in certain plant operations and certain products produced at the Company's plants, as is the case with other companies involved in the PVC industry. For additional discussion of environmental matters, refer to Note K of the Notes to Consolidated Financial Statements.

YEAR 2000 - The Company has nearly completed the conversion of its primary commercial and financial information systems to an enterprise-wide system which is year 2000 compliant. The Company is continuing to evaluate other systems and processes and may incur internal staff costs as well as consulting and other expenses to upgrade or replace these systems. Future expenditures, beyond those which the Company would incur in the normal course of maintaining and upgrading its systems, are not projected to be material. Certain factors that may affect these forward-looking comments are discussed on page 37.

The Geon Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                       December 31,
                                                                                -----------------------------
(In Millions, Except Per Share Data)                                              1997                 1996
-------------------------------------------------------------------------------------------------------------
                                     ASSETS
CURRENT ASSETS
Cash and cash equivalents ...................................................    $ 49.1               $ 17.9
Accounts receivable .........................................................     110.8                 72.7
Inventories .................................................................     122.4                105.1
Deferred income tax assets ..................................................      20.7                 18.1
Prepaid expenses ............................................................      10.5                 20.0
-------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS .....................................................     313.5                233.8

Property, net ...............................................................     456.6                457.2
Deferred charges and other assets ...........................................     102.8                 45.9
-------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS ..........................................................    $872.9               $736.9
=============================================================================================================

                                   LIABILITIES
CURRENT LIABILITIES
Short-term bank debt ........................................................    $ 90.4               $ 18.9
Accounts payable ............................................................     164.7                126.4
Accrued expenses ............................................................      57.7                 57.6
Current portion of long-term debt ...........................................        .8                   .7
-------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES ................................................     313.6                203.6

Long-term debt ..............................................................     136.4                137.2
Deferred income tax liabilities .............................................      35.8                 33.0
Post-retirement benefits other than pensions ................................      86.2                 86.7
Other non-current liabilities including pensions ............................      77.1                 54.0
-------------------------------------------------------------------------------------------------------------
      Total liabilities                                                           649.1                514.5
-------------------------------------------------------------------------------------------------------------

                              STOCKHOLDERS' EQUITY
Preferred stock, 10.0 shares authorized; no shares issued ...................      --                   --
Common stock, $0.10 par, authorized 100.0 shares; issued 27.9 shares ........       2.8                  2.8
Additional paid-in capital ..................................................     295.8                296.1
Retained earnings ...........................................................      73.3                 62.4
Common stock held in treasury, 4.7 shares in 1997 and 4.6 shares in 1996 ....    (118.0)              (115.7)
Other .......................................................................     (30.1)               (23.2)
-------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY ...............................................     223.8                222.4
-------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ............................    $872.9               $736.9
=============================================================================================================

                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

MANAGEMENT'S ANALYSIS - CASH FLOWS

     Net cash used by operating and investing activities was $17.3 million in 1997, and includes the acquisition of Synergistics at a net investment of $82.2 million. Excluding the Synergistics acquisition, net cash provided by net operating and investing activities was $64.9 million, or an increase of $73.5 million over 1996. This increase was primarily due to higher earnings before non-cash charges (employee separation and plant phase-out, depreciation and amortization, and deferred income taxes) of $22.0 million and the repayment of prior-year advances to equity affiliates. In addition, lower 1997 purchases of property were offset by changes in operating working capital (accounts receivable plus inventory less accounts payable).

     In 1996, net cash used by operating and investing activities was $8.6 million, or $42.9 million lower than in 1995. The change was primarily due to lower earnings before non-cash charges, partially offset by a decrease in operating working capital. At December 31, 1996, operating working capital was $18.7 million lower than in the previous year. Other uses in 1995 included higher pension contributions, which totaled $23.6 million.

     Financing activities in 1997 primarily reflect the funding of the purchase price for the Synergistics acquisition and the payment of dividends. During the three years ended December 31, 1997, the Company repurchased $85.4 million of common stock. During 1995, the Company issued debentures and prepaid long-term bank debt.

     The Company believes it has sufficient funds to support dividends, debt service requirements and normal capital expenditures under its existing working capital facilities and other available permitted borrowings. The Company intends to refinance the short-term credit facility used to initially fund the Synergistics acquisition with long-term debt prior to the expiration of the credit facility in June 1998. Certain factors that may affect these forward-looking comments are discussed on page 37. Under an August 1996 Board of Directors resolution, the Company is authorized to repurchase an additional 1.7 million shares of Geon common stock.

INFLATION - The Company employs a number of strategies to mitigate the impact of inflation on financial results. A considerable amount of capital spending is directed toward cost reduction and productivity improvement projects. Moreover, through its research and development efforts, the Company is continually exploring ways to reduce the cost of existing products and to develop new products with improved performance characteristics that will command premium prices. The Company is also reviewing and re-engineering its administrative activities on an ongoing basis in order to streamline operations and reduce costs.

The Geon Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year Ended December 31,
                                                                                       ------------------------------------------
(In Millions)                                                                          1997                 1996           1995
---------------------------------------------------------------------------------------------------------------------------------
                              OPERATING ACTIVITIES
Net income ......................................................................      $22.5               $12.2           $32.2
Adjustments to reconcile net income to net cash provided by operating activities:
   Employee separation and plant phase-out ......................................       15.0                --              63.9
   Depreciation and amortization ................................................       53.3                54.1            56.6
   Provision for deferred income taxes ..........................................        6.3                 8.8             1.5
   Changes in assets and liabilities:
      Accounts receivable .......................................................       (2.8)               30.1            43.1
      Inventories ...............................................................       (4.3)              (12.0)          (18.1)
      Accounts payable ..........................................................       (2.5)                 .6           (43.3)
      Accrued expenses ..........................................................       (6.0)               (2.5)           (3.9)
      Income taxes payable/receivable, net ......................................        4.2                (2.1)          (18.0)
      Other .....................................................................       12.3                (4.6)           (9.6)
---------------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES ....................................       98.0                84.6           104.4

                              INVESTING ACTIVITIES

Business acquisition, net of cash acquired of $4.3 ..............................      (82.2)               --              --
Purchases of property ...........................................................      (50.9)              (73.4)          (70.0)
Investment in, advances to or repayments from equity affiliates .................       17.8               (19.8)            (.1)
---------------------------------------------------------------------------------------------------------------------------------
   NET CASH (USED) PROVIDED BY OPERATING AND INVESTING ACTIVITIES ...............      (17.3)               (8.6)           34.3

                              FINANCING ACTIVITIES

Increase (decrease) in short-term debt ..........................................       72.0                 9.8            (1.4)
Proceeds from long-term debt ....................................................       --                  --             125.0
Repayment of long-term debt .....................................................       (4.0)                (.7)          (80.0)
Net proceeds from issuance of common stock ......................................         .3                  .4             1.6
Repurchase of common stock ......................................................       (4.1)              (32.4)          (48.9)
Dividends .......................................................................      (11.6)              (12.1)          (12.7)
Other ...........................................................................       --                  --              (5.0)
---------------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES .............................       52.6               (35.0)          (21.4)

Effect of exchange rate changes on cash .........................................       (4.1)                 .4              .7
---------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ................................       31.2               (43.2)           13.6

Cash and cash equivalents at beginning of year ..................................       17.9                61.1            47.5
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ........................................      $49.1               $17.9           $61.1
=================================================================================================================================

                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                             Common                                              Common
                                                             Shares                       Additional             Stock
(Dollars in Millions, Except Per Share Data;       Common    Held in               Common   Paid-In    Retained  Held in
Shares in Thousands)                               Shares    Treasury      Total   Stock     Capital   Earnings  Treasury     Other
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994 ........................ 27,832     1,513       $240.2      $2.8   $ 266.7     $42.8    $(42.2)    $(29.9)
Net income .......................................                          32.2                          32.2
Stock-based compensation and exercise of options .     45      (160)         9.0                 7.2                 4.5       (2.7)
Repurchase of common stock .......................            1,844        (48.9)                                  (48.9)
Adjustment of minimum pension liability ..........                         (13.5)                                             (13.5)
Translation adjustment ...........................                           2.6                                                2.6
Cash dividends ($.50 per share) ..................                         (12.7)                        (12.7)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995 ........................ 27,877     3,197       $208.9      $2.8    $273.9     $62.3    $(86.6)    $(43.5)

Net income .......................................                          12.2                          12.2
Stock-based compensation and exercise of options .             (107)         3.0                (3.7)                3.3        3.4
Repurchase of common stock .......................            1,469        (32.4)                                  (32.4)
Adjustment of minimum pension liability ..........                          16.4                                               16.4
Adjustment related to step-up in tax basis .......                          25.9                25.9
Translation adjustment ...........................                            .5                                                 .5
Cash dividends ($.50 per share) ..................                         (12.1)                        (12.1)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996 ........................ 27,877     4,559       $222.4      $2.8    $296.1     $62.4   $(115.7)    $(23.2)

Net income .......................................                          22.5                          22.5
Stock-based compensation and exercise of options .              (59)         1.9                 (.3)                1.8         .4
Repurchase of common stock .......................              200         (4.1)                                   (4.1)
Adjustment of minimum pension liability ..........                           1.0                                                1.0
Translation adjustment ...........................                          (8.3)                                              (8.3)
Cash dividends ($.50 per share) ..................                         (11.6)                        (11.6)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997 ........................ 27,877     4,700       $223.8      $2.8    $295.8     $73.3   $(118.0)    $(30.1)
====================================================================================================================================

                 See Notes to Consolidated Financial Statements

The Geon Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A. THE COMPANY

     The Geon Company (Company or Geon), together with its subsidiaries, is one of the leading North American producers and marketers of polyvinyl chloride
(PVC) resins and is the largest producer and marketer of PVC compounds. The Company also produces and markets vinyl chloride monomer (VCM), an intermediate precursor to PVC. The Company operates primarily in the United States and Canada in one business segment. Sales include exports from North America of $36.2 million, $85.7 million and $183.0 million in 1997, 1996 and 1995, respectively.

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

PROPERTY AND DEPRECIATION

     Property, plant and equipment is recorded at cost, net of depreciation and amortization computed principally using the straight-line method over the estimated useful life of the asset, ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings. Property, plant and equipment is generally depreciated on accelerated methods for income tax purposes. Repairs and maintenance costs are expensed as incurred, except for plant turnaround costs, which are deferred and amortized over the period benefited. At December 31, 1997, and 1996, unamortized turnaround costs were $1.9 million and $6.4 million, respectively.

GOODWILL

     The excess of the purchase price paid over the fair value of the net assets of businesses acquired is recorded as goodwill and amortized over a 35-year period on a straight-line basis. Goodwill and other long-lived assets are reviewed for impairment. Measurement of impairment may be based upon appraisals, market values of similar assets or discounted cash flows.

FINANCIAL INSTRUMENTS

     The fair values of cash equivalents and short-term bank debt approximate their carrying amount because of the short maturity of those instruments. The fair values of long-term debt and debentures are estimated based on the present value of the underlying cash flows discounted at the Company's estimated borrowing rate. At December 31, 1997 and 1996, the fair value of long-term debt, including debentures, approximates its carrying value.

     The Company periodically enters into interest rate exchange and foreign currency forward contracts to manage exposure to foreign currency and interest rate fluctuations. The interest rate exchange agreements generally do not qualify for hedge accounting treatment and, accordingly, are carried at market value, with the related gains and losses recognized immediately in income. Gains and losses on foreign currency contracts qualifying as hedges are deferred and recognized at the termination or settlement of the underlying hedged item. Gains and losses on currency contracts that do not qualify for hedge accounting are recognized immediately in income.

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

RESEARCH AND DEVELOPMENT EXPENSE

     Research and development costs, which were $17.1 million, $17.5 million and $18.0 million in 1997, 1996 and 1995, respectively, are charged to expense as incurred.

FOREIGN CURRENCY TRANSLATION

     Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign subsidiaries and equity investees are translated at the current exchange rate as of the end of the period. The Company's share of the resulting translation adjustment is recorded as part of the other component of stockholders' equity. The cumulative unrecognized translation adjustment loss was $27.0 million, $18.6 million and $19.1 million at December 31, 1997, 1996 and 1995, respectively.

The Geon Company and Subsidiaries

EARNINGS PER COMMON SHARE

     In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings Per Share," which replaced the computation of primary and fully diluted earnings per share with basic and diluted earnings per share. Earnings per share for all prior periods have been restated to conform with the new standard.

     Basic earnings per share are computed using the weighted average number of shares of common stock outstanding during the period. Earnings per share on a diluted basis also reflect the potential dilutive effect of stock options and restricted stock awards and other incentives.

STOCK OPTIONS

     The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

AUSTRALIAN JOINT VENTURE

     In August 1997, the Company entered into a joint venture resulting from the merger of its Australian PVC operations with the operations of an unrelated party. Geon contributed certain net assets, including inventory and property and equipment, in exchange for 37% ownership in the joint venture. This joint venture is accounted for under the equity method. Prior to the formation of the joint venture, Geon's Australian PVC operations had assets of approximately $44 million.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise classify items of other comprehensive income (such as foreign currency translation adjustments) in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The Company will comply with the provisions of this statement upon its required adoption in 1998.

     In June 1997, the FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes new standards for the way public business enterprises report information about operating segments in annual financial statements, and which requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is currently studying the effects of adoption of this statement, which will be effective for the Company beginning on December 31, 1998.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain amounts for 1996 and 1995 have been reclassified to conform to the 1997 presentation.

NOTE C. BUSINESS ACQUISITION

     Effective October 31, 1997, the Company acquired substantially all of the outstanding capital stock of Synergistics Industries Limited
(Synergistics) of Mississauga, Ontario, Canada, a manufacturer of plastic compounds and materials. The acquisition is being accounted for under the purchase method of accounting and, accordingly, the purchase cost of approximately $86.5 million, including related acquisition costs, has initially been allocated to assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of net assets acquired of $63.6 million has been recorded as goodwill. The acquisition was initially financed with a short-term credit facility (See Financing Arrangements). The operating results of Synergistics have been included in the consolidated statement of income from the date of acquisition.

     The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and Synergistics as if the acquisition had occurred at the beginning of 1996, with pro forma adjustments to reflect the amortization of goodwill, interest expense on acquisition debt and other adjustments, together with the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations if the acquisition had actually occurred at the beginning of the periods presented.

(In Millions, Except Per Share Data)          1997        1996
----------------------------------------------------------------
Sales ....................................  $1,454.0    $1,312.3
Operating income .........................      70.6        36.8
----------------------------------------------------------------
Net income ...............................      23.5        11.9
----------------------------------------------------------------
Basic earnings per common share ..........     $ 1.03    $ .50
Diluted earnings per common share ........       1.00      .48
================================================================

The Geon Company and Subsidiaries

NOTE D. FINANCING ARRANGEMENTS

     Aggregate maturities of long-term debt during the five years subsequent to December 31, 1997, are as follows: 1998--$0.8 million; 1999--$0.8 million; 2000--$1.8 million; 2001--$0.3 million; and 2002--$0.5 million. Interest paid amounted to $12.5 million, $10.9 million and $7.6 million during 1997, 1996 and 1995, respectively. At December 31, long-term debt consisted of the following:

(In Millions)                                1997        1996
----------------------------------------------------------------
6.875% Debentures (maturing 2005) ..........  $ 75.0      $ 75.0
7.500% Debentures (maturing 2015) ..........    50.0        50.0
6.660% Industrial revenue bonds
   (maturing 2009) .........................     9.3         9.9
Other ......................................     2.9         3.0
----------------------------------------------------------------
                                               137.2       137.9
----------------------------------------------------------------
Less current portion .......................      .8          .7
----------------------------------------------------------------
                                              $136.4      $137.2
================================================================

     The Company has obtained a variable-rate short-term credit facility to temporarily fund the acquisition of Synergistics. At December 31, 1997, $83.9 million was outstanding under this agreement. The Company intends to fund the acquisition with long-term debt prior to the expiration of this credit agreement in June 1998.

     The Company had the following unsecured lines of credit, all of which are short term except for the revolving credit facility that expires in the year 2000.

                                          Number of  Permitted
(Dollars in Millions)                       Lines    Borrowings
---------------------------------------------------------------
U.S. (including the $100 revolving
   credit facility) .....................     7         $160
Canada (includes acquisition facility) ..     4          122
---------------------------------------------------------------
                                                        $282
===============================================================

     At December 31, 1997, approximately $193 million of the credit and overdraft facilities was available. The weighted-average Canadian interest rate on short-term borrowings was 4.1% at December 31, 1997. The Company's bank agreements contain restrictive covenants and require the maintenance of financial ratios. No specific restrictions have been placed on dividends or share repurchases.

NOTE E. LEASING ARRANGEMENTS

     The Company leases warehouse space, a production facility, machinery and equipment, automobiles and railcars under operating leases with remaining terms up to 12 years. Rent expense amounted to $32.1 million, $23.8 million and $16.4 million during 1997, 1996 and 1995, respectively. The future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 1997, are as follows: 1998--$29.2 million; 1999--$26.3 million; 2000--$21.4 million; 2001--$150.4 million; 2002--$6.1 million; thereafter--$65.1 million.

     The Company leases a VCM production facility and related equipment under an operating lease that expires in 2001. Under the terms of the lease, the Company has options to renew the lease for five one-year periods and may purchase the VCM facility and equipment at the then- fair value at any time during the lease term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease. During 1996, the Company amended the lease agreement to include additional equipment for which the Company has also assumed a $45 million construction performance obligation. Accumulated construction in process was $38.4 million at December 31, 1997.

NOTE F. SALE OF ACCOUNTS RECEIVABLE

     The Company has an agreement with a bank to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $85.0 million can be sold from a designated pool subject to limited recourse. Payments are collected from the sold accounts receivable; the collections are reinvested in new accounts receivable for the buyers; and a yield based on defined short-term market rates is transferred to the buyers. Buyers have collection rights to recover payments from the receivables in the designated pool. Sales of accounts receivable averaged $79.9 million, $40.5 million and $68.7 million in 1997, 1996 and 1995, respectively. Accounts receivable at December 31, 1997, and 1996, are net of $60.0 million and $68.1 million, respectively, representing the interests in receivables sold under these agreements. The discount from the Company's sale of receivables is included in "Other expense, net" in the Consolidated Statements of Income.

The Geon Company and Subsidiaries

NOTE G. INVENTORIES

                                               December 31,
(In Millions)                               1997         1996
----------------------------------------------------------------
At FIFO or average cost, which approximates
  current costs:
   Finished products and in process ........  $107.8      $102.2
   Raw materials and supplies ..............    48.7        36.3
----------------------------------------------------------------
                                               156.5       138.5
Reserve to reduce certain inventories to
   LIFO basis ..............................   (34.1)      (33.4)
----------------------------------------------------------------
                                              $122.4      $105.1
================================================================

     Approximately 62% and 67% of the pre-LIFO inventory amounts have been valued by the LIFO method at December 31, 1997, and 1996, respectively.

NOTE H. PROPERTY

                                                 December 31,
(In Millions)                                  1997        1996
-----------------------------------------------------------------
Land .....................................     $ 7.9       $ 7.9
Buildings ................................     151.2       146.4
Machinery and equipment ..................   1,014.2     1,025.6
-----------------------------------------------------------------
                                             1,173.3     1,179.9
Less accumulated depreciation and
   amortization ..........................     716.7       722.7
-----------------------------------------------------------------
                                             $ 456.6     $ 457.2
=================================================================

     Capital expenditures for 1997, 1996 and 1995 include $2.4 million, $1.1 million and $1.6 million, respectively, of capitalized interest costs.

NOTE I. OTHER BALANCE SHEET LIABILITIES

(In Millions)                  Accrued Expenses  Non-Current Liabilities
------------------------------------------------------------------------
                                   December 31,     December 31,
                                  1997     1996    1997     1996
------------------------------------------------------------------------
Employment costs ............    $22.6   $21.0    $ 4.6    $ 5.9
Environmental ...............      7.3     6.0     43.7     21.2
Plant utilities .............      1.4     1.4      3.2      4.6
Taxes, other than income ....     13.1    10.8     --       --
Post-retirement benefits ....      7.7     7.7     --       --
Pension .....................     --      --       20.1     16.5
Other .......................      5.6    10.7      5.5      5.8
------------------------------------------------------------------------
                                 $57.7   $57.6    $77.1    $54.0
========================================================================


NOTE J. EMPLOYEE BENEFIT PLANS

PENSION BENEFIT PLANS

     The Company has two defined benefit pension plans covering substantially all domestic employees. The plan covering salaried employees generally provides benefit payments using a formula that is based on employee compensation and length of service. The plan covering union wage employees generally provides benefit payments of stated amounts for each year of service. Annual contributions to the plans are sufficient to satisfy legal requirements. Plan assets consist principally of corporate and government obligations and funds invested in equities. Annual pension expense included the following components:

(In Millions)                          1997      1996      1995
-----------------------------------------------------------------
Service cost for benefits earned ...  $ 4.1     $ 4.0     $  2.8
Interest cost ......................   19.5       18.8      18.0
Income on plan assets ..............  (36.4)     (33.4)    (33.4)
Net amortization and deferral ......   20.6       22.3      22.7
-----------------------------------------------------------------
Pension expense, net ...............  $ 7.8     $ 11.7    $ 10.1
=================================================================

     The following table sets forth as of December 31, 1997, and 1996, the status of the Company's funded defined benefit pension plans. This table excludes accrued pension costs of $8.3 million and $2.9 million for unfunded, non-qualified pension plans and the related projected benefit obligations (PBO) of $9.7 million and $4.1 million at December 31, 1997, and 1996, respectively.

                                                         Change
                                                        1997 vs.
(In Millions)                         1997     1996       1996
-----------------------------------------------------------------
Plan assets at fair value .........  $241.8     $212.2     $29.6
Accumulated benefit obligation
   (ABO) ..........................   256.7      234.2      22.5
-----------------------------------------------------------------
Plan assets less than ABO .........  $ 14.9     $ 22.0     $ 7.1
=================================================================

     At December 31, 1997, the plan assets were $241.8 million, which represents an increase of $29.6 million over year-end 1996. The growth in these assets was the result of actions taken by the Company and favorable security markets. Income earned on these assets was $19.6 million, which represents a return of 18% in 1997. The Company also made contributions in 1997 of $11.0 million. Over the last three years, the Company's contributions have totaled $46.6 million, or $17.0 million above normal pension expense recognized during this period. From plan assets, benefit payments of $17.7 million were made in 1997.

The Geon Company and Subsidiaries

                                                          Change
                                                         1997 vs.
(In Millions)                         1997      1996       1996
------------------------------------------------------------------
ABO ................................ $256.7     $234.2     $22.5
Effect of projected salary increases   27.7       27.6        .1
------------------------------------------------------------------
PBO ................................ $284.4     $261.8     $22.6
------------------------------------------------------------------
Plan assets less than PBO .......... $ 42.6     $ 49.6     $ 7.0
Unamortized balances:
   Transitional liability ..........   (5.6)      (6.9)     (1.3)
   Prior service cost ..............   (4.4)      (5.7)     (1.3)
   Net actuarial loss ..............  (30.3)     (38.0)     (7.7)
   Adjustments required to recognize
      minimum liability ............    9.5       14.6       5.1
------------------------------------------------------------------
Accrued pension cost ............... $ 11.8     $ 13.6     $ 1.8
==================================================================

     Major assumptions used in accounting for the Company's defined benefit pension plans are as follows:

                                1997         1996         1995
----------------------------------------------------------------
Discount rate for
   obligations ............      7.2%         7.5%         7.1%
Rate of increase in
   compensation levels .... 4.0%-7.0%    4.0%-7.0%    4.0%-7.0%
Expected long-term rate of
   return on plan assets ..      9.5%         9.5%         9.0%
================================================================

     A curtailment loss of $10.7 million was recorded in 1997 relating to a voluntary retirement program. The curtailment loss is included in the employee separation charge of $15.0 million recognized in the consolidated statement of income. At December 31, 1997, and 1996, $2.3 million and $3.3 million, respectively, were recorded as the cumulative additional minimum pension liability and included in the other component of stockholders' equity as a reduction.

RETIREMENT SAVINGS PLAN

     The Company maintains a voluntary retirement savings plan (RSP) for most employees. Under provisions of the RSP, eligible employees can receive Company matching contributions up to the first 6% of their eligible earnings. For 1997, 1996 and 1995, Company contributions amounted to $4.7 million each year. In addition, the Company makes profit-sharing payments to the RSP for those employees not covered by management incentive compensation plans. In 1997, 1996 and 1995, these profit-sharing payments totaled $.8 million, $1.0 million and $2.5 million, respectively.

POST-RETIREMENT BENEFIT PLANS

     The Company sponsors several unfunded defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible employees. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The life insurance plans are generally non-contributory. Below is the combined status of the plans at December 31:

(In Millions)                                  1997        1996
-----------------------------------------------------------------
Accumulated post-retirement benefit
  obligation (APBO):
   Retirees .................................  $83.3       $81.4
   Fully eligible active plan participants ..    4.4         3.5
   Other active plan participants ...........    6.8         6.6
   Unrecognized gain (loss) .................    (.6)        2.9
-----------------------------------------------------------------
                                               $93.9       $94.4
=================================================================

     The annual post-retirement benefit expense for each of the years ended December 31 included the following components:

(In Millions)                          1997      1996     1995
----------------------------------------------------------------
Service cost for benefits earned ....  $ .4       $ .4      $ .3
Interest cost on APBO ...............   6.5        6.5       7.1
----------------------------------------------------------------
Post-retirement expense, net ........  $6.9       $6.9      $7.4
Payment of claims ...................  $7.4       $7.1      $7.4
================================================================

     At December 31, 1997, the average assumed rate of increase in the per capita cost of covered benefits was 8% for 1998 and is assumed to decrease gradually to 5% in 2005 and thereafter. An increase in the assumed health care cost trend rates by 1% in each year would increase the APBO as of December 31, 1997, by $4.3 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1997 by $0.3 million.

     The discount rates used in determining the APBO at December 31, 1997, and 1996, were 7.2% and 7.5%, respectively. The decrease in the discount rate in 1997 from 1996 increased the APBO at December 31, 1997, by $2.8 million.

The Geon Company and Subsidiaries

NOTE K. COMMITMENTS

ENVIRONMENTAL

     The Company has been notified by the U.S. Environmental Protection Agency, a state environmental agency or a private party that it may be a potentially responsible party (PRP) in connection with seven active and inactive non-Company-owned sites. While government agencies frequently claim PRPs are jointly and severally liable at these sites, in the Company's experience, interim and final allocation of liability costs are generally made based on the relative contribution of waste. The Company believes that it has potential continuing liability with respect to only four such sites. In addition, the Company initiates corrective and preventive environmental projects of its own to ensure safe and lawful activities at its operations. The Company believes that compliance with current governmental regulations at all levels will not have a material adverse effect on its financial condition.

     Based on estimates prepared by the Company's environmental engineers and consultants, the Company at December 31, 1997, had accruals totaling $51.0 million to cover future environmental expenditures related to previously contaminated sites. Of this accrued amount, $18.2 million is attributable to future remediation expenditures at the Calvert City, Kentucky, site and less than $0.1 million is attributable to off-site environmental remediation liabilities, including the four sites mentioned above. An additional $25.0 million is attributable to the properties acquired as part of the Synergistics acquisition, and is related to anticipated costs to remediate these facilities to Geon's historical environmental operating practices.

     The remaining amount is primarily attributable to other environmental remediation projects at nine other Company-owned facilities. At Calvert City, consent orders have been signed with both the U.S. Environmental Protection Agency and the Commonwealth of Kentucky Department of Environmental Protection, which provide for a sitewide remediation program primarily to remove ethylene dichloride from groundwater, the cost of which has been accrued. The Company expended $5.0 million, $6.1 million and $3.0 million during 1997, 1996 and 1995, respectively, on the remediation of such sites.

GUARANTEES

     At December 31, 1997, the Company, through an indemnification agreement with BFG, is contingently liable through December 31, 2001, with respect to guarantees of securities of other issuers in the amount of $47.5 million, for which the Company would be reimbursed by Occidental Chemical Holding Corporation for any amounts paid under the guarantees.

     The Company has a 50% participation in a joint venture operating a chlor-alkali plant. The Company has guaranteed $97.5 million of the joint venture's outstanding senior secured notes, maturing in 2017.

OTHER

     The Company and its subsidiaries have commitments for a substantial portion of its key raw material feedstocks and energy incidental to the ordinary course of business. The Company is also from time to time subject to routine litigation incidental to its business. The Company believes that any liability that may finally be determined would not have a material adverse effect on its financial condition.

NOTE L. OTHER INCOME (EXPENSE), NET

(In Millions)                        1997      1996       1995
----------------------------------------------------------------
Currency exchange (loss) gain ....... $(2.2)      $1.6     $ (.9)
Income from equity affiliates .......    .4        1.0        .1
Discount on sale of trade receivables  (5.0)      (2.4)     (4.5)
Other income (expense), net .........    .6         --      (1.2)
---------------------------------------------------------------------------------------------------------------------------
                                      $(6.2)      $ .2     $(6.5)
===========================================================================================================================


NOTE M. INCOME TAXES

     Income (loss) before income taxes consists of the following:

(In Millions)                         1997      1996       1995
-----------------------------------------------------------------
Domestic ...........................  $24.9      $(8.9)    $40.1
Foreign ............................    9.7       29.6      12.3
-----------------------------------------------------------------
                                      $34.6      $20.7     $52.4
=================================================================

     A summary of income tax expense (benefit) is as follows:

(In Millions)                        1997      1996       1995
-----------------------------------------------------------------
Current:
   Federal ........................  $ .4       $(10.4)    $10.0
   State ..........................    (1.1)     --          2.0
   Foreign ........................     6.5       10.1       6.7
-----------------------------------------------------------------
      Total current ...............     5.8        (.3)     18.7
Deferred:
   Federal ........................     6.9        8.8       4.0
   State ..........................     1.8        (.4)       .5
   Foreign ........................    (2.4)        .4      (3.0)
-----------------------------------------------------------------
      Total deferred ..............     6.3        8.8       1.5
-----------------------------------------------------------------
      Total tax expense ...........   $12.1      $ 8.5     $20.2
=================================================================

The Geon Company and Subsidiaries

     The income tax rate for financial reporting purposes varied from the federal statutory rate as follows:

                                                1997     1996      1995
---------------------------------------------------------------------------
Federal statutory income tax rate ............  35.0%    35.0%        35.0%
Increase (decrease):
   State tax net of federal benefit ..........   1.5     (1.5)         3.1
   Differences in rates of foreign
     operations ..............................   2.0       .8         (1.1)
   Foreign withholding accrued on
     unremitted earnings .....................   1.1      4.7          2.0
   Adjust prior year's income tax liability ..  (5.9)      --           --
   Other, net ................................   1.3      2.1          (.5)
---------------------------------------------------------------------------
   Effective income tax rate .................  35.0%    41.1%        38.5%
===========================================================================

     Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

(In Millions)                                   1997        1996
------------------------------------------------------------------
Deferred tax liabilities:
   Tax over book depreciation ..............  $ 97.6      $ 84.0
   Other, net ..............................    16.7        19.1
------------------------------------------------------------------
      Total deferred tax liabilities .......   114.3       103.1
------------------------------------------------------------------
Deferred tax assets:
   Post-retirement benefits other than pensions 32.9        33.1
   Employment cost and pension .............     9.3         5.9
   Environmental ...........................    16.7         9.5
   Net operating loss carryforward .........    13.6         8.1
   LIFO inventory ..........................     5.0         3.3
   Intangibles .............................     4.0         5.8
   Alternative minimum tax credit
     carryforward ..........................     3.9         5.9
   Foreign tax credit carryforward .........     6.0         4.3
   Foreign tax valuation allowance .........    (6.0)       (4.3)
   State taxes .............................    .5           2.3
   Other, net ..............................    13.3        14.3
------------------------------------------------------------------
      Total deferred tax assets ............    99.2        88.2
      Net deferred tax liabilities .........  $ 15.1      $ 14.9
==================================================================

     SFAS No. 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As realization of the foreign tax credit carryforwards is considered uncertain, a valuation allowance has been recorded. The Company believes that the timing of the reversal of its deferred tax liabilities, principally relating to accelerated depreciation, will be sufficient to fully recognize its remaining deferred tax assets. In particular, the turnaround of the largest deferred tax asset, related to accounting for post-retirement benefits other than pensions, will occur over an extended period of time and, as a result, will be realizable for tax purposes over those future periods.

     During 1996 the Company finalized the effects of the step-up in the tax basis of its assets as a result of formation and recorded adjustments to deferred taxes and equity of $25.9 million.

     The Company has provided for U.S. federal and foreign withholding tax on $24.1 million, or 19% of foreign subsidiaries' undistributed earnings, as of December 31, 1997. Regarding the undistributed earnings on which no federal and foreign withholding has been provided, earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings been actually repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of foreign withholding taxes that would be payable on remittance of the entire amount of undistributed earnings would approximate $7.3 million.

     During 1997, 1996 and 1995, the Company paid income taxes net of refunds of $1.9 million, $2.2 million and $37.9 million, respectively. The Company has a net operating loss carryforward of approximately $38.7 million, of which $12.4 million will expire in 2011 and the remaining $26.3 million will expire in 2012. In addition, the Company has foreign tax carryforwards of $6.0 million, which will expire from 1999 through 2002, and an alternative minimum tax credit carryforward of $3.9 million.

NOTE N. EMPLOYEE SEPARATION AND PLANT PHASE-OUT CHARGES

     In 1997, the Company recorded a $15.0 million before-tax charge, primarily for employee separation costs related to position reductions at its headquarters. Of this, $10.7 million related to enhanced retirement pension benefits and the balance to employee separation and associated costs. In addition, in 1995, the Company recorded a $63.9 million before-tax charge, primarily related to the reconfiguration of the manufacturing of vinyl compound products.

The Geon Company and Subsidiaries

NOTE O. STOCK OPTION AND STOCK INCENTIVE PLANS

     The 1995 Incentive Stock Plan provides for the awarding or granting of options to purchase common stock of the Company. Generally, options granted become exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Certain options are fully exercisable after grant. The term of each option cannot extend beyond 10 years from the date of grant. Certain options carry with them limited stock appreciation rights exercisable in the event of a change in control. All options under the plans have been granted at 100% of market (as defined) on the date of the grant. In addition, certain senior-level executives received special awards in connection with the formation of the Company and the initial public offering (IPO) of stock on April 29, 1993, which included stock options with rights to purchase 1.2 million shares. These awards became exercisable four years after grant date. The Company also has a stock plan for non-employee directors under which options are granted.

     A summary of stock option activity follows:

                                                        Weighted Average
(In Thousands, Except Per Share Data)        Shares      Exercise Price
------------------------------------------------------------------------
Outstanding at January 1, 1995 ..........    1,818           $19.05
Issued ..................................      321            26.73
Exercised ...............................       80            18.34
Canceled ................................        4            26.40
------------------------------------------------------------------------
Outstanding at January 1, 1996 ..........    2,055            20.27
Issued ..................................      284            25.98
Exercised ...............................       21            18.57
Canceled ................................        3            26.85
------------------------------------------------------------------------
Outstanding at January 1, 1997 ..........    2,315            20.97
Issued ..................................      318            20.07
Exercised ...............................       51            20.51
Canceled ................................       48            23.91
------------------------------------------------------------------------
Outstanding at December 31, 1997 ........    2,534           $20.81
------------------------------------------------------------------------
Exercisable at December 31, 1997
   Exercise prices: $14.92-$30.13 .......    2,048           $20.35
   Weighted average remaining life ......  7 years
========================================================================

     Under the Company's incentive programs, senior executives and other key employees are also eligible annually to receive bonus awards, consisting of stock or a combination of stock and cash. Under these plans, performance measures are established and used to determine the payout, if any.

     At December 31, 1997, restricted shares totaling 0.4 million were outstanding. The restrictions generally lapse over one to three years, with some subject to acceleration based on the Company's stock price performance. The unamortized portion of compensation expense related to these stock awards included in other component of stockholders' equity was $0.8 million and $1.3 million at December 31, 1997, and 1996, respectively.

     The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its incentive plans. Accordingly, no compensation cost has been recognized for its fixed option plans because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had the compensation cost for the stock options granted in 1997 and 1996 been determined based upon the fair value at the grant date, consistent with the fair value method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced by $2.1 million ($.09 per share) in 1997 and $0.7 million ($.03 per share) in 1996 on a diluted basis. The impact in 1995 was not material. The fair value of the stock options at the grant date was estimated using the Black-Scholes option pricing model with an assumed risk-free interest rate of 5.4% and 5.7%, an assumed dividend yield of 2.5% and 2.0%, and stock price volatility of 28.5% and 29.8% for 1997 and 1996, respectively. A seven-year weighted average life was used for both 1997 and 1996.

     The compensation cost related to the stock portion of the annual incentive plans, three-year incentive plan and amortization of restricted stock awarded at the IPO amounted to $2.3 million, $3.0 million and $4.2 million in 1997, 1996 and 1995, respectively.

     At December 31, 1997, 3.1 million shares were reserved for future issuance upon exercise of stock options granted or were available for future grants under the Company's incentive plans.

The Geon Company and Subsidiaries
35

QUARTERLY DATA (UNAUDITED)
35


                                                       1997 QUARTERS                                       1996 Quarters
                                      ----------------------------------------------------------------------------------------------
(In Millions, Except Per Share Data)     FOURTH      THIRD        SECOND    FIRST       Fourth       Third       Second     First
------------------------------------------------------------------------------------------------------------------------------------
SALES ................................   $312.3     $303.7      $333.0      $301.0      $279.1     $307.8      $311.8      $245.7
Employee separation ..................       --         --        15.0          --          --         --          --          --
Operating income (loss) ..............     11.4       18.3        14.5         7.8         4.6       13.4        18.4        (6.5)
Net income (loss) ....................      3.5       10.6         6.1         2.3         1.6        6.1        10.1        (5.6)
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE:
   Basic .............................  $   .15      $ .47       $ .27       $ .10       $ .07      $ .26       $ .41      $ (.23)
   Diluted ...........................      .15        .45         .26         .10         .07        .25         .40        (.23)
DIVIDEND PAID PER COMMON SHARE .......     .125       .125        .125        .125        .125       .125        .125        .125
COMMON STOCK PRICE
   High .............................. $24 3/16  $20 13/16    $ 23 1/8     $23 1/4     $23 1/2    $25 1/8     $28 3/4     $28 3/8
   Low ...............................   20 3/8     18 1/2      20 1/8      18 5/8      18 1/8     18 1/8      22 1/2      24 3/8

1997: Second-quarter results include an after-tax charge of $9.2 million ($15.0 million before tax) for employee separation costs.

The Geon Company and Subsidiaries

SELECTED SIX-YEAR FINANCIAL DATA


                                                                                                Pro Forma
                                                                                              (Unaudited)(1)         Historical
(In Millions, Except Per Share Data)             1997       1996       1995       1994        1993       1992      1993      1992
------------------------------------------------------------------------------------------------------------------------------------
SALES ....................................... $ 1,250.0  $ 1,144.4  $ 1,267.8  $ 1,208.6   $   972.5   $  894.3   $ 982.8   $ 969.9
Employee separation and plant phase-out .....      15.0         --       63.9         --         9.7       14.4       9.7      16.0
Operating income (loss) .....................      52.0       29.9       63.3      102.1        14.5      (22.9)     18.6     (19.3)
Income (loss) before extraordinary item and
   cumulative effect of change in method of
   accounting ...............................      22.5       12.2       32.2       57.9         2.2      (22.1)      6.0     (15.0)
Extraordinary loss on early extinguishment
   of debt ..................................        --         --         --       (1.3)         --         --        --        --
Cumulative effect of change in method of
   accounting ...............................        --         --         --         --        (1.1)     (57.5)     (1.1)    (70.4)
NET INCOME (LOSS) ...........................      22.5       12.2       32.2       56.6         1.1      (79.6)      4.9     (85.4)
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
Before extraordinary item and change in
   method of accounting ..................... $     .98  $     .51  $    1.28  $    2.11   $     .08   $   (.84)
Extraordinary loss ..........................        --         --         --       (.05)         --      (2.19)
Change in method of accounting ..............        --         --         --         --        (.04)        --
NET INCOME (LOSS)(2) ........................       .98        .51       1.28       2.06         .04      (3.03)
------------------------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
   BEFORE EXTRAORDINARY ITEM AND CHANGE IN
      METHOD OF ACCOUNTING .................. $     .95  $     .50  $    1.24  $    2.08   $     .08   $   (.84)
   Extraordinary loss .......................        --         --         --       (.05)         --      (2.19)
   Change in method of accounting ...........        --         --         --         --        (.04)        --
NET INCOME (LOSS)(3) ........................       .95        .50       1.24       2.03         .04      (3.03)
------------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER COMMON SHARE ..................       .50        .50        .50        .50        .375         --
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA                                                         At December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                  1997       1996       1995       1994        1993       1992
Total assets ................................ $   872.9  $   736.9  $   752.0  $   791.7   $   721.2   $  686.9
Long-term debt ..............................     136.4      137.2      137.9       93.0        88.3       18.7


(1)On February 11, 1993, the Company was formed as a wholly owned subsidiary of The BFGoodrich Company (BFG) in preparation for the IPO of its common stock on April 29, 1993. BFG transferred to the Company substantially all of the operating assets and liabilities of its Geon Vinyl Division, other than the net assets of the chlor-alkali, ethylene and utility operations of BFG located principally at Calvert City, Kentucky (Calvert Facilities), in exchange for the Company's common stock.

The historical results for 1993 and 1992 include the results of operations associated with the Calvert Facilities through February 28, 1993. The cost of VCM consumed from the Calvert Facilities was recorded at historical intercompany cost through April 29, 1993.

The pro forma results for 1993 and 1992 exclude the results of operations associated with the Calvert Facilities. The data are also presented as if the Company purchased the VCM associated with the Calvert Facilities at market prices rather than at historical intercompany costs. Subsequent to the initial public offering of the Company's common stock on April 29, 1993, purchases of VCM from BFG were at market prices. The pro forma results also include the cost associated with certain May 1993 bank arrangements, as if they had occurred at the beginning of 1993.

(2)The employee separation and plant phase-out charges reduced basic earnings per share as follows: 1997--$.40; 1995--$.56; 1993--$.22; 1992--$.36.

(3)The employee separation and plant phase-out charges reduced diluted earnings per share as follows: 1997--$.39; 1995--$.52; 1993--$.22; 1992--$.36. 36

The Geon Company and Subsidiaries

REPORT OF INDEPENDENT AUDITORS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF THE GEON COMPANY:

     We have audited the accompanying consolidated balance sheets of The Geon Company and subsidiaries as of December 31, 1997, and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements, which appear on pages 21, 23, and 25 through 34, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Geon Company and subsidiaries at December 31, 1997, and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


     /s/ Ernst & Young LLP
     Cleveland, Ohio
     January 29, 1998

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This report contains statements concerning trends and other forward-looking information affecting or relating to the Company and its industry that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements for a variety of factors including, but not limited to: (1) unanticipated changes in world, regional, or U.S. PVC consumption growth rates affecting the Company's markets; (2) unanticipated changes in industry capacity or in the rate at which anticipated changes in industry capacity come online in the PVC, VCM and chlor-alkali industries; (3) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (4) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (5) unanticipated production outages; (6) the impact on the North American vinyl markets and supply/demand balance resulting from the economic situation in the Far East; (7) the ability to obtain financing at anticipated rates; and (8) unanticipated expenditures required in conjunction with year 2000 compliance.

The Geon Company

CORPORATE INFORMATION
--------------------------------------

EXECUTIVE OFFICERS
WILLIAM F. PATIENT
Chairman of the Board and Chief Executive
Officer

THOMAS A. WALTERMIRE
President and Chief Operating Officer

DONALD P. KNECHTGES
Senior Vice President, Business and
Technology Development

LOUIS M. MARESCA
Vice President and General Manager, Resins

V. LANCE MITCHELL
Vice President and General Manager,
Compounds

CLARENCE J. NOSAL
Vice President and General Manager,
Intermediates

GREGORY L. RUTMAN
Vice President, General Counsel and
Secretary

W. DAVID WILSON
Vice President and Chief Financial Officer

FACILITIES
AVON LAKE, OHIO
Headquarters
Research and Development
Compounds

CONROE, TEXAS
Compounds

DEER PARK, TEXAS
Resins

FARMINGDALE, NEW JERSEY
Compounds

HENRY, ILLINOIS
Resins

LAPORTE, TEXAS
VCM

LINDSAY, ONTARIO, CANADA
Compounds

LONG BEACH, CALIFORNIA
Compounds

LOUISVILLE, KENTUCKY
Resins
Compounds

NIAGARA FALLS, ONTARIO, CANADA
Resins
Compounds

ORANGEVILLE, ONTARIO, CANADA
Compounds
Plasticizers

PEDRICKTOWN, NEW JERSEY
Resins

PLAQUEMINE, LOUISIANA
Compounds

SCOTFORD, ALBERTA, CANADA
Resins

ST. REMI DE NAPIERVILLE, QUEBEC, CANADA
Compounds
Plasticizers

TERRE HAUTE, INDIANA
Compounds

VALLEYFIELD, QUEBEC, CANADA
Compounds

STOCK EXCHANGE LISTING
The Geon Company Common Stock is listed on the New York Stock Exchange. Symbol:
GON.

STOCKHOLDER INQUIRIES
If you have any questions concerning your account as a stockholder, name or address changes, inquiries regarding dividend checks or stock certificates, or if you need tax information regarding your account, please contact our transfer agent:
     The Bank of New York
     P.O. Box 11258
     Church Street Station
     New York, New York 10286-1258
     Phone: (800) 524-4458

Complimentary copies of Form 10-K and other reports filed with the Securities and Exchange Commission are available from:
     Investor Relations Administrator
     The Geon Company
     One Geon Center
     Avon Lake, Ohio 44012
     Phone: (440) 930-1444

ANNUAL MEETING
The annual meeting of stockholders of The Geon Company will be held May 7, 1998, at 9:00 a.m. at The Forum Conference and Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

The meeting notice and proxy materials were mailed to stockholders with this report. The Geon Company urges all stockholders to vote their proxies so that they can participate in the decisions at the annual meeting.

FINANCIAL INFORMATION
Security analysts and representatives of financial institutions are invited to contact:
     W. David Wilson
     Vice President and Chief Financial Officer
     The Geon Company
     One Geon Center
     Avon Lake, Ohio 44012
     Phone: (440) 930-3204
     Fax: (440) 930-1002
     E-mail: wilsonw@geon.com

     and

     Dennis Cocco
     Vice President, Corporate and Investor Affairs
     The Geon Company
     One Geon Center
     Avon Lake, Ohio 44012
     Phone: (440) 930-1538
     Fax: (440) 930-1428
     E-mail: coccod@geon.com

AUDITORS
     Ernst & Young LLP
     1300 Huntington Building
     925 Euclid Avenue
     Cleveland, Ohio 44115-1405

MEDIA CONTACT
     Dennis Cocco
     Vice President, Corporate and Investor Affairs
     The Geon Company
     One Geon Center
     Avon Lake, Ohio 44012
     Phone: (440) 930-1538
     Fax: (440) 930-1428
     E-mail: coccod@geon.com

INTERNET ACCESS
Information on The Geon Company's products and services, as well as on news releases, EDGAR filings, Form 10-K, 10-Q, etc., is available on the Internet at http://www.geon.com.

BOARD OF DIRECTORS
---------------------------------

WILLIAM F. PATIENT, 63
Chairman of the Board and Chief Executive
Officer

JAMES K. BAKER, 66
Vice Chairman, Arvin Industries, a worldwide supplier of original equipment and replacement automotive parts 2, 4*, 5


GALE DUFF-BLOOM, 58
President of Marketing and Company Communications, J.C. Penney Company, Inc., a major retailer of apparel, jewelry, home furnishings and services through department stores and catalogs 1, 2*, 5

J.A. FRED BROTHERS, 57
Executive Vice President, Ashland Inc., a diversified company with operations in specialty chemical production and distribution, motor oil and car care products, and highway construction 3, 4

J. DOUGLAS CAMPBELL, 56
Retired President and Chief Executive Officer, Arcadian Corporation, the leading Western Hemisphere producer and marketer of nitrogen chemicals and fertilizers 1, 3, 5

HARRY A. HAMMERLY, 64
Retired Executive Vice President, 3M Company, a worldwide diversified manufacturer of industrial, commercial, consumer and health care products 1, 2, 4

D. LARRY MOORE, 61
Retired President and Chief Operating Officer, Honeywell, Inc., a global enterprise providing electronic automation and control systems for homes, buildings, process control industries and aerospace 1, 2, 3*

JOHN D. ONG, 64
Chairman Emeritus, The BFGoodrich Company, a provider of aircraft components, systems and services, as well as specialty chemical products 2, 4, 5*

R. GEOFFREY P. STYLES, 67
Retired Vice Chairman, Royal Bank of Canada, Canada's largest bank 1*, 3, 4


1 Audit Committee
2 Compensation Committee
3 Environmental, Health and Safety Committee
4 Financial Policy Committee
5 Nominating and Governance Committee
  *Denotes Chairman

                            [THE GEON COMPANY LOGO]

                                The Geon Company
                                 One Geon Center
                              Avon Lake, Ohio 44012
                                 (440) 930-1000
                                  www.geon.com