Form 10-K, Exhibit 13
period 1999-12-31
GEON CO
filed 2000-03-24
CIK 897547

                                                                    Exhibit 13.1

      [Logo Geon(TM)]

      Performance
--------------------------------------------------------------------------------
                           in polymers

[Photograph on cover of]
  FRONT (LEFT TO RIGHT):
  Patricia Wallace, Account Representative
  Bill Peeler, Lead IS&T Analyst/Programmer
  Bill Blue, Shift Leader
--------------------------------------------------------------------------------


1999 Annual Report

THE COURAGE TO CHANGE

THE STRENGTH TO SUCCEED

         The theme of this annual report, "Performance in Polymers," reflects the outstanding performance of Geon's plants, products - and, most important, of our people. Through their dedicated efforts, we are building a tightly knit network of polymer products and services that provides value to customers and shareholders. This network of value-added businesses is the core of the new
Geon -- a company characterized by technical expertise, operational excellence, market knowledge and leadership in information technology. The employees featured in these pages represent 3,100 people at 30 sites in North America, Europe and Australia. Their performance and relentless efforts have transformed an entire company. They are Geon.

         GEON  AT-A-GLANCE


               ANNUALIZED
               REVENUES       EMPLOYEES   END USE APPLICATIONS        PLANT LOCATIONS
               --------------------------------------------------------------------------------------------------------------------
   COMPOUNDS/  $900 million   1,300       Appliance and business      Avon Lake, Ohio                  Orangeville, Ontario, Canada
 PLASTICIZERS                             equipment components,       Burlington, New Jersey           Pasadena, Texas
                                          windows, electrical wire    Conroe, Texas                    Plaquemine, Louisiana
                                          and cable, bottles, pipe    Denver, Colorado                 St. Remi de Napierville,
                                          fittings, automotive trim   Farmingdale, New Jersey            Quebec, Canada
                                                                      Long Beach, California           Terre Haute, Indiana
                                                                      Louisville, Kentucky             Valleyfield, Quebec, Canada
                                                                      Niagara Falls, Ontario, Canada
                                                                      ------------------------------------------------------------
                                                                                            COMPOUND   HYDRO GEON
                                                                                     JOINT VENTURES:     Newton Aycliffe, England
                                                                                                       SPCGEON PTE LTD.
                                                                                                         Singapore
                                                                                                       GEON/POLIMEROS ANDINOS
                                                                                                         Cartagena, Colombia
               --------------------------------------------------------------------------------------------------------------------
    SPECIALTY  $110 million   250         Vinyl flooring, carpet      Henry, Illinois
       RESINS                             backing, automotive com-    Pedricktown, New Jersey
                                          ponents, fabric coatings,
                                          decals and metal coatings
               --------------------------------------------------------------------------------------------------------------------
  FORMULATORS  $175 million   350         Automotive, apparel         Bolton, England                  North Baltimore, Ohio
                                          and appliance coatings;     Widnes, England                  St. Louis, Missouri
                                          sport and recreation        Kennesaw, Georgia                Sullivan, Missouri
                                          gear; signage               Los Angeles, California          Sussex, Wisconsin
                                                                      Melbourne, Australia             Waukesha, Wisconsin
               --------------------------------------------------------------------------------------------------------------------
   ENGINEERED  $200 million   1,100       Automotive interiors,       Burlington, New Jersey
        FILMS                             pool and pond liners,       Lebanon, Pennsylvania
                                          medical blood and           Newton Upper Falls,
                                          intravenous bags,             Massachusetts
                                          bookbinding covers,         Winchester, Virginia
                                          laminating films            Yerington, Nevada
               --------------------------------------------------------------------------------------------------------------------
      RESIN &  OXY VINYLS, LP                                SUNBELT CHLOR-ALKALI                AUSTRALIAN VINYLS
INTERMEDIATES  Geon ownership: 24 percent                    Geon ownership: 50 percent          CORPORATION
 EQUITY JOINT  Partner: OxyChem division of Occidental       Partner: Olin Corporation           Geon ownership: 37.5 percent
     VENTURES    Petroleum Corporation                       Products: Chlorine/caustic soda     Partner: Orica Limited
               Products: Polyvinyl chloride (PVC) resins,                                        Products: PVC resins and compounds
                 vinyl chloride monomer (VCM),
                 chlorine/caustic soda


                                                                The Geon Company


FINANCIAL HIGHLIGHTS


                                                           Year Ended December 31

(Dollars in Millions, Except Per Share Data)            1999         1998        1997
----------------------------------------------------------------------------------------
Sales                                                $ 1,261.2   $ 1,284.4    $  1,250.0
Employee separation and plant phase-out                    0.5        14.6          15.0
Operating income                                          99.7        41.0          51.7
Net income, before cumulative effect
  of a change in accounting                              106.2        13.8          22.5
Capital expenditures                                      60.1        40.7          50.9
Depreciation and amortization                             44.4        57.9          54.6
Total debt (year-end)                                    353.3       187.1         227.6
Stockholders' equity (year-end)                          334.7       214.1         223.8
Earnings per share, before cumulative effect
  of a change in accounting, diluted                 $    4.37   $    0.58    $     0.95
Common shares outstanding (in millions, year-end)         23.7        23.4          23.2

Other data:
Operations, before special charges and gain(A)
       Operating income                              $   105.4   $    55.6    $     66.7
       Net income                                         52.5        22.7          31.7
       Earnings per diluted share                    $    2.16   $    0.96    $     1.34
Average equity market value                              678.8       506.4         494.7
Number of employees (year-end)                           3,060       2,384         2,010
Employee and management stock ownership                     14%         14%           14%
Stockholders (estimated at December 31)                  7,000       7,000         7,000

(A)Special charges in 1999, 1998 and 1997 include the employee separation and plant phase-out expense shown in the Financial Highlights above. In addition, 1999 special charges include accelerated depreciation of $1.2 million (pre-tax) related to the compound asset rationalization, $3.2 million (pre-tax) related to acquired profit on inventory of business acquisitions, $0.8 million (pre-tax) representing Geon's share of a restructuring charge recognized by OxyVinyls and a $2.4 million (pre-tax) cumulative effect of a change in accounting for start-up costs. In addition, 1999 included a one-time gain of $93.5 million (pre-tax) related to the formation of OxyVinyls and related transactions. See the Notes to the Consolidated Financial Statements for more information.

WANT TO KNOW MORE

        ABOUT GEON?

        CHECK OUT OUR WEB SITE:

        www.geon.com


1 9 9 9
SALES BY SEGMENT
Dollars in millions

$1,107---------------
87.8%                \
PERFORMANCE           \
POLYMERS AND           \
SERVICES                \
  Compounds              \
  Specialty Resins        \
  Formulators              \
  Engineered Films          \
                             \
$154-------------------------  [Pie Chart]
12.2%
POLYVINYL
CHLORIDE (PVC)
RESINS AND
INTERMEDIATES

1 9 9 9
SALES BY GEOGRAPHIC
REGION
Dollars in millions

$1,056-------------
83.7%               \
UNITED               \
STATES                \

$191------------------  [Pie Chart]
15.2%                 /
CANADA               /
                    /
$14----------------
1.1%
OTHER

LETTER TO SHAREHOLDERS


                       DELIVERING ON OUR COMMITMENT




                                                                    [Photograph]

--------------------------------------------------------------------------------
                                                      THOMAS A. WALTERMIRE

To Our Shareholders:

            One of the most pleasant duties of a chief executive officer is reporting the results of a very good year. 1999 was such a year for Geon. Looking back, I trust you'll agree that our efforts yielded rewards for you - the best evidence that our strategy to create a new Geon is meeting with great success. In fact, though, our journey toward improved profitability began well before last year.

            It started right after our IPO in 1993. By taking more than $100 million in costs out of our operations, we learned how to be very competitive, achieve operating excellence and improve our quality. With continuing advances in our integrated information systems, including the successful installation of our new Enterprise Resource Planning (ERP) platform, we tied our businesses together so we could operate efficiently and serve customers in the flawless fashion they deserve.

            In 1997, we began our transformation. With the creation of strategic operating units, we set the stage for rapid growth via acquisition in our performance polymers business. We also began the search for alternatives for our commodity resin business. With eight successful acquisitions completed to date, we have established new business platforms and strong new earnings streams. By forming the Oxy Vinyls, LP (OxyVinyls) joint venture, we have reduced our exposure to polyvinyl chloride (PVC) resin cycles while maintaining a low-cost position in this key raw material.

         Our work to date has created a new company with the leading market position in each of our operating units. Our organic growth exceeds the Gross Domestic Product. We are the technology leader in each market we serve. Adding these strengths to our operating excellence and strong raw materials position means we have a business that can deliver consistent bottom-line growth.

         Geon's Performance Polymers and Services segment, which includes our historical operations in compounds and specialty resins as well as our acquisitions, has demonstrated the capability to generate

                                                                The Geon Company

                        "In 1999, we recorded one of our

                               BEST FINANCIAL PERFORMANCES

                             since Geon became a public company"

an operating return on sales that averages in excess of 10 percent. We achieved these results through the efforts of an experienced, dedicated management team - one that I am proud to lead because it knows only one way to play the game: to win! I see that same competitive fire in the eyes of Geon people I meet wherever I travel. I feel privileged to represent this outstanding team.

1999 FINANCIAL RESULTS In 1999, we recorded one of our best financial performances since Geon became a public company. We reached this milestone while margins for PVC resins and chlorine/caustic soda were very depressed for most of the year. Nearly all our earnings came from our Performance Polymers and Services segment.

         In 1999, revenues were $1.26 billion compared with $1.28 billion in 1998. Net income was $52.5 million, or $2.16 per diluted share, excluding special items, compared with 1998 results of $22.7 million, or $0.96 per diluted share, before a special charge for compound operations consolidation.

1999 HIGHLIGHTS Our successes in 1999 reflected the tremendous team effort at Geon and translated to measurable results for our shareholders:


- ON MAY 1, WE LAUNCHED THE JOINT VENTURE with Occidental Petroleum Corporation's OxyChem division forming OxyVinyls, North America's largest and leading supplier of PVC resins. We retained a 24 percent interest as well as an attractive, long-term raw material supply agreement. The transaction also allowed us to reduce our debt and acquire OxyChem's compounding and engineered films operations. With PVC resin margins beginning to recover in second-half 1999 from their historic lows in 1998, the outlook is bright for earnings from OxyVinyls in 2000.

- WE COMPLETED FOUR IMPORTANT ACQUISITIONS. In addition to the OxyChem businesses, in July we acquired O'Sullivan Corporation, a manufacturer of value-added engineered films. O'Sullivan has a leading position in films for interior applications in automobiles. The combination of O'Sullivan with the OxyChem films business creates a new business platform, engineered films, with strong growth potential.

      We made two formulator acquisitions. Dennis Chemical gives us increased strength in urethane systems and, with a plant in Commerce, California, an important West Coast presence. Our first foreign acquisition, Acrol of Widnes, England, opens opportunities for growth in Europe. Both Acrol and Dennis are excellent operations that are providing immediate benefits, both financially and competitively.

      These acquisitions added $200 million in 1999 revenue, and each one was immediately accretive. In 2000, they should add approximately $400 million in sales revenue.(1)

(1)See Forward-Looking Statements, page 44.

--------------------------------------------------------------------------------
COMMON STOCK QUARTERLY PRICE RANGE
Dollars in millions

[Graph]

"OUR SUCCESSES
            IN 1999 REFLECTED THE TREMENDOUS
            TEAM EFFORT AT GEON AND TRANSLATED
            TO MEASURABLE RESULTS FOR OUR
            SHAREHOLDERS."

The Geon Company

                   1 9 9 7                    1 9 9 8
                   Synergistics Industries    Plast-O-Meric       Wilflex          Adchem
                   Limited
                                              BUSINESS:           BUSINESS:        BUSINESS:
BUILDING           BUSINESS:                  Formulating         Formulating      Formulating
  A NEW GEON       Compounding
-------------------------------------------------------------------------------------------------------
                   1 9 9 9
  ACQUISITIONS     OxyChem Operations         O'Sullivan          Acrol Holdings   Dennis Chemical
                                              Corporation         Limited
                   BUSINESS:                                                       BUSINESS:
                   Compounding,               BUSINESS:           BUSINESS:        Formulating
                   Engineered Films           Engineered Films    Formulating


- IN NOVEMBER, WE LAUNCHED A 50/50 PVC COMPOUNDING JOINT VENTURE with Petroquimica Colombiana S.A. (Petco) that positions us in the Andean region of South America. PVC is often referred to as the infrastructure polymer. As the economies of this region develop, we envision a very good opportunity to apply our broad PVC compounding technology. We have had an excellent relationship for many years with Petco, a licensee of our resin technology.

- WE CONTINUE TO DEMONSTRATE OUR SKILLS WITH INFORMATION SYSTEMS. In 1999, we brought the OxyChem compounding and former Synergistics facilities into our ERP system - on time and on budget. Also, we integrated the former OxyChem films operation with O'Sullivan's proprietary information system. This vital step equips us to run our entire engineered films group under one system. We accomplished this integration within two months of the close of the O'Sullivan acquisition. Rapid integration is critical to gaining maximum benefits from the businesses we are bringing to Geon. Our excellent systems give us the foundation to develop a leading e-commerce position in the years ahead.

- WE COMPLETED THE EXPANSION OF OUR HENRY, ILLINOIS, SPECIALTY RESINS PLANT - again, on time and on budget. Our customers already are reaping benefits in product quality and performance.

- IN 1999, WE IMPLEMENTED OUR PREVIOUSLY ANNOUNCED COMPOUND ASSET RATIONALIZATION. We closed the Lindsay, Ontario, Canada, plant and shut down a number of other production lines. Our employees accomplished this while maintaining quality and service levels. We anticipate savings of $9 million in 2000 versus 1998 as a result of the compound consolidation. We intended to close the powder compounding operation at Conroe, Texas, and move the business to our new Pasadena, Texas, facility. Business conditions have been strong, however, and we now expect to keep the Conroe compounding line open at least through 2000.

- WITH ALL OUR ACQUISITIONS AND JOINT VENTURES, we have exercised financial diligence. By doing so, we retain the financial horsepower to fund future aggressive growth. Our debt-to-EBITDA ratio at year's end was 2.8, before the one-time OxyChem transaction gain.



[Photograph of Tom Waltermire]



- OUR SAFETY AND ENVIRONMENTAL PERFORMANCE is one of the strongest indicators of our people's commitment to operating excellence. I am proud that Geon remains an industry leader for our low injury rates. It has been exciting to see our acquired businesses reduce their injury rates dramatically. Our acquisitions quickly learn that safeguarding our employees and the environment is both the right thing to do and good business.

                                                          LETTER TO SHAREHOLDERS

2000 OUTLOOK Last year, we stated four goals as we looked to the future:

1 Integrate our acquisitions quickly and successfully

2 Expand our scope beyond vinyl polymers

3 Pursue global opportunities

4 Create, acquire and nurture embryonic ventures

         We made excellent progress toward all these goals in 1999. Creating and acquiring new ventures is always a special challenge, and we are redoubling our efforts in this important area.

         We continue to pursue our goal of more than $2 billion in annual revenues by the end of 2000. In addition to organic growth, we anticipate more acquisitions. Look for us to add businesses that build on our market positions and complement our technology strengths. Because of our prudent financial strategy, we still have the resources to reach our revenue goal through acquisitions.

         Extending our reach with additional polymers remains a priority. We also plan to expand globally based on strong business platforms in North America. We see excellent opportunities to apply our strengths and assist our customers as they expand around the globe.

         We anticipate improved results for OxyVinyls, which is on track to achieve its targeted $80 million in cost savings by the end of 2000. Strong demand, and little new North American resin capacity until late 2001, should result in higher resin margins in 2000 and substantially higher OxyVinyls earnings compared with 1999 levels.

         In 1999, Geon's stock price reached an all-time high of nearly $37 per share and outperformed most of our peers. The combination of recent acquisitions, organic growth and contributions from OxyVinyls should provide the earnings growth and improved shareholder value that make for a rewarding investment, today and in the future.

         As you may perceive, we're excited about what is happening at Geon. We believe we bring unique skills and an enthusiasm that generates opportunities for all our partners: customers, employees, suppliers and, of course, our shareholders.



/s/ Tom Waltermire

TOM WALTERMIRE
Chairman of the Board, President
and Chief Executive Officer


[Logo] Geon(TM)

--------------------------------------------------------------------------------

Thanks,       BILL PATIENT retired as chairman and chief executive officer in
   Bill       1999. Appropriately, the Board of Directors recognized his achievements by naming him Geon's Founding Chairman.

              I'd like to thank Bill for creating the solid foundation for our future growth. Everyone at Geon appreciates what he has meant to us. The values, passion for excellence and spirit that make Geon special are a direct reflection of Bill's LEADERSHIP. We wish him all the best as he enjoys this new chapter in his life with his wife, Bonnie, his five children and a growing number of grandchildren.

Compounds
         STRONG NORTH AMERICAN BASE, GLOBAL POTENTIAL

--------------------------------------------------------------------------------

                                            [Photograph of Rusty L. Riggen,
                                             Quality Control Operator]

                                                                The Geon Company


THE NEW REPLACEMENT WINDOWS IN YOUR HOME. The control panel on your dishwasher. The housing of your computer terminal. The cable on your telephones. Everyday products that contain Geon compounds surround us.

         Our strengths in technology, service, quality, operating excellence and new market application development have helped Geon become the world's leading provider of vinyl compounds. In North America, we are ranked first or second in every market we serve. Many of our higher-value markets, such as custom injection molding and custom profile, demand the sophisticated chemical recipes, technical service and wide product range for which Geon is known. We measure our success by our customers' success, and believe in the value of that partnership.

         Although vinyl is the base polymer in about 95 percent of the compounds Geon manufactures, we have begun to expand our polymer portfolio. Today, we market thermoplastic elastomer compounds for hosing and tubing applications and offer Syncure(TM), a cross-linked polyethylene, for the wire and cable market. In 1999, we started up our new Syncure facility in Denver.

         CUSTOMIZED COMPOUNDING To make compounds, we blend a base polymer with liquid and solid additives chosen for their particular properties. Plasticizers, for example, make compounds soft and flexible for applications such as wire and cable jacketing, tubing and automotive trim. Impact modifiers make compounds tough and rigid for windows, bottles and appliance parts.

         A range of additional additives -- pigments, stabilizers, lubricants, fillers -- may go into the mix. Geon has been making and selling compounds for almost 50 years, and in that time we have developed the science to introduce the right additives, in exacting amounts and unique ways, to create a technologically superior, consistent product for customers.

         Our customers process Geon materials into thousands of products for dozens of markets. For example, customers use Geon injection molding compounds to form parts for business equipment and appliances. Geon compounds are extruded into complex shapes for applications such as crown molding, window profiles, medical tubing and communication wire jacketing.

1 9 9 9
ACCOMPLISHMENTS OF
COMPOUNDS

Established an e-commerce platform

Through a customer survey, affirmed Geon's industry leadership in quality performance

Achieved leadership position in all market segments

Integrated eight previously acquired sites into Geon's information software system

Reduced recordable injury rate by 40 percent

[Photograph of  George E. Frazier,
Mix Tower Operator and Jimmie L. Houser,
Mix Tower Operator]

COMPOUNDS CONTINUED
--------------------------------------------------------------------------------

                 [Photograph of Ted M. Vaughn,
                  Production Technician]


COMPOUNDING A GLOBAL OPPORTUNITY As our customers grow globally, so will Geon. With our unique product and manufacturing technologies, we are establishing a network of compound operations around the world. We have joint ventures with Norsk Hydro in Europe, Singapore Polymers in Southeast Asia and Petroquimica Colombiana S.A. in South America. Because of our broad product offering, we can provide new global customers with a wide range of compounds.

A YEAR OF ACCOMPLISHMENTS Geon has capacity to produce more than 1.7 billion pounds of compounds annually. In 1999, we leveraged our size to buy compound additives more competitively. We trimmed our non-PVC raw material costs and reduced our non-PVC inventories. A major factor in this improvement was the raw material warehouse we established in Avon Lake, Ohio, to centralize inventory. With orders received across the compound business, the warehouse buys and ships in truckload quantities, at cost savings.

         Complaints from our compound customers continued to decline, a result of our strong emphasis on quality. We empaneled Quality Councils and continued incentive programs such as Gainsharing, which rewards employees for plant performance on "measurable deliverables" such as quality and productivity.

         The compounding operations also realized $4 million in cost savings resulting from the consolidation of our asset base. We shut down underutilized production lines at Orangeville, Ontario; St. Remi de Napierville, Quebec; and Conroe, Texas, and we closed the Lindsay, Ontario, plant.

         The integration of our compound information systems was a milestone that gives us the capability to manage the supply chain on a businesswide basis. On a strategic level, the phased linkage of all our compound sites testifies to Geon's successful pursuit of our goal to be the industry leader in information technology. [Geon Logo]


     AS OUR CUSTOMERS
grow
   globally,
     SO WILL GEON. WE
     ARE ESTABLISHING A
     NETWORK OF COMPOUND
     OPERATIONS AROUND
     THE WORLD.

     [Photograph of
     Mary L. Casey,
     Human Resources Representative]

                                                                The Geon Company

[Photograph of Rob L. Karanovich,
 Mix Tower Operator]


Featured Plant:
Terre Haute, Indiana

PLANT MANAGER: Ron Martin     NUMBER OF EMPLOYEES: 120     FIRST STARTUP: 1979
ACQUIRED BY GEON: 1984    MATERIALS PRODUCED: PVC compounds  PRODUCT END USES:
Pipe and pipe fittings, windows, bottles, battery jar housing, household appliance components, computer housing

Specialty
    resins

         AN INTERNAL SUCCESS STORY

         Featured Plant:
         Henry, Illinois
         PLANT MANAGER: Joel H.Lindahl  NUMBER OF EMPLOYEES: 110
         FIRST STARTUP: 1958   MATERIALS PRODUCED: Specialty
         PVC resins   PRODUCT END USES: Vinyl flooring, wire and
         cable coatings, decals and signs

         [Photograph of Bill J. Grudzinski,
          Senior Operations Specialist]

                                                                The Geon Company

[Photograph of Bette S. Hulin,
 Administrative Assistant and
 Joel H. Lindahl,
 Plant Manager]

GEON'S SPECIALTY RESINS OPERATION IS UNIQUE because it has developed internally, without the aid of acquisitions. Easy to overlook when Geon was widely viewed as a commodity resin producer, specialty resins quietly grew to a position of market leadership that it holds today, with an estimated share exceeding 30 percent.

         Because specialty resins is an important earnings contributor with strengths in product technology and operating excellence, we retained this part of Geon's resin manufacturing operations when we created the OxyVinyls joint venture.

         A value-added business in which customers place a premium on service and quality, specialty resins fits the profile of the new Geon. The business also serves as a source of raw material for our formulators operation. We sell some 12 percent of our specialty resins to internal and external formulator customers.

         Specialty resins are found in literally thousands of end use applications: the coatings that protect dishwasher racks; the vinyl in sheet flooring goods; the soft, protective coating on tool handles; the decals on the sides of highway trucks. With their versatility, specialty resins provide unique solutions to a wide range of needs.

TECHNOLOGY LEADERSHIP The primary raw material in Geon's specialty resins is vinyl chloride monomer (VCM), which we purchase from OxyVinyls through a long-term supply arrangement.

         To make specialty resins, Geon polymerizes VCM in a highly controlled reaction process. Drawing on our strength in technology, we produce a full array of products with properties tailored to specific end use applications. Just as important, we offer customers a consistent set of properties from shipment to shipment.

         Geon makes two types of specialty resin, which differ primarily in particle size. The finer type, emulsion polymer, has the consistency of talc when dried. It is used in flooring and adhesives. The coarser grade, called micro-dispersion, is used in foams and carpet backing.

DESIGNING SOLUTIONS With its uniform product quality and unequaled technical support, Geon's specialty resins business continues to win customers.

Our specialty resins team reinforced Geon's leadership position in the flooring market last year by developing and commercializing a superior vinyl foam resin for resilient vinyl floors. And, disposable medical gloves made with Geon specialty resins have earned praise for their high quality. [Geon Logo]

1 9 9 9
ACCOMPLISHMENTS OF
SPECIALTY RESINS

Completed expansion and modernization of Henry, Illinois, plant, on time and within budget

Increased shipments almost 7 percent in a market that grew at a rate less than half that percentage

Introduced superior new vinyl foam resin for flooring market

Completed full year with no recordable injuries at either of Geon's specialty resins plants

[Photograph of
Chris L. Grant,
PVC Operator]

          Formulators
                STRONG GROWTH, STRATEGIC OPPORTUNITIES

                [Photograph of Connie J. Goodmanson,
                 Health & Safety Coordinator]


                Featured Plant:
                Sussex, Wisconsin
                PLANT MANAGER: Timm E. Goodmanson NUMBER OF EMPLOYEES: 105
                FIRST STARTUP: 1987  ACQUIRED BY GEON: 1998  MATERIALS PRODUCED:
                Plastisols, organisols, polyurethanes, vinyl powders
                PRODUCT END USES: Air filters; tool handle grips; outdoor furniture coating; fishing lures; table edging; automotive interior trim; point-of-purchase displays; hunting targets; packaging foams; fan, dishwasher and closet rack coatings;
                chain link fence coating

                                                                The Geon Company

[Picture of Timoth C. Anderson,
 Production Supervisor]

THE FIVE COMPANIES THAT COMPRISE GEON'S FORMULATORS operations modify our specialty resins and other polymers to impart special properties, depending on customer needs. The formulators have a diverse, fast-growing product line; with new applications, they achieved organic revenue growth of 10 percent in 1999.

Less than two years ago, Geon's formulators group did not exist. Through prudent acquisition of companies with solid financial performance, we built it into the North American market leader. The barriers to entry are significant because Geon's formulators excel at meeting the stringent requirements of customers.

Because of the complementary nature of the businesses, Geon has linked the skills and services of the specialty resins and formulators operations. Working together, they gain synergies in technology and marketing strength, plus they offer greater value with more innovative, comprehensive solutions to customer needs. No competitor has looked downstream to create this combination, which differentiates Geon.

HOW TO BAKE A "CAKE" Formulating a batch of vinyl plastisol can be compared to mixing cake batter. In a vessel, a mixer blends specialty resins, plasticizer and other additives. The consistency of the resulting plastisol is formulated to meet the intended use. Its viscosity (a measure of a liquid's ability to flow) can vary from waterlike to thick paste. Industrial plastisols have low viscosity, while plastisols for screen printing products have high viscosity and are thick.

         Viscosity is just one of many properties that is quality checked in the laboratory when the mixing process is complete. Color, foam quality and clarity are other key properties.

         Although vinyl plastisols, powders and inks account for the bulk of the formulators' business, they are rapidly increasing production of urethane systems and other polymer formulations. Urethane systems have two parts. Geon produces the polyol part, blending polypropylene glycols with additives such as colorants, surfactants, fillers and blowing agents. We buy the second part, isocyanate, for repackaging and sale with the polyol as a complete system. Customers combine the parts to initiate a chemical reaction that cures the product into its final application.

The urethane market has tremendous potential. Urethane foams are found everywhere: in steering wheel and handlebar padding, packaging, point-of-purchase displays, even in the "Cheesehead" wedges that fans of Wisconsin sports teams wear to show their loyalty. [Geon Logo]

1 9 9 9
ACCOMPLISHMENTS OF
FORMULATORS

Completed acquisitions of Acrol Holdings, giving Geon European market accessibility, and Dennis Chemical, resulting in an expanded urethane product offering and West Coast presence

Achieved synergy savings of more than $3 million

Recorded organic shipment growth of 12 percent, excluding 1999 acquisitions

Reduced recordable injury rate by 65 percent


[Photograph of Mary E. Nettekoven,
Human Resources Generalist]

Engineered
       films

     NEW PLATFORM, NEW PRODUCTS

[Photograph of Allen Bobo,
Blending/Mixing Operator,
#3 Calender]

Featured Plant:
Winchester, Virginia
PLANT MANAGER: Denny Bromley   NUMBER OF EMPLOYEES: 660   FIRST STARTUP: 1932
ACQUIRED BY GEON: 1999   MATERIALS PRODUCED: Engineered films, primarily vinyl
and olefin roll goods PRODUCT END USES: Automotive instrument panels, door panels, consoles and sun visors, notebook binders, dance floors, checkbook covers, swimming pools, air mattresses

                                                                The Geon Company

WITH TWO MAJOR ACQUISITIONS IN 1999, Geon formed a new business operation, engineered films, that positions the Company to be North America's leading producer of value-added flexible vinyl sheeting.

         With the May 1 launch of the OxyVinyls joint venture, Geon acquired OxyChem's flexible vinyl film business in Burlington, New Jersey. Two months later, we acquired O'Sullivan Corporation of Winchester, Virginia, widely recognized as a leading supplier of flexible vinyl and olefin sheeting for the automotive and industrial markets. O'Sullivan is known for premium-quality flexible sheeting, and for its technology in embossing, laminating and painting. Burlington is recognized for customized, high-gloss, thin-gauge films.

         The fusion of this new strength in films technology with Geon's traditional expertise in compounding creates a potent market force and dynamic opportunities for growth. In addition, O'Sullivan's strength in automotive applications complements Geon products such as specialty resins and plastisols, which are sold to this market.

Our engineered films acquisitions also bring us complementary proprietary technologies in manufacturing and materials combined with market position and know-how, which forge an excellent platform on which to build.

[Photograph of Bill Orndorff,
Production Supervisor]

MAKING ENGINEERED FILMS Flexible vinyl films start with a vinyl compound. At each site, the raw materials are mixed: about 60 percent vinyl resin, 40 percent plasticizer and additives in proportions appropriate to the end use product. Compounds are customized to meet customer requirements for color, grain, gloss, stiffness and other properties.

         After mixing, the compound goes through a two-roll mill and then feeds into a calender, where it is heated and squeezed into film at thicknesses ranging from .003 inch to .060 inch.

         If surface appearance such as a leather or marble design is required, an additional step called embossing takes place as the film comes off the calender. Other value-added processes include painting and laminating of materials such as fabric and foam.

NEW APPLICATIONS Consistent with Geon's strategy, the engineered films operation continues its leadership in flexible vinyl films while vigorously pursuing new applications for other polymers, notably thermoplastic olefins (TPOs) and thermoplastic urethanes (TPUs):

- TPO TOPSKINS LAMINATED TO POLYOLEFIN FOAM BACKING are gaining automakers' attention because the materials are both lightweight and durable. A TPO topskin that Geon developed to cover instrument panels received conditional approval from General Motors Corporation, which means GM suppliers can specify the material in their quotes on interior parts business.

- IN INDUSTRIAL MARKETS, GEON IS DEVELOPING DIVERSE SPECIALTY FILMS such as a TPU alloy for hospital inflatable mattresses, which must be both elastic and durable. Other specialty applications include a flexible vinyl movie screen material with high reflectivity and a vinyl-based, toner-resistant overlay for loose-leaf applications. [Geon Logo]

1 9 9 9
ACCOMPLISHMENTS OF
ENGINEERED FILMS

Chosen by Daimler Chrysler as a "preferred supplier" for North American interior requirements

Developed a new engineered films product for flooring wear-layer applications

Developed proprietary automotive technology to reduce dashboard reflection in windshields

Completed information systems integration of Geon's Burlington site and former O'Sullivan operations

[Photograph of Denny Bromley,
Director of Manufacturing, Winchester]

The Geon Company

Because we care
GEON COMPLETES ANOTHER FINE YEAR IN
SAFETY, ENVIRONMENTAL PROTECTION

Throughout Geon's short history, we have highlighted our safety and enviromental performance in each annual report. Why do we take the time and space to discuss an area that appears unrelated to our financial results? Because we think it is related! - By working safely and protecting our communities, our employees are operating our facilities with excellence and giving their full attention to quality. When that happens, everyone benefits: our employees, our communities, our customers and our shareholders.

AS IN PRIOR YEARS, the men and women of Geon compiled a superlative record for safe, responsible operation in 1999.

         Our avoidance of recordable and lost-time injuries again placed us at the top of our industry's safety rankings. Our environmental performance was also very good, with no reportable chemical releases. Only two sites experienced minor permit exceedances.

         We are particularly proud that our newly acquired businesses have wholeheartedly embraced the Geon principle of excellence in these critical areas - as demonstrated by their reduced injury rates and their environmental progress during their brief time with Geon.

A PREMIUM ON SAFETY Ten of our sites completed the year with no recordable injuries, which are injuries requiring more than simple first aid. In this select group are Avon Lake Technology Center, Henry, Long Beach, Louisville, Orangeville plasticizer, Pedricktown, St. Remi de Napierville compound and plasticizer, Sullivan and Terre Haute. All these sites qualified for the William
F. Patient Safety Award of Excellence, Geon's highest safety honor.

         We are pleased that 20 Geon sites have achieved a landmark one year or 1 million employee hours without a lost-time injury, which is defined as an injury requiring the affected employee to be away from work at least one day.

         Leading these top performers are Henry and Terre Haute, with no lost-time injuries in more than 11 years. They are followed by Louisville and Niagara Falls at 10 years; Pedricktown and Long Beach, nine years; Avon Lake Technology Center and Plaquemine, eight years; Orangeville plasticizer, seven years; Orangeville compound, six years; St. Remi plasticizer, four years; and Kennesaw, three years.

RESPECT FOR THE ENVIRONMENT With O'Sullivan joining the Geon team in mid-1999, we gained an industry champion at turning what was thought to be scrap into prime product. Through a cooperative effort with customers, O'Sullivan has pioneered the recycling of waste into new engineered films.

         Qualifying for the W.C. Holbrook Environmental Award of Excellence, Geon's highest environmental tribute, were: Avon Lake compound, Avon Lake Technology Center, Conroe, Farmingdale, Henry, Kennesaw, Long Beach, Louisville, Niagara Falls, North Baltimore, Orangeville compound and plasticizer, Pedricktown, Plaquemine, St. Remi compound and plasticizer, Terre Haute and Valleyfield.

EARNING OUTSIDE RECOGNITION Our sites received 23 awards from external organizations in 1999 for superior worker safety and environmental protection. Among the groups honoring us were the Chemical Manufacturers Association, Vinyl Institute, Society of the Plastics Industry, National Safety Council, National Petrochemical & Refiners Association, and the Industrial Accident Prevention Association of Canada.


[Photograph of Rod A. Martin,
Senior Safety Environmental Operator,
Henry, Illinois]

SAFETY BY THE NUMBERS

- GEON'S 11 HERITAGE SITES - those predating our first acquisition in 1997 - had only five recordable injuries in 1999 compared with nine recordables in 1998.

- THE 26 LOCATIONS that were with Geon throughout 1999 sustained only two lost-time injuries, the same number recorded in 1998, when we had fewer sites.

- THE FIVE FORMER SYNERGISTICS Industries Limited facilities, which joined us in 1997, have reduced their injuries 82 percent from their pre-Geon days.

- OUR 1998 ACQUISITIONS - the formulators Plast-O-Meric, Wilflex and Adchem - have reduced their injuries 67 percent since they became part of Geon.

The Geon Company                                                The Geon Company

Management's Analysis       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

        Net income from operations in 1999 totaled $52.5 million, 130% higher than 1998 on a comparable basis. Total net income was $104.7 million, including special items, which were associated largely with the OxyChem transactions. This strong earnings improvement was due to the Company's strategy of expanding its Performance Polymers and Services (PP&S) business through organic sales growth and strategic acquisitions, as well as an improvement in polyvinyl chloride
(PVC) margins.

        The Company's strategy of becoming a much larger PP&S business resulted in a substantial change in the profile of its business operations in 1999.

        As discussed in Note C, the transactions with OxyChem were completed on April 30, 1999, and the newly formed partnerships began operations. As a result, on April 30, 1999, substantially all of Geon's North American commodity PVC and vinyl chloride monomer (VCM) operations included in the Resin & Intermediates (R&I) business segment were contributed to Oxy Vinyls, LP (OxyVinyls) in exchange for a 24% interest in the joint venture. Financial results through April 30, 1999, include the consolidation of the commodity PVC/VCM operations. Subsequent to the formation of OxyVinyls, financial results include Geon's 24% share of the earnings of OxyVinyls as earnings from equity affiliates in the R&I business segment.

        In addition, as discussed in Note C, Geon and OxyChem formed PVC Powder Blends, LP, on April 30, 1999, which is 90% owned by Geon. The operations of this small partnership are consolidated by Geon, with the 10% OxyChem ownership recorded as a minority interest. The Company also acquired from OxyChem a PVC engineered films business and a specialty PVC compound business that are included in the Company's consolidated results after April 30.

        As discussed in Note D, during the third quarter of 1999, the Company acquired O'Sullivan, Acrol and Dennis Chemical. The post-acquisition results of these acquired companies are included in the Company's consolidated results of operations from the dates of acquisition.

1999 RESULTS OF OPERATIONS - TOTAL COMPANY

        Total sales for 1999 were $1.261 billion, a decrease of $23.2 million, or 2%, from 1998. This change in sales included an increase of $267.9 million in PP&S sales, driven by acquisitions and organic growth. This growth was offset by the discontinuance of R&I sales upon the formation of OxyVinyls on April 30, 1999.

        Operating income, net of special items for 1999, was $99.7 million compared with $41.0 million in 1998. Operating income before special charges was $105.4 million compared with $55.6 million in 1998. Both the PP&S and R&I segments had improved operating income in 1999 versus 1998.

        Selling and administrative expenses increased $6.4 million in 1999 compared with 1998, largely as a result of the incremental selling and administrative expenses of businesses acquired. Depreciation and amortization decreased $13.5 million from 1998 due to the contribution of PVC resin and VCM property and equipment to OxyVinyls at formation, net of the additional goodwill amortization on recent acquisitions.

        Special items in 1999 included a $1.7 million pre-tax restructuring charge ($1.0 million after tax) consisting of $0.5 million in employee separation and plant phase-out, plus $1.2 million of accelerated depreciation associated with the compound manufacturing asset consolidation (see Note Q for further discussion); Geon's share of an $0.8 million pre-tax charge ($0.5 million after tax) related to OxyVinyls' restructuring of operations; a pre-tax gain of $93.5 million ($57.2 million after tax) related to the transactions with OxyChem (see Note C); and acquired profit on inventory related to business acquisitions of $3.2 million pre-tax ($2.0 million after tax). In addition, the Company recognized a $2.4 million pre-tax charge ($1.5 million after tax) related to the change in accounting for start-up costs (see Note B). In 1998, the Company recognized a restructuring charge related to the compound operations consolidation of $14.6 million ($8.9 million after tax).

        The effective income tax rate was 39% in 1999 versus 41.5% for 1998, reflecting the effect of a change in foreign versus domestic earnings and the effect of permanent differences such as non-deductible goodwill on the lower pre-tax earnings in 1998.

        Net income, before special items, was $52.5 million in 1999 compared with $22.7 million in 1998.

The Geon Company

Management's Analysis       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

PERFORMANCE POLYMERS AND SERVICES (PP&S) PP&S sales in 1999 were $1.107 billion, an increase of $267.9 million, or 32%, over 1998. Sales volume increased approximately 34% from 1998, with approximately six percentage points of the volume increase from organic sales growth and the balance from acquired businesses. Organic growth for compounds was led by increased demand for dry blend and rigid profile product, which is used primarily in construction applications. For specialty resins, volume improvements were primarily from carpeting, flooring and formulator customers. Organic sales growth in the formulators group was from increased demand for industrial plastisols, urethanes, and vinyl and automotive powders. The volume growth was partially offset by selling prices that averaged approximately 2% below the prior year.

        For 1999, operating income before special charges of $109.0 million increased $15.2 million, or 16%, from 1998. Operating income as a percentage of sales was 9.9%, a decrease of approximately 1.3 percentage points from 1998. Acquisitions contributed approximately $24 million of operating income in 1999. The margin of average selling prices over raw material costs was approximately two percentage points lower than in 1998, and was partially offset by savings associated with the compound operations consolidation, overall business market mix and improved operating efficiencies.

RESIN AND INTERMEDIATES (R&I) The year-to-year comparison of operating results in the R&I segment is impacted by the formation of OxyVinyls on April 30, 1999, and the resulting changes in the business structure. With the formation of OxyVinyls, Geon's exposure to the PVC and chlor-alkali industries changed significantly. The Company now owns 24% of OxyVinyls, a 4.3 billion-pound PVC producer, compared with its previous ownership of 100% of 2.4 billion pounds of PVC capacity prior to the contribution of these PVC and VCM operations to OxyVinyls. This effectively reduces the Company's exposure to PVC resin industry fluctuations to approximately half the exposure it had prior to formation of OxyVinyls. However, the Company's exposure to fluctuations in caustic soda was increased from approximately 150,000 tons to 380,000 tons annually with the formation of OxyVinyls. The Company's interest in OxyVinyls is accounted for under the equity method. Before the formation of OxyVinyls, the Company's PVC/VCM business was consolidated.

        The R&I segment operating income for 1999 was $2.1 million, excluding Geon's share of the restructuring charge recognized by OxyVinyls of $0.8 million pre-tax, an improvement of $38.5 million compared with the 1998 loss of $36.4 million. This improvement reflects an increase in the spread between PVC resin selling prices and ethylene and chlorine costs of approximately 3 cents per pound, partially offset by lower chlorine and caustic soda prices and Geon's increased exposure to the chlor-alkali industry. Geon's equity earnings from OxyVinyls of $17.3 million, before a restructuring charge, were partially offset by losses of the Company's equity affiliate, Sunbelt, as chlor-alkali industry pricing was in a cyclical trough that improved slightly late in the year.

        The OxyVinyls partnership initially has utilized Geon's personnel and systems support. This support will decrease as OxyVinyls develops its own systems and resources to replace the support provided by Geon. The estimated cost of Geon's internal support is reflected in the R&I business segment. The R&I segment support cost is projected to decrease from 1999 levels by approximately $5.0 million in 2000, as efforts are redirected in support of PP&S segment growth. Further, the "Other" segment includes overhead costs previously absorbed by the Company's PVC and VCM business of approximately $4.0 million in 1999. These stranded overhead costs, estimated at $9.0 million in 2000, are expected to support and be absorbed by future acquisitions through the end of the year 2000 (i.e., by the year 2001, the "Other" segment would no longer contain stranded overhead costs arising from the OxyChem transactions).

                                                                The Geon Company

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


                                                                                 Year Ended December 31,

(In millions, except per share data)                                         1999         1998         1997
                                                                          ------------------------------------
SALES                                                                     $ 1,261.2    $ 1,284.4    $ 1,250.0
OPERATING COSTS AND EXPENSES:
Cost of sales                                                               1,037.9      1,092.6      1,079.6
Selling and administrative                                                     88.4         82.0         48.8
Depreciation and amortization                                                  44.4         57.9         54.6
Employee separation and plant phase-out                                         0.5         14.6         15.0
Income (loss) from equity affiliates                                            9.7          3.7         (0.3)
--------------------------------------------------------------------------------------------------------------
   Total operating costs and expenses                                       1,161.5      1,243.4      1,198.3
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                               99.7         41.0         51.7
Interest expense                                                              (17.7)       (16.0)       (11.9)
Interest income                                                                 2.1          1.2          0.7
Other expense, net                                                             (3.6)        (2.6)        (5.9)
Gain on formation of joint ventures, net of formation costs                    93.5           --           --
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE
   IN ACCOUNTING FOR START-UP COSTS                                           174.0         23.6         34.6
Income tax expense                                                            (67.8)        (9.8)       (12.1)
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING                     106.2         13.8         22.5
Cumulative effect of a change in accounting for start-up costs,
   net of income tax benefit of $0.9 million                                   (1.5)          --           --
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $   104.7    $    13.8    $    22.5
==============================================================================================================

EARNINGS PER COMMON SHARE:
   Basic earnings per share before effect of a change in accounting       $     4.56   $     0.60   $     0.98
   Cumulative effect of a change in accounting                                  (.07)          --           --
--------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                               $     4.49   $     0.60   $     0.98
--------------------------------------------------------------------------------------------------------------
   Diluted earnings per share before effect of a change in accounting     $     4.37   $     0.58   $     0.95
   Cumulative effect of a change in accounting                                  (.06)          --           --
--------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                             $     4.31   $     0.58   $     0.95
--------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE SHARES USED TO COMPUTE EARNINGS PER SHARE:
   Basic                                                                       23.3         22.9         22.9
   Diluted                                                                     24.3         23.6         23.6
==============================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Geon Company

Management's Analysis       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

1998 RESULTS OF OPERATIONS - TOTAL COMPANY

         In 1998, the Company had sales of $1.284 billion. Operating income, before a special charge for employee separation and plant phase-out costs, was $55.6 million. Operating income, before special charges, decreased $11.1 million from 1997, due to a decline in industry PVC resin margins. Partially offsetting the lower PVC industry resin margins were the improved operating results of the PP&S business, including the acquisitions of Synergistics Industries Limited in the fourth quarter of 1997 and three plastisol formulators in the summer of 1998. The PP&S business represented 65% of 1998 consolidated sales versus 49% in 1997. In 1998, selling and administrative expenses increased $33.2 million over 1997. Approximately 70% of this change related to the acquisitions. Approximately one-third of the remaining increase related to incentive compensation plans, which are tied to Company performance. The balance was associated with new business development, marketing and costs of redirecting the business focus toward growing the PP&S business segment.

        Interest expense in 1998 was $4.1 million above 1997 due to higher average short-term borrowings, which financed the acquisitions discussed above. The Company's income tax rate for 1998 was 41.5% compared with 35.0% in 1997. The increase resulted primarily from the effects of non-deductible goodwill from recent acquisitions and a favorable adjustment recorded in 1997 for prior years' income tax liabilities.

        Other expense, net, decreased from $5.9 million in 1997 to $2.6 million in 1998, primarily as a result of fluctuations in the Canadian and Australian exchange rates.

PERFORMANCE POLYMERS AND SERVICES (PP&S) PP&S 1998 sales were $839 million, an increase of 38%, or $232 million, over 1997. This growth resulted primarily from additional sales volumes from the acquisitions of Synergistics in late 1997 and the formulator businesses in 1998. This growth was partially offset by lower average selling prices of approximately 3.5% resulting from downward pressure caused by lower material costs. The margin of average selling price over material costs increased 16% in 1998 over 1997. This increase was due primarily to lower resin costs and the realization of cost savings in purchased raw materials resulting from synergies created by the recent business acquisitions. Cash plant conversion costs, as a percentage of sales, increased three percentage points due to a changing mix of products with the business acquisitions, excess compounding capacity and lower average selling prices.

        In the fourth quarter of 1998, a $14.6 million special charge was recognized related to a plan to consolidate the Company's compounding operations. See Note Q to the Consolidated Financial Statements for further discussion of the charge.

RESIN & INTERMEDIATES (R&I) Based on the Society of Plastics Industry's (SPI) December 1998 data, North American (U.S. and Canada) producer shipments of PVC resins (including exports) were estimated to have increased 4% over 1997. In 1998, based on SPI data, export shipments were estimated to have decreased 3% over 1997. Domestic shipments increased approximately 5% over the prior year. Capacity utilization (shipments/capacity) for North America was estimated at 92% of effective capacity (85% of nameplate) in 1998. North American capacity increased 6% over 1997. The Company believes that average industry margins for the largest PVC resin market applications decreased approximately 2 cents per pound in 1998 compared with 1997. This decrease was the result of lower average selling prices of approximately 34%, which were partially offset by lower average feedstock costs.

        R&I 1998 sales were $578 million, a decrease of $240 million, or 29%, from 1997. Approximately $51 million of this decline resulted from the 1997 contribution of the Company's Australian PVC operations to the Australian joint venture with Orica Limited, which eliminated those revenues from consolidated sales in 1998. The balance of the decline was due primarily to lower PVC resin selling prices. The Company's resin exports represented 4% of total volume in 1998 versus 3% in 1997. PVC resin volumes were flat with the prior year. The Company's average resin selling price decreased 22%, somewhat less than the industry average, due to Geon's product mix. R&I had an operating loss of $36.4 million in 1998, generally resulting from the historic low industry margins. The operating loss represented a decrease of approximately $57 million from 1997, excluding the impact of the 1997 employee separation and plant phase-out charge. This decrease was due to lower margins of approximately $50.0 million on total resin volumes; costs of $3.5 million associated with the second-quarter 1998 maintenance shut-down of the LaPorte, Texas, VCM plant; and annual increases in plant and administrative costs.

                                                                The Geon Company

BUSINESS SEGMENT INFORMATION


(In millions)                                                           Total        PP&S        R&I        Other
                                                                    -----------------------------------------------
YEAR ENDED DECEMBER 31, 1999:
   Net sales                                                        $  1,261.2   $  1,107.1   $  191.5    $  (37.4)
   Operating earnings (loss)                                              99.7        104.1        1.3        (5.7)
   Employee separation and plant phase-out                                 0.5          0.5         --          --
   Other restructuring costs - accelerated depreciation                    1.2          1.2         --          --
   Restructuring costs incurred by OxyVinyls                               0.8           --        0.8          --
   Charge for acquired profit in inventory                                 3.2          3.2         --          --
-------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss) before restructuring costs and
      acquired inventory profit                                          105.4        109.0        2.1        (5.7)
   Depreciation and amortization                                          43.2         33.1       10.1          --
-------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss) before depreciation, amortization,
      restructuring costs and acquired inventory profit             $    148.6   $    142.1   $   12.2    $   (5.7)
===================================================================================================================

YEAR ENDED DECEMBER 31, 1998:
   Net sales                                                        $  1,284.4   $    839.2   $  577.7    $ (132.5)
   Operating earnings (loss)                                              41.0         79.2      (36.4)       (1.8)
   Employee separation and plant phase-out                                14.6         14.6         --          --
-------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss) before restructuring costs                   55.6         93.8      (36.4)       (1.8)
   Depreciation and amortization                                          57.9         28.6       28.8         0.5
-------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss) before depreciation,
      amortization and restructuring costs                          $    113.5   $    122.4   $   (7.6)   $   (1.3)
===================================================================================================================

YEAR ENDED DECEMBER 31, 1997:
   Net sales                                                        $  1,250.0   $    606.7   $  817.7    $ (174.4)
   Operating earnings (loss)                                              51.7         44.7       16.4        (9.4)
   Employee separation and plant phase-out                                15.0          2.9        4.0         8.1
-------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss) before employee separation
      and plant phase-out                                                 66.7         47.6       20.4        (1.3)
   Depreciation and amortization                                          54.6         25.9       28.7          --
-------------------------------------------------------------------------------------------------------------------
   Operating earnings (loss) before depreciation, amortization
      and employee separation and plant phase-out                   $    121.3   $     73.5   $   49.1    $   (1.3)
===================================================================================================================


The Geon Company

Management's Analysis       CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

        The consolidated balance sheet at December 31, 1999, reflects the strong financial position of The Geon Company.

ASSETS

        Total assets were $1.163 billion at December 31, 1999, or 45% above 1998. The 1999 increase in total assets was driven primarily by the assets of business acquisitions of $378 million, somewhat offset by net assets contributed to OxyVinyls. The formation of OxyVinyls resulted in all contributed assets and liabilities becoming part of Geon's investment in this equity affiliate. Other unconsolidated equity affiliates include the Company's 50% participation in the Sunbelt chlor-alkali joint venture with Olin Corporation, and a 37.4% ownership in an Australian joint venture with Orica Limited. The Company also holds a 50% participation in each of three compounding joint ventures located in the United Kingdom, Singapore and Colombia. In addition, the Company holds a 40% ownership in a start-up joint venture with Owens Corning to market and manufacture material systems based on a unique technology for reinforced thermoplastic materials.

LIABILITIES AND EQUITY

        In 1999, the O'Sullivan, Acrol and Dennis acquisitions were funded with variable-rate, short-term credit facilities. The Company received $104 million in cash and collections of retained working capital from the OxyChem transactions, which reduced short-term borrowings. During 1998, the acquisitions of three plastisol formulators were completed. At December 31, 1999, the Company had short-term bank debt of $222 million.

        At December 31, 1999, the Company had outstanding $125 million in debentures issued in 1995 and maturing 10 and 20 years from issuance. The debentures have received investment-grade credit ratings. In addition, the Company has available unsecured lines of credit and overdraft facilities totaling approximately $450 million.

        Other non-current liabilities include most of the Company's accrued environmental liabilities as well as pension accruals. In 1999, the Company returned $11.8 million to its stockholders in the form of dividends.

MARKET RISK DISCLOSURES

        The Company is exposed to market risk from changes in interest rates on debt obligations. The Company's long-term debt at December 31, 1999, consisted of fixed-rate obligations. To manage interest rate risk, the Company periodically enters into interest rate exchange contracts, which generally convert fixed-rate obligations to floating rates. No such exchange contracts were outstanding at December 31, 1999. Cash principal payments required under existing obligations are 2000--$0.4 million, 2001--$0.2 million, 2002--$0.4 mil-lion, 2003--$0.7 million, 2004--$4.6 million, 2005--$75.0 million and $50.0 million thereafter. Weighted-average interest rates on this debt are 7.5% for 2000 through 2002, 7.6% for 2003 and 2004, and 7.5% thereafter. The Company's short-term debt consists entirely of floating-rate obligations. At December 31, 1999, the Company's short-term debt was denominated primarily in U.S. dollars and had an average floating rate of 6.6% based on the lenders reference rate.

        The Company is also exposed to market risk from changes in foreign currency exchange rates, primarily from its operations in Canada, Australia and Colombia, where assets and liabilities are denominated in local currencies. To manage this risk, the Company periodically enters into foreign currency forward exchange contracts to mitigate the impact of temporary fluctuations in exchange rates. No such contracts were outstanding at December 31, 1999. In addition, the Company has financed its investment in Colombia in the local currency. The Company does not expect foreign currency-denominated assets and liabilities at December 31, 1999, to have a significant impact on earnings or cash flows.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------



(In millions, except per share data)                                                      December 31,
                                                                                        1999        1998
                                                                                   ----------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                          $     51.2    $   14.4
Accounts receivable                                                                     105.4        70.8
Inventories                                                                             168.2       113.9
Deferred income tax assets                                                               27.2        24.6
Prepaid expenses                                                                          5.7        11.0
---------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                 357.7       234.7

Property, net                                                                           338.4       443.5
Investment in equity affiliates                                                         265.1        19.8
Goodwill and other intangible assets, net                                               183.1        81.5
Deferred charges and other non-current assets                                            18.3        22.5
---------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                    $  1,162.6    $  802.0
=========================================================================================================

LIABILITIES
CURRENT LIABILITIES
Short-term bank debt                                                               $    222.0    $   50.9
Accounts payable, including amounts payable to related party (See Note N)               148.3       129.1
Accrued expenses                                                                         70.0        76.0
Current portion of long-term debt                                                         0.4         0.8
---------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                            440.7       256.8

Long-term debt                                                                          130.9       135.4
Deferred income tax liabilities                                                         106.5        32.8
Post-retirement benefits other than pensions                                             83.9        85.1
Other non-current liabilities, including pensions                                        60.2        77.8
Minority interest in consolidated subsidiary                                              5.7          --
---------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                               $    827.9    $  587.9
---------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred stock, 10.0 shares authorized; no shares issued                                  --          --
Common stock, $0.10 par, authorized 100.0 shares; issued 28.0 in 1999 and 1998            2.8         2.8
Additional paid-in capital                                                              297.3       296.1
Retained earnings                                                                       168.3        75.4
Common stock held in treasury, 4.2 shares in 1999 and 4.6 shares in 1998               (104.5)     (115.1)
Accumulated other non-owner equity changes                                              (29.2)      (45.1)
---------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                           334.7       214.1
---------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $  1,162.6    $  802.0
=========================================================================================================



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Geon Company

Management's Analysis       CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

         In 1999, net cash used by operating and investing activities was $23.2 million, excluding the impact on cash of the OxyChem transactions of $127.7 million and the net cash paid for the businesses acquired of $233.5 million. For the same period in 1998, operating and investing activities (excluding net cash paid for businesses acquired) provided $68.8 million of cash.

        The transactions with OxyChem generated cash of $127.7 million, consisting of cash received upon the formation of OxyVinyls of $77.5 million and collection of $61.6 million of the $62.3 million of R&I working capital retained upon formation of OxyVinyls, less cash payments of $11.4 million for certain costs directly related to the OxyChem transactions. Geon paid $27 million to acquire OxyChem's engineered films and vinyl compounding businesses.

        Operating activities provided $48.4 million of cash in 1999, before collection of retained R&I working capital, compared with $106.3 million in 1998. The decrease in operating cash flow is primarily the result of the increase in operating working capital of $18.6 million in 1999 versus a decrease of $34.5 million in 1998, resulting in a year-over-year decrease in cash provided of $53.1 million. Operating working capital increased in 1999 as a result of the build-up of working capital of the businesses acquired from OxyChem, which had minimal working capital at acquisition. Strong sales in the last two months of 1999 and higher raw material costs also contributed to the increase in working capital in 1999 versus 1998. Other uses of cash included cash payments of $7.0 million related to the compound restructuring, final cash payments of $3.0 million related to the 1997 voluntary retirement program, the Company's contribution of $9.8 million to defined benefit pension plans and settlement of liabilities related to the R&I operations, including accrued employee vacations and property taxes of approximately $8.0 million related to facilities contributed to OxyVinyls. Operating activities in 1998 provided cash of $106.3 million, $8.0 million higher than in 1997. Operating working capital decreased $34.5 million from 1997, and was offset by a decrease in net income of $13.1 million after adjusting for the effects of the non-cash charges for depreciation and amortization, employee separation, plant phase-out and deferred tax provision. Other operating uses of cash in 1998 included the LaPorte maintenance turnaround of $6.0 million and severance and other payments of $4.0 million made in connection with employee separation programs in 1997.

The 1999 investing activities consisted primarily of investment in new businesses. Businesses acquired included O'Sullivan, Acrol, Dennis, and the Burlington compound and engineered films and Pasadena specialty compound operations from OxyChem. Investments in equity affiliates consisted primarily of Geon's investment in a Colombian compound joint venture. The 1999 increase in the purchases of property is attributable largely to the modernization of the Company's Henry, Illinois, specialty resins plant, which was announced in the fourth quarter of 1998. Partially offsetting the expenditures described above was the net cash received in conjunction with the OxyVinyls formation. The 1998 investing activities consisted primarily of the acquisitions of three plastisol formulators and the purchases of property.

        Financing activities in 1999 reflected primarily the increase in short-term debt to finance the acquisition of new businesses and the joint venture investment. Dividends of $0.50 per share were paid in both 1999 and 1998. In 1998, short-term debt was reduced from net cash provided from operating and investing activities.

        The Company believes it has sufficient funds to support dividends, debt service requirements, and normal capital and operating expenditures under its existing working capital facilities and other available permitted borrowings. The Company increased its short-term credit facilities in September 1999 with the addition of a $150 million, non-renewable revolving credit facility, expiring 364 days from origination.

        Under an August 1996 Board of Directors resolution, the Company is authorized to repurchase an additional 1.7 million shares of Geon common stock.

        Certain factors that may affect these forward-looking comments are discussed on page 44.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                            Year Ended December 31,
(In millions)                                                                             1999        1998       1997
                                                                                       -------------------------------
OPERATING ACTIVITIES
Net income                                                                             $  104.7    $   13.8    $  22.5
Adjustments to reconcile net income to net cash provided by operating activities:
   Gain on formation of joint ventures, net of formation costs                            (93.5)
   Employee separation and plant phase-out                                                  0.5        14.6       15.0
   Depreciation and amortization                                                           44.4        57.9       54.6
   (Income) loss from equity affiliates                                                    (9.7)       (3.7)       0.3
   Provision (benefit) for deferred income taxes                                           60.4        (1.0)       6.3
   Changes in assets and liabilities:
      Operating working capital:
        Accounts receivable                                                               (31.1)       50.7       (2.8)
        Inventories                                                                       (23.9)       16.5       (4.3)
        Accounts payable                                                                   36.4       (32.7)      (2.5)
      Realization of retained working capital of contributed PVC business                  61.6          --         --
      Accrued expenses                                                                    (29.1)       (2.3)      (6.0)
      Income taxes payable/receivable, net                                                 (3.3)        3.3        4.2
      Other                                                                                (7.4)      (10.8)      11.0
----------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                              110.0       106.3       98.3

INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                                              (233.5)      (57.1)     (82.2)
Cash received in connection with OxyVinyls formation, net of formation costs paid          66.1          --         --
Purchases of property                                                                     (60.1)      (40.7)     (50.9)
(Investment in) and distributions and repayment of advances from equity affiliates        (11.5)        3.2       17.5
----------------------------------------------------------------------------------------------------------------------
   NET CASH (USED) PROVIDED BY OPERATING AND INVESTING ACTIVITIES                        (129.0)       11.7      (17.3)

FINANCING ACTIVITIES
Change in short-term debt                                                                 167.5       (34.4)      72.0
Net issuance (repayment) of long-term debt                                                  2.0        (0.9)      (4.0)
Net proceeds from issuance of common stock                                                  7.1         1.8        0.3
Repurchase of common stock                                                                   --          --       (4.1)
Dividends                                                                                 (11.8)      (11.7)     (11.6)
----------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                       164.8       (45.2)      52.6

Effect of exchange rate changes on cash                                                     1.0        (1.2)      (4.1)
----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           36.8       (34.7)      31.2
Cash and cash equivalents at beginning of year                                             14.4        49.1       17.9
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $   51.2    $   14.4    $  49.1
======================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Geon Company

Management's Analysis       OTHER
--------------------------------------------------------------------------------

ENVIRONMENTAL MATTERS

        The Company generates both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are regulated by various governmental agencies.

        The Company has been designated a potentially responsible party by the U.S. Environmental Protection Agency in connection with one plant and various other sites. The Company also has reportable environmental contamination at certain owned plant sites in the United States and Canada. The Company has accrued $44 million to cover future environmental remediation expenditures and does not believe any of the matters either individually or in the aggregate will have a material adverse effect on its capital expenditures, earnings, cash flow or liquidity. The accrual represents the Company's best estimate for the remaining remediation costs, based upon information and technology currently available. Depending upon the results of future testing and the ultimate remediation alternatives undertaken at these sites, it is possible that the ultimate costs to be incurred could be more than the accrual at December 31, 1999, by as much as $15 million. Capital expenditures related to the limiting and monitoring of hazardous and non-hazardous wastes amounted to $4 million each year from 1997 through 1999. The Company estimates capital expenditures during 2000 will be approximately $3 million to $4 million. Expenditures related to the remediation of previously contaminated sites are projected to be $15 million to $20 million over the next three years. The risk of additional costs and liabilities is inherent in certain plant operations and certain products produced at the Company's plants, as is the case with other companies involved in the PVC industry. For additional discussion, refer to Note N to the Consolidated Financial Statements.

INFLATION

        The Company employs a number of strategies to mitigate the impact of inflation on financial results. A considerable amount of capital spending is directed toward cost reduction and productivity improvement projects. Moreover, through its research and development efforts, the Company is continually exploring ways to reduce the cost of existing products and to develop new products with improved characteristics that will command premium prices. The Company is also reviewing and re-engineering its administrative activities on an ongoing basis to streamline operations and reduce costs.

YEAR 2000 COMPLIANCE

        The Company completed a comprehensive project to upgrade its information, technology and manufacturing facilities and its computer hardware and software programs to address potential year 2000 (Y2K) issues. The project consisted of a process of evaluating, testing and remediating or replacing software and hardware where required. The Company's expenditures for Y2K issues were approximately $1 million in 1999, and no further expenditures are anticipated in 2000. The Company also assessed the Y2K compliance of its major customers and suppliers, and found them to be compliant. Based on currently available information, management believes that the most reasonable worst-case scenario of a prospective Y2K failure would be a minor, short-term business interruption. The Company has not yet experienced any material Y2K problems.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                    Common                                                    Common   Accumulated
                                                    Shares                             Additional             Stock     Other Non-
(In millions, except per share data;   Common       Held in                  Common     Paid-in   Retained    Held in  Owner Equity
shares in thousands)                   Shares       Treasury      Total      Stock      Capital   Earnings    Treasury    Changes
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996              27,877        4,559      $  222.4    $    2.8   $  296.1   $   62.4    $ (115.7)   $ (23.2)

Non-owner equity changes:
   Net income                                                       22.5                              22.5
   Translation adjustment                                           (8.3)                                                    (8.3)
   Adjustment of minimum
      pension liability                                              1.0                                                      1.0
                                                                --------
Total non-owner equity changes                                      15.2
Stock-based compensation
   and exercise of options                             (59)          1.9                   (0.3)                   1.8        0.4
Repurchase of common shares                            200          (4.1)                                         (4.1)
Cash dividends ($0.50 per share)                                   (11.6)                            (11.6)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997              27,877        4,700         223.8         2.8      295.8       73.3      (118.0)     (30.1)

Non-owner equity changes:
   Net income                                                       13.8                              13.8
   Translation adjustment                                           (8.8)                                                    (8.8)
   Adjustment of minimum
      pension liability                                             (6.6)                                                    (6.6)
                                                                --------
Total non-owner equity changes                                      (1.6)
Stock-based compensation
   and exercise of options                 97          (78)          3.6                    0.3                    2.9        0.4
Cash dividends ($0.50 per share)                                   (11.7)                            (11.7)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998              27,974        4,622         214.1         2.8      296.1       75.4      (115.1)     (45.1)

Non-owner equity changes:
   Net income                                                      104.7                             104.7
   Translation adjustment                                            7.9                                                      7.9
   Adjustment of minimum
      pension liability                                              7.6                                                      7.6
                                                                --------
Total non-owner equity changes                                     120.2
Stock-based compensation and
   exercise of options                                (377)         12.2                    1.2                   10.6        0.4
Cash dividends ($0.50 per share)                                   (11.8)                            (11.8)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999              27,974        4,245      $  334.7    $    2.8   $  297.3   $  168.3    $ (104.5)   $ (29.2)
=================================================================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note A
THE COMPANY

        The Geon Company (Company or Geon), together with its subsidiaries, is the world's largest merchant manufacturer and marketer of polyvinyl chloride
(PVC) compounds. On April 30, 1999, the Company completed transactions with Occidental Chemical Corporation (OxyChem), which included the formation of Oxy Vinyls, LP (OxyVinyls), a limited partnership in which Geon has a 24% ownership interest; the formation of a small powder compounding partnership, which is 90% owned by Geon; and the acquisition by Geon of OxyChem's vinyl compounding and engineered films operations. Substantially all of Geon's PVC resin and vinyl chloride monomer (VCM) operating assets and liabilities were contributed to OxyVinyls in this transaction. See Note C for further discussion of the transactions with OxyChem.

        Geon's operations are located primarily in the United States and Canada in two business segments. The Performance Polymers and Services (PP&S) segment includes PVC compounds, including three 50%-owned compound joint ventures; specialty resins; plastisol formulators; engineered films; analytical testing services performed by Polymer Diagnostics Inc.; and Decillion, a 40%-owned joint venture with Owens Corning, Inc. As discussed in Note D, Geon's PP&S segment was expanded in 1999 with the third-quarter acquisitions of O'Sullivan Corporation, Acrol Holdings Ltd. and Dennis Chemical, Inc., and the fourth-quarter formation of a joint venture located in South America.

        Prior to the formation of OxyVinyls, the Resin and Intermediates (R&I) segment included the consolidated results of the Company's commodity suspension and mass PVC resin and VCM operations, substantially all of which were contributed to OxyVinyls on April 30, 1999. Subsequent to the formation of OxyVinyls, as described in Note C, the R&I segment includes Geon's 24% interest in OxyVinyls, accounted for under the equity method. Also included in the R&I segment are the Company's 50% equity holding in the Sunbelt chlor-alkali joint venture and the Company's 37.4% holding in Australian Vinyls Corporation (AVC), an Australian PVC operation. See Note S for further information on the Company's two business segments.

        The Company's sales included exports from North America of $12.7 million, $45.7 million and $36.2 million in 1999, 1998 and 1997, respectively.

Note B
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All majority-owned affiliates are consolidated. Investments in affiliates in which the Company's ownership is 50% or less are accounted for under the equity method. Intercompany transactions are eliminated.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents.

INVENTORIES Inventories are stated at the lower of cost or market. Approximately half of the Company's inventories are valued by the last-in, first-out (LIFO) cost method. Inventories not valued by the LIFO method are valued principally by the average cost method.

PROPERTY AND DEPRECIATION Property, plant and equipment are recorded at cost, net of depreciation and amortization computed principally using the straight-line method over the estimated useful life of the assets, ranging from three to 15 years for machinery and equipment and up to 40 years for buildings. Computer software is amortized over periods not exceeding 10 years. Property, plant and equipment are generally depreciated on accelerated methods for income tax purposes. Repair and maintenance costs are expensed as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS The excess of the purchase price paid over the fair value of the net assets of businesses acquired is recorded as goodwill and amortized over a 35-year period on a straight-line basis. Goodwill and other long-lived assets are reviewed for impairment. When undiscounted cash flows are not sufficient to recover the assets' carrying amount, an impairment loss is charged to expense in the period identified. Measurement of impairment is based upon discounted cash flows, asset appraisals or market values of similar assets. At December 31, 1999, and 1998, goodwill totaled $180.0 million and $81.5 million, net of accumulated amortization of $6.2 million and $2.4 million, respectively. Amortization expense related to goodwill was $3.8 million, $2.1 million and $0.3 million in 1999, 1998 and 1997, respectively.

        Other intangible assets include the value assigned to the workforce of businesses acquired in 1999 totaling $3.1 million, net of $0.1 million of accumulated amortization

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


at December 31, 1999. This asset is being amortized over a 20-year period.

FINANCIAL INSTRUMENTS The fair values of cash equivalents, accounts receivable and short-term bank debt approximate their carrying amount because of the short maturity of these instruments. The fair values of long-term debt and debentures are estimated based on the present value of the underlying cash flows discounted at the Company's estimated borrowing rate. At December 31, 1999, and 1998, the fair value of long-term debt, including debentures, approximated its carrying value.

        The Company periodically enters into interest rate exchange and foreign currency contracts. Interest rate exchange contracts generally are used to convert fixed-rate to floating-rate debt in order to take advantage of lower floating rates. Foreign currency contracts are used to minimize the impact of temporary fluctuations in exchange rates. These contracts generally do not qualify as hedges; accordingly, these contracts are carried at market value, with resulting gains and losses recognized immediately in other income. At December 31, 1999, the Company had no interest rate exchange contracts or foreign currency contracts outstanding.

REVENUE RECOGNITION The Company recognizes revenues at the point of passage of title, which is at the time of shipment.

INCOME AND LOSSES FROM EQUITY AFFILIATES The Company recognizes its proportionate share of the income of equity affiliates. Losses of equity affiliates are recognized to the extent of the Company's investment, advances, financial guarantees and other commitments to provide financial support to the investee. Any losses in excess of this are deferred, and reduce the amount of future earnings of the equity investee recognized by the Company. At December 31, 1999, and 1998, there were no deferred losses related to equity investees.

ENVIRONMENTAL COSTS The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. Costs associated with the remediation of environmental contamination are accrued when it becomes probable that a liability has been incurred and the Company's proportionate share of the amount can be reasonably estimated.

RESEARCH AND DEVELOPMENT EXPENSE Research and development costs, which were $18.5 million, $15.0 million and $17.1 million in 1999, 1998 and 1997, respectively, are charged to expense as incurred.

FOREIGN CURRENCY TRANSLATION Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign subsidiaries and equity investees are translated at the exchange rate at the end of the period. The Company's share of the resulting translation adjustment is recorded as accumulated other non-owner equity changes. The cumulative unrecognized translation adjustment loss was $27.8 million, $35.7 million and $26.9 million at December 31, 1999, 1998 and 1997, respectively.

STOCK OPTIONS The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

CHANGE IN ACCOUNTING METHOD In January 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." The SOP required that unamortized start-up costs be written off upon adoption of the SOP, and that future start-up costs be expensed as incurred. The Company's portion of Sunbelt's unamortized start-up costs totaling $2.4 million ($1.5 million, net of income tax benefit) was written off as the cumulative effect of a change in accounting, effective January 1, 1999.

RECENTLY ISSUED ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board issued Statement No.133, "Accounting for Derivative Financial Instruments and Hedging Activities," which is required to be adopted beginning in 2001. Because of the Company's minimal use of derivatives, the adoption of this statement is not expected to have a material impact on the earnings or the financial position of the Company.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATION In 1999, the Company reclassified "Income (Loss) from Equity Affiliates" in the Consolidated Statements of Income to include it in operating income. Certain other amounts for 1998 and 1997 have been reclassified to conform to the 1999 presentation.

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note C
OXYVINYLS JOINT VENTURE FORMATION

        On April 30, 1999, the Company completed certain transactions with OxyChem, which included the formation of OxyVinyls, a manufacturer and marketer of PVC resins. OxyVinyls is the largest producer of PVC resins in North America.

        Geon contributed to OxyVinyls five PVC suspension and mass resin plants and one VCM plant as well as related assets and all the outstanding capital stock of LaPorte Chemicals Corporation, a subsidiary of the Company. In exchange, Geon received a 24% interest in OxyVinyls and OxyVinyls assumed certain liabilities and obligations of Geon, including agreements under which Geon leased a portion of a VCM plant located in LaPorte, Texas, and certain industrial revenue bond debt obligations. OxyChem contributed to OxyVinyls one PVC plant; one VCM plant; a 50% interest in OxyMar, a Texas general partnership that operates a VCM plant; and a portion of a chlor-alkali chemical complex, together with related assets. In exchange, OxyChem received a 76% interest in OxyVinyls, and OxyVinyls assumed certain liabilities and obligations of OxyChem, including certain OxyMar debt. For accounting purposes, Geon's contribution to OxyVinyls is treated as a sale of 76% of its PVC business net assets to OxyChem.

        In other transactions, Geon and OxyChem formed a small powder compounding partnership, PVC Powder Blends LP (Powder Blends), through contribution of net assets by both companies. Powder Blends manufactures and markets PVC powder compounds and is 90% owned by Geon. OxyChem also sold to Geon for $27.0 million a PVC engineered films and pellet compounding plant located in Burlington, New Jersey, and its specialty pellet compound business located in Pasadena, Texas. The PVC engineered films and specialty pellet compounding businesses are referred to collectively as the "Acquired Businesses." The Acquired Businesses and Powder Blends have been accounted for as a purchase, and Geon has recorded the net assets of these businesses at their estimated fair value. The purchase price allocations reflected in these financial statements are preliminary and may be adjusted as estimated fair values of assets acquired and liabilities assumed are finalized. The Consolidated Financial Statements include the operations of these Acquired Businesses and Powder Blends from April 30, 1999, with a minority interest reflecting OxyChem's 10% ownership in Powder Blends.

        In conjunction with the foregoing transactions, Geon realized approximately $104.0 million through retention of certain working capital from its businesses contributed to OxyVinyls and the distribution of cash from OxyVinyls. This $104.0 million comprises cash received from OxyChem of $77.5 million and retained working capital of $62.0 million, less $27.0 million paid by Geon to OxyChem for the purchase of the Acquired Businesses and $9.0 million representing Geon's incremental share of OxyVinyls' incremental financing.

        The Company has recognized a pre-tax gain of $93.5 million as a result of these transactions, representing the excess of the fair value received over the book value of the 76% and 10% of Geon's net assets contributed to OxyVinyls and Powder Blends, respectively. This gain is preliminary, subject to, among other things, the finalization of the fair values of the net assets contributed to the respective partnerships. This gain is net of certain one-time costs directly related to the transactions. The following table details the computation of the gain:

(In millions)

Geon's proportionate share of the
  estimated fair value of OxyVinyls                      $  251.0
Cash received                                                77.5
-----------------------------------------------------------------
                                                            328.5
Net book value of net assets contributed by Geon           (211.7)
-----------------------------------------------------------------
                                                            116.8
Ownership percentage sold to OxyChem                           76%
-----------------------------------------------------------------
Pre-tax gain on formation of OxyVinyls,
  before transaction-related costs                       $   88.8
=================================================================
Fair value of assets contributed to
  Powder Blends by OxyChem                               $   36.0
Geon's ownership                                               90%
-----------------------------------------------------------------
                                                             32.4
Less 10% of the net book value of
  Geon net assets contributed                                (1.9)
-----------------------------------------------------------------
Pre-tax gain on formation of Powder Blends,
  before transaction-related costs                       $   30.5
=================================================================
Pre-tax gain representing the preliminary estimate
  of fair value received in excess of amount
  paid for acquired businesses                           $    8.1
=================================================================
Total pre-tax gain before transaction-related costs      $  127.4
Less costs directly associated with the transactions        (33.9)
-----------------------------------------------------------------
Total pre-tax gain                                       $   93.5
=================================================================
                                                                              30

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The costs incurred that are directly associated with the formation of OxyVinyls and Powder Blends include a one-time payment of $6.4 million to Geon employees who transferred to OxyVinyls; transaction costs (legal, accounting and consulting) of $13.6 million ($6.0 million paid in the last half of 1998, $6.1 million paid in 1999 and an additional $1.5 million expected to be paid in
2000); pension and post-retirement curtailment and special termination benefits of $9.0 million (to be funded through increased annual contributions to the pension and post-retirement plans over approximately 10 years); and the writeoff of capitalized software costs of $4.9 million specifically related to the management information systems of Geon's PVC business.

        In conjunction with the transactions above, Geon entered into PVC resin and VCM supply agreements with OxyVinyls under which Geon will purchase a substantial portion of its PVC resin and VCM. The agreements have an initial term of 15 years with renewal options. The Company also has entered into various service agreements with the partnerships.

        Certain pro forma financial information, reflecting the OxyChem transactions as well as the acquisition of O'Sullivan Corporation, is presented in Note E. In addition, summarized financial information related to OxyVinyls is presented in Note F.

Note D

BUSINESS ACQUISITIONS

        On July 7, 1999, the Company acquired O'Sullivan Corporation (O'Sullivan), a Virginia corporation, for $12.25 per share, or approximately $192.0 million, including direct acquisition costs. Included in the acquired assets of O'Sullivan was $36.0 million of cash, which was used to partially finance the acquisition. O'Sullivan has 950 employees and is a leading producer of engineered polymer films for the automotive and industrial markets.

        The Company also acquired Acrol Holdings Limited (Acrol) on July 1, 1999, and Dennis Chemical Company, Inc. (Dennis Chemical) on September 8, 1999. Acrol is headquartered in Widnes, England, and is the United Kingdom's leading formulator of vinyl plastisols. Acrol is also a leading distributor of compounding additives, and manufactures a range of specialty polymer-coated textiles. Dennis Chemical, a custom plastisol formulator of specialty vinyl resins and urethanes, is headquartered in St. Louis, Missouri, with manufacturing facilities in St. Louis and California. The combined purchase price for these formulator acquisitions was approximately $57.0 million.

        The O'Sullivan, Acrol and Dennis Chemical acquisitions have been accounted for under the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed are recorded at their estimated fair values on the acquisition dates. The excess of the purchase price paid over the fair value of net assets acquired, totaling approximately $97.0 million, has been recorded as goodwill. The purchase price allocations reflected in these statements are preliminary and may be adjusted as estimated fair values of assets acquired and liabilities assumed are finalized. These acquisitions were financed with short-term credit facilities and available cash on hand, including a portion of the cash held by O'Sullivan at the acquisition date. The Company's results of operations include the results of the acquired businesses from the dates of acquisition. Certain pro forma information, reflecting the O'Sullivan acquisition as well as the OxyChem transactions, is presented in Note E.

        During 1998, the Company completed the acquisitions of three custom formulators of vinyl plastisols for a combined purchase price of $57.1 million, net of cash acquired. The acquisitions were accounted for under the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition dates. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $24.0 million and has been recorded as goodwill. The acquisitions were financed with the Company's short-term credit facilities. The Company's 1998 results of operations include the operations of two of these acquired companies from June 1, 1998, and the third from September 1, 1998.

        On October 31, 1997, the Company acquired Synergistics Industries Limited (Synergistics) of Mississauga, Ontario, Canada, for approximately $87.0 million. The acquisition was also accounted for under the purchase method of accounting, and the excess of the purchase price over the estimated fair value of net assets acquired of approximately $64.0 million was recorded as goodwill.

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note E
PRO FORMA FINANCIAL INFORMATION

        The following table sets forth the impact of certain unaudited pro forma financial information for the Company assuming that the transactions with OxyChem (discussed in Note C) and the acquisition of O'Sullivan (discussed in Note D) had occurred at the beginning of 1998. This pro forma financial information may not be indicative of the actual impact on the results of operations of Geon had these transactions occurred as of the date assumed, or of the impact on future results of operations.

(In millions, except per share data)      1999         1998
                                        ---------------------
Sales                                   $   3.7      $ (115.4)
Net (loss) income before cumulative
  effect of a change in accounting         (7.1)         19.1
Net (loss) income                          (7.1)         19.1
-------------------------------------------------------------
Basic earnings (loss) per share           (0.30)         0.84
-------------------------------------------------------------
Diluted earnings (loss) per share       $ (0.29)     $   0.81
=============================================================

        The 1998 pro forma amounts exclude non-recurring items resulting from these transactions. These non-recurring items include the pre-tax gain of $93.5 million recorded on the closing of the OxyChem transactions and a $3.2 million charge related to the acquired profit on inventory. These items are included in the Company's actual results for the year ended December 31, 1999.

Note F

FINANCIAL INFORMATION OF R&I SEGMENT
EQUITY AFFILIATES

        At December 31, 1999, the Company's R&I segment consisted primarily of investments in equity affiliates. Summarized financial information for all of OxyVinyls, which was formed in April 1999, is presented here.

(In millions)                           1999
                                     ---------
OxyVinyls:
  Net sales                          $ 1,067.9
  Operating income                        71.8
  Partnership income as reported
    by OxyVinyls                          63.7
Geon's ownership of OxyVinyls               24%
----------------------------------------------
Geon's proportionate share of
  OxyVinyls' earnings                     15.3
Amortization of the difference
  between Geon's investment
  and its underlying share of
  OxyVinyls' equity                        1.2
----------------------------------------------
Earnings of equity affiliate
  recorded by Geon                   $    16.5
----------------------------------------------
OxyVinyls:
  Current assets                     $   367.7
  Non-current assets                   1,021.1
----------------------------------------------
  Total assets                         1,388.8
----------------------------------------------
  Current liabilities                    272.0
  Non-current liabilities                102.5
----------------------------------------------
  Total liabilities                  $   374.5
==============================================

        The Company's R&I segment also includes the Sunbelt and AVC equity affiliates. Combined summarized financial information for Sunbelt and AVC is presented below. Amounts shown represent the entire operations of these businesses, rather than the Company's proportionate share.

(In millions)                              1999        1998
                                        --------------------
Net sales                               $  200.3    $  209.1
Operating income                             9.6        32.7
Net (loss) income before cumulative
  effect of a change in accounting         (13.5)       11.1
Net (loss) income                       $  (18.3)   $   11.1
------------------------------------------------------------
Current assets                          $   67.7    $   64.0
Non-current assets                         226.6       240.1
------------------------------------------------------------
  Total assets                             294.3       304.1
------------------------------------------------------------
Current liabilities                         57.6        55.4
Non-current liabilities                    201.3       200.5
------------------------------------------------------------
  Total liabilities                     $  258.9    $  255.9
============================================================

Note G

FINANCING ARRANGEMENTS

        Aggregate maturities of long-term debt during the five years subsequent to December 31, 1999, are: 2000--$0.4 million; 2001--$0.2 million; 2002--$0.4 million; 2003--$0.7 million; and 2004--$4.6 million. Interest paid amounted

                                                                The Geon Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


to $16.7 million, $14.5 million and $12.5 million during 1999, 1998 and 1997, respectively. At December 31, long-term debt consisted of the following:

(In millions)                                 1999       1998
                                           -------------------
6.875% debentures (maturing 2005)          $   75.0   $   75.0
7.500% debentures (maturing 2015)              50.0       50.0
6.66% industrial revenue bonds related
  to LaPorte facility, assumed by
  OxyVinyls in 1999                              --        7.6
Other                                           6.3        3.6
--------------------------------------------------------------
                                              131.3      136.2
Less current portion                            0.4        0.8
--------------------------------------------------------------
                                           $  130.9   $  135.4
==============================================================

        At December 31, 1999, the Company had the following unsecured lines of credit, all of which are short term, except for a $100 million revolving credit facility, which will expire December 31, 2001:

                              Number of   Permitted
(Dollars in millions)          Lines      Borrowings
                              ----------------------
United States                    7          $431.5
Canada                           2            22.4
----------------------------------------------------
                                            $453.9
====================================================

        At December 31, 1999, approximately $243.0 million of the credit and overdraft facilities was available. The weighted-average interest rate on short-term borrowings was 6.6% at December 31, 1999, and 5.1% at December 31, 1998.

        The Company's bank agreements contain restrictive covenants and require the maintenance of certain financial ratios.

Note H

LEASING ARRANGEMENTS

        The Company leases warehouse space, machinery and equipment, automobiles and railcars under operating leases. Rent expense amounted to $20.9 million, $32.2 million and $32.1 million during 1999, 1998 and 1997, respectively. Prior to the formation of OxyVinyls, the Company leased a VCM production facility and related equipment. OxyVinyls assumed this lease obligation, in addition to certain other lease obligations related to the Company's R&I operations.

        The future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 1999, were as follows: 2000--$5.8 million; 2001--$2.7 million; 2002--$1.9 million; 2003--$0.9 million; 2004--$0.5 million; and thereafter--$0.5 million.

Note I

SALE OF ACCOUNTS RECEIVABLE

        The Company has an agreement with a bank to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $85.0 million can be sold from a designated pool subject to limited recourse. Payments are collected from the sold accounts receivable, the collections are reinvested in new accounts receivable for the buyers, and a yield based on defined short-term market rates is transferred to the buyers. Buyers have collection rights to recover payments from the receivables in the designated pool. Sales of accounts receivable averaged $69.6 million, $78.4 million and $79.9 million in 1999, 1998 and 1997, respectively. Accounts receivable at December 31, 1999, and 1998 were net of $85.0 million, representing the interests in receivables sold under these agreements. The discount from the Company's sale of receivables is included in "Other expense, net" in the Consolidated Statements of Income.

Note J

INVENTORIES
                                                December 31,
(In millions)                                1999         1998
                                          --------------------
At FIFO or average cost, which
   approximates current costs:
    Finished products and in process      $   96.3    $   94.3
    Raw materials and supplies                92.0        34.2
--------------------------------------------------------------
                                             188.3       128.5
Reserve to reduce certain inventories
  to LIFO basis                              (20.1)      (14.6)
--------------------------------------------------------------
                                          $  168.2    $  113.9
==============================================================

        Approximately 53% and 56% of the pre-LIFO inventory amounts had been valued by the LIFO method at December 31, 1999, and 1998, respectively.

Note K

PROPERTY
                                        December 31,
(In millions)                        1999        1998
                                  ---------------------
Land and land improvements        $   22.0    $    32.3
Buildings                            153.0        216.5
Machinery and equipment              584.3        956.4
-------------------------------------------------------
                                     759.3      1,205.2
Less accumulated depreciation
  and amortization                  (420.9)      (761.7)
-------------------------------------------------------
                                  $  338.4    $   443.5
=======================================================

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        During 1999, property with a net book value of approximately $221.0 million was included in the assets contributed to OxyVinyls. Capital expenditures for 1999 and 1997 included $0.7 million and $2.4 million, respectively, of capitalized interest costs. No interest was capitalized in 1998.

Note L

OTHER BALANCE SHEET LIABILITIES
                                                    Non-current
(In millions)                 Accrued Expenses      Liabilities
                             -------------------------------------
                                 December 31,       December 31,
                               1999      1998      1999      1998
                             -------------------------------------
Employment costs             $  28.8   $  25.5   $   9.7   $   5.6
Environmental                    7.1       5.5      37.0      40.4
Taxes, other than income        10.4      15.1        --        --
Post-retirement benefits         7.7       7.7        --        --
Pension                           --       2.4      12.6      23.0
Employee separation and
   plant phase-out               2.7       9.2        --        --
Other                           13.3      10.6       0.9       8.8
------------------------------------------------------------------
                             $  70.0   $  76.0   $  60.2   $  77.8
==================================================================

Note M

EMPLOYEE BENEFIT PLANS

        PENSION BENEFIT PLANS The Company has five defined benefit pension plans covering substantially all U.S. employees. The plans covering salaried employees generally provide benefit payments using a formula that is based on employee compensation and length of service. The plans covering union wage employees generally provide benefit payments of stated amounts for each year of service. Annual contributions to the plans are sufficient to satisfy legal requirements. Plan assets consist principally of corporate and government obligations and funds invested in equities. Three of the Company's pension plans are unfunded non-qualified pension plans that provide supplemental pension benefits for senior executives. In connection with the acquisition of O'Sullivan, the Company assumed the obligations and assets of O'Sullivan's defined benefit pension plans, covering certain O'Sullivan employees.

        The following table sets forth as of December 31, 1999, and 1998, the status of the Company's funded defined benefit pension plans. The plan assets relate only to these funded plans. Accordingly, the table excludes the accumulated benefit obligation and benefit payments for unfunded non-qualified plans.

                                                            CHANGE
(In millions)                        1999        1998    1999 vs.1998
                                  -----------------------------------
CHANGE IN PLAN ASSETS:
Plan assets - beginning
   of the year                    $  243.9    $  241.8    $   2.1
Actual return on plan assets          14.2        15.3       (1.1)
Company contributions                  9.8         5.7        4.1
Acquired businesses                    9.5          --        9.5
Benefits paid                        (20.9)      (18.9)      (2.0)
------------------------------------------------------------------
Plan assets - end of the year        256.5       243.9       12.6
------------------------------------------------------------------
Accumulated benefit
   obligation (ABO)                  263.5       263.2        0.3
------------------------------------------------------------------
Plan assets less than ABO         $    7.0    $   19.3    $ (12.3)
==================================================================

        At December 31, 1999, the accumulated benefit obligation (ABO) liability related to these funded pension plans was 97% funded. The discount rate used to measure the benefit obligation in 1999 was increased by 0.7 percentage point compared with 1998, resulting in a reduction in the ABO liability of approximately $18.0 million, which was offset by the $8.4 million of ABO associated with defined benefit plans of acquired businesses and the $9.0 million of curtailment and special termination benefits expense incurred upon the formation of OxyVinyls. Over the last three years, the Company's contributions have totaled $26.5 million, or $9.8 million above the normal pension expense for the same period.

        Annual pension expense in 1999 included a charge of $9.0 million for curtailment and special termination benefits related to employees transferred to OxyVinyls. Annual pension expense in 1997 included $10.7 million related to a voluntary retirement program. Annual pension expense for funded and unfunded defined benefit pension plans, including these curtailment and special termination benefits, included the following components:

(In millions)                          1999       1998       1997
                                     -----------------------------
Service cost for benefits earned     $   3.7    $   3.9    $   4.1
Interest cost                           21.1       20.1       19.5
Curtailment loss and special
  termination benefits                   9.0         --       10.7
Expected return on plan assets         (22.6)     (22.5)     (19.6)
Amortization of unrecognized
  losses, transition obligation
  and prior service cost                 2.6        2.6        3.8
------------------------------------------------------------------
Pension expense, net                 $  13.8    $   4.1    $  18.5
==================================================================

                                                                The Geon Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The tables below show the change in the combined projected benefit obligation (PBO) and the combined funded status of both the funded and unfunded defined benefit pension plans. The PBO includes the impact of projected future salary increases:

                                                            CHANGE
(In millions)                        1999        1998    1999 vs.1998
                                  -----------------------------------
CHANGE IN PROJECTED BENEFIT
   OBLIGATION (PBO):
Benefit obligation -
   beginning of year              $  302.1    $  294.1    $   8.0
Service cost                           3.7         3.9       (0.2)
Interest cost                         21.1        20.1        1.0
Benefits paid                        (23.5)      (19.9)      (3.6)
Curtailment and special
   termination benefits                9.0          --        9.0
Acquired businesses                   10.6          --       10.6
Change in discount rate
   and other                         (30.5)        3.9      (34.4)
---------------------------------------------------------------------
Benefit obligation -
   end of year (PBO)                 292.5       302.1       (9.6)
Less projected salary
   increases                         (22.7)      (31.1)       8.4
---------------------------------------------------------------------
Accumulated benefit
   obligation (ABO)               $  269.8    $  271.0    $  (1.2)
---------------------------------------------------------------------
FUNDED STATUS OF THE PLANS:
Plan assets less than PBO         $   36.0    $   58.2    $ (22.2)
Unamortized balances:
   Transitional liability             (2.3)       (4.4)       2.1
   Prior service cost                 (1.6)       (3.9)       2.3
   Net actuarial loss                (24.7)      (44.8)      20.1
   Adjustments required to
      recognize minimum
      liability                        5.2        20.3      (15.1)
---------------------------------------------------------------------
Accrued pension cost -
   all plans                          12.6        25.4      (12.8)
---------------------------------------------------------------------
   Accrued pension cost -
      funded plans with PBO
      in excess of assets             12.4        24.6      (12.2)
   Prepaid pension cost -
      funded plans with
      assets in excess of PBO         (6.1)       (8.2)       2.1
   Accrued pension cost -
      unfunded plans              $    6.3    $    9.0    $  (2.7)
=====================================================================

        The combined PBO includes the PBO of unfunded plans of $7.0 million and $10.2 million at December 31, 1999, and 1998, respectively. The ABO of these unfunded plans was $6.3 million and $9.1 million at December 31, 1999, and 1998, respectively. The remaining PBO relates to the Company's funded pension plans, including the acquired O'Sullivan plans. At December 31, 1999, the Company had three plans with a PBO and an ABO in excess of the related plan assets. These included the Company's salaried plan and two plans acquired with O'Sullivan. At December 31, 1999, the PBO, ABO and fair value of plan assets for these plans were $283.1 million, $261.1 million and $253.1 million, respectively. At December 31, 1998, the Company's salaried plan had liabilities in excess of the related assets. The PBO, ABO and fair value of related assets for the salaried plan at December 31, 1998, were $268.8 million, $240.0 million and $215.4 million, respectively.

        Major assumptions used in accounting for the Company's defined benefit pension plans are as follows:

                                      1999         1998
                                   ----------------------
Discount rate for obligations         7.7%         7.0%
Rate of increase in
   compensation levels             4.0%-7.0%    4.0%-7.0%
Expected long-term rate of return
   on plan assets                     9.5%         9.5%
=========================================================

        A charge of $9.0 million for curtailment and special termination benefits was recorded in 1999 relating to the transfer of R&I employees from Geon to OxyVinyls. This charge is included in the gain on formation of joint ventures, net of formation expenses, in the Consolidated Statements of Income. A charge of $10.7 million for curtailment and special termination benefits was recorded in 1997 relating to a voluntary retirement program. The charge is included in the employee separation charge of $15.0 million recognized in the Consolidated Statements of Income. The Company recorded an intangible asset of $3.2 million and $6.5 million related to both funded and unfunded pension plans as of December 31, 1999, and 1998, respectively. At December 31, 1999, and 1998, the Company's accumulated other non-owner equity changes included $1.3 million and $8.9 million, respectively, related to the adjustment of the minimum pension liability of its pension plans.
                                                                              35

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The Company reports other non-owner equity changes, net of the related income tax expense or benefit, in the Consolidated Statements of Stockholders' Equity. The income tax (expense) benefit related to the adjustment of the minimum pension liability was $(4.1) million, $3.6 million and $(0.5) million in 1999, 1998 and 1997, respectively.

RETIREMENT SAVINGS PLAN The Company maintains a voluntary retirement savings plan (RSP) for most employees. Under provisions of the RSP, eligible employees can receive Company matching contributions up to the first 6% of their eligible earnings. For 1999, 1998 and 1997, Company contributions amounted to $7.6 million, $5.4 million and $4.7 million, respectively. In addition, the Company makes profit-sharing payments to the RSP for those employees not covered by management incentive compensation plans. In 1999, 1998 and 1997, these profit-sharing payments totaled $2.2 million, $1.5 million and $0.8 million, respectively.

POST-RETIREMENT BENEFIT PLANS The Company sponsors several unfunded defined benefit post-retirement plans that provide certain health care and life insurance benefits to eligible employees. The health care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and co-insurance. The life insurance plans are generally non-contributory. Below is a reconciliation of the plans' combined benefit obligations for December 31, 1999, and 1998:

(In millions)                                   1999        1998
                                              ------------------
Benefit obligation -
  beginning of year                           $  95.8    $  94.5
  Service cost                                    0.5        0.4
  Interest cost                                   6.2        6.5
  Participant contributions                       0.5        0.5
  Transfer to OxyVinyls                          (2.7)        --
  Business acquisitions and
    plan amendments                               2.4         --
  Change in discount rates and other             (8.5)       2.1
  Benefits paid                                  (8.0)      (8.2)
-----------------------------------------------------------------
Benefit obligation - end of year                 86.2       95.8
  Unrecognized gain (loss)                        5.4       (3.0)
-----------------------------------------------------------------
Accrued post-retirement benefit liability     $  91.6    $  92.8
================================================================

        The annual post-retirement benefit expense for each of the years ended December 31 included the following components:

(In millions)                        1999      1998      1997
                                     ------------------------
Service cost for benefits earned     $0.5      $0.4      $0.4
Interest cost                         6.2       6.5       6.5
-------------------------------------------------------------
Post-retirement expense, net         $6.7      $6.9      $6.9
=============================================================

        The average assumed rate of increase in the per capita cost of covered benefits was 7.5% for 1999, and is assumed to decrease gradually to 5% in 2004 and thereafter. A change in the assumed health care cost trend rates of 1% in each year would increase or decrease the benefit obligation as of December 31, 1999, by approximately $3.8 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1999 by $0.3 million.

        The discount rates used in determining the benefit obligation at December 31, 1999, and 1998 were 7.7% and 7.0%, respectively.

Note N

COMMITMENTS AND RELATED-PARTY INFORMATION

ENVIRONMENTAL The Company has been notified by the U.S. Environmental Protection Agency, a state environmental agency or a private party that it may be a potentially responsible party (PRP) in connection with seven active and inactive non-Company-owned sites. While government agencies frequently claim PRPs are jointly and severally liable at these sites, in the Company's experience, interim and final allocation of liability costs generally is made based on the relative contribution of waste. The Company believes that it has potential continuing liability with respect to only four such sites. In addition, the Company initiates corrective and preventive environmental projects of its own to ensure safe and lawful activities at its operations. The Company believes that compliance with current governmental regulations at all levels will not have a material adverse effect on its financial condition. Based on estimates prepared by the Company's environmental engineers and consultants, the Company, at December 31, 1999, had accruals totaling $44.1 million to cover probable future environmental expenditures related to previous contaminated sites. The accrual represents the Company's best estimate for the remaining remediation costs based upon information and technology currently available. Depending upon the results of future testing and the ultimate remediation alternatives undertaken at these sites, it is possible that the ultimate costs to be incurred could be more than the accrual at December 31,1999,

                                                                The Geon Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

by as much as $15.0 million. The Company's estimate of the liability may be revised as new regulations, technologies or additional information is obtained.

        Of the $44.1 million accrued for future environmental expenditures, $17.2 million is attributable to future remediation expenditures at the Calvert City, Kentucky, site and less than $0.5 million is attributable to off-site environmental remediation liabilities, including the four sites mentioned previously. The remaining amount is attributable primarily to other environmental remediation projects at nine other Company-owned facilities. At Calvert City, consent orders have been signed with both the U.S. Environmental Protection Agency and the Commonwealth of Kentucky Department of Environmental Protection providing for a site-wide remediation program, primarily to remove ethylene dichloride from groundwater, the cost of which has been accrued. Environmental expenses incurred were $1.7 million, $2.4 million and $4.2 million in the years ended December 31, 1999, 1998 and 1997, respectively.

GUARANTEES In connection with the formation of OxyVinyls, the Company has guaranteed $42.0 million of OxyVinyls borrowings from Occidental Petroleum Corporation. The Company also has guaranteed $97.5 million of Sunbelt's outstanding senior secured notes, maturing in 2017.

RELATED-PARTY TRANSACTIONS The Company purchases a substantial portion of its raw materials under the terms of supply agreements with OxyVinyls. The agreements have an initial term of 15 years with renewal options. The Company also has entered into various service agreements with OxyVinyls. At December 31, 1999, net amounts owed to OxyVinyls, primarily for raw material purchases, totaled approximately $26 million. During 1999, the Company's purchases of raw materials from OxyVinyls totaled approximately $220 million.

Note O

OTHER EXPENSE, NET

(In millions)                       1999      1998      1997
                                  --------------------------
Currency exchange gain (loss)     $ (1.0)   $  2.9    $ (2.2)
Foreign currency
  exchange contract                  0.6      (1.1)     --
Discount on sale of
  trade receivables                 (3.5)     (4.6)     (5.0)
Other income, net                    0.3       0.2       1.3
------------------------------------------------------------
                                  $ (3.6)   $ (2.6)   $ (5.9)
============================================================

Note P

INCOME TAXES

        Income (loss) before income taxes and cumulative effect of a change in accounting consists of the following:

(In millions)           1999       1998      1997
                       --------------------------
Domestic               $179.6     $ 5.1     $24.9
Foreign                  (5.6)     18.5       9.7
-------------------------------------------------
                       $174.0     $23.6     $34.6
=================================================

        A summary of income tax expense (benefit) follows:

(In millions)                1999       1998       1997
                          -----------------------------
Current:
  Federal                 $    --    $   0.2    $   0.4
  State                       1.2        0.6       (1.1)
  Foreign                     5.3       10.0        6.5
-------------------------------------------------------
    Total current             6.5       10.8        5.8
Deferred:
  Federal                    61.3        2.0        6.9
  State                       6.8       (0.4)       1.8
  Foreign                    (6.8)      (2.6)      (2.4)
-------------------------------------------------------
    Total deferred           61.3       (1.0)       6.3
-------------------------------------------------------
    Total tax expense     $  67.8    $   9.8    $  12.1
=======================================================

        The income tax rate for financial reporting purposes varied from the federal statutory rate as follows:

                                          1999      1998      1997
                                          -------------------------
Federal statutory income tax rate         35.0%     35.0%     35.0%
Increase (decrease):
  State tax, net of federal benefit        3.0       0.8       1.5
  Goodwill                                 0.5       2.6        --
  Differences in rates of
    foreign operations                      --       1.5       2.0
  Foreign withholding accrued
    on unremitted earnings                  --        --       1.1
  Adjusted prior year's income
    tax liability                           --        --      (5.9)
  Other, net                               0.5       1.6       1.3
-------------------------------------------------------------------
  Effective income tax rate               39.0%     41.5%     35.0%
===================================================================

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        Significant components of the Company's deferred tax liabilities and assets at December 31 were as follows:

(In millions)                             1999        1998
                                       --------------------
Deferred tax liabilities:
  Tax over book depreciation           $   39.3    $  110.2
  Equity investments                      146.4         4.8
  State taxes                               6.2          --
  Other, net                               12.5        14.1
-----------------------------------------------------------
    Total deferred tax liabilities        204.4       129.1
-----------------------------------------------------------
Deferred tax assets:
  Post-retirement benefits
    other than pensions                    32.1        32.5
  Employment cost and pension              14.0        14.4
  Environmental                            15.7        14.6
  Net operating loss carryforward          34.2        26.4
  LIFO inventory                            4.8         4.7
  Intangibles                               2.0         3.7
  Alternative minimum tax
    credit carryforward                     5.2         5.5
  Foreign tax credit carryforward           5.6         6.4
  Foreign tax valuation allowance          (5.6)       (6.4)
  State taxes                                --         0.6
  Other, net                               17.1        18.5
-----------------------------------------------------------
      Total deferred tax assets           125.1       120.9
-----------------------------------------------------------
      Net deferred tax liabilities     $   79.3    $    8.2
===========================================================

        SFAS No. 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if it is likely that some portion or all of the deferred tax assets will not be realized. As realization of the foreign tax credit carryforwards is considered uncertain, a valuation allowance has been recorded. The Company believes that the timing of the reversal of its deferred tax liabilities, relating principally to accelerated depreciation, will be sufficient to fully recognize its remaining deferred tax assets. In particular, the turnaround of the largest deferred tax assets, related to accounting for post-retirement benefits other than pensions and net operating loss carryforwards, will occur over an extended period of time and, as a result, will be realizable for tax purposes over those future periods.

        The Company has provided for U.S. federal and foreign withholding tax on $30.0 million, or 19%, of foreign subsidiaries' undistributed earnings as of December 31, 1999. Regarding the undistributed earnings on which no federal and foreign withholding tax has been provided, earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of foreign withholding taxes that would be payable on remittance of the entire amount of undistributed earnings would approximate $9.1 million.

        During 1999, 1998 and 1997, the Company paid income taxes net of refunds of $8.8 million, $7.8 million and $1.9 million, respectively. The Company has a net operating loss carryforward of approximately $97.7 million, of which $8.9 million will expire in 2011, $22.2 million will expire in 2012 and the remaining $66.6 million will expire in 2018. In addition, the Company has foreign tax carryforwards of $5.6 million, which will expire from 2000 through 2004, and an alternative minimum tax credit carryforward of $5.2 million.

Note Q

EMPLOYEE SEPARATION AND PLANT PHASE-OUT CHARGES

        During 1999, the Company recorded net employee separation and plant phase-out charges totaling $1.7 million ($1.2 million of which was recorded as additional depreciation expense) related to the consolidation of its compounding operations, which began in the fourth quarter of 1998. In addition, the Company previously recognized a charge of $14.6 million in the fourth quarter of 1998 associated with this consolidation.

        The plan of consolidation included the closing of two manufacturing facilities and the partial closing of manufacturing lines at other plants. The facilities affected were primarily those of the former Synergistics operations that Geon acquired in 1997. The consolidation resulted in the writeoff of software, machinery and equipment; separation costs associated with the elimination of 201 positions; and costs associated with demolition and lease terminations.

        The charges recognized in 1999 consisted of accelerated depreciation on software assets at the affected sites totaling $1.2 million, additional site demolition costs of $0.8 million, asset writeoffs of $0.4 million, employee separation of $0.2 million, and professional and consulting services of $1.0 million incurred in connection with the consolidation of operations. The Company also recognized a $1.9 million credit as a reduction to the previous estimates of the total consolidation costs. Demolition activity commenced during the second half of 1999 at all but one location, and the actual costs incurred plus estimated remaining demolition costs are less than the estimates available at the time the plan of consolidation was approved. Demolition at all sites is expected to be completed in 2000. At December 31, 1999, all 201 positions

                                                                The Geon Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

had been eliminated and all manufacturing lines and facilities had been closed. Savings from this consolidation are estimated at $4.0 million in 1999 and $9.0 million annually thereafter.

        The activity related to the charges recognized in 1999 and 1998 is as follows:

                                                  Nature of
(In millions)                  1999     1998        Expense
                              -----    -----      ---------
Total charges relating to:
  Employee separation and
    plant phase-out:
      Asset writeoffs         $ 0.4    $ 5.3       Non-cash
      Employee separation       0.2      5.0           Cash
  Site closure costs:
      Demolition               (1.1)     3.3           Cash
      Legal and
        professional fees       1.0      1.0           Cash
-----------------------------------------------------------
                                0.5     14.6
  Depreciation and
    amortization expense:
      Accelerated depreciation  1.2       --      Non-cash,
                                                included in
                                                  deprecia-
                                                   tion and
                                               amortization
                                                    expense
-----------------------------------------------------------
    Total charges               1.7     14.6
-----------------------------------------------------------
1998 activity related
  to the charges:
    Assets written off           --     (5.3)      Non-cash
    Legal and professional
      fees paid                  --     (0.7)          Cash
-----------------------------------------------------------
Restructuring accrual at
  December 31,1998               --      8.6
1999 activity related
  to the charges:
    Assets written off         (0.4)      --       Non-cash
    Employee separation paid   (0.2)    (3.8)          Cash
    Adjusted estimated
      demolition                1.1       --       Non-cash
    Legal and professional
      fees paid                (1.0)    (0.3)          Cash
    Accelerated depreciation   (1.2)      --       Non-cash
-----------------------------------------------------------
Restructuring accrual at
  December 31,1999             $ --    $ 2.7
===========================================================

        In 1997, the Company recorded a $15.0 million before-tax charge, primarily for employee separation costs related to 74 position reductions at its headquarters. Approximately $8.0 million of the $15.0 million charge has been or will be funded as part of the Company's funding of pension plans. The remaining $7.0 million represented cash payments for enhanced pension benefits and separation costs. During 1999, $2.4 million of enhanced pension benefits and $0.6 million of severance benefits were paid. At December 31, 1999, there were no remaining cash payments to be made, except those related to the funding of pension plans.

Note R

STOCK OPTION AND STOCK INCENTIVE PLANS

        The Company's incentive stock plans provide for the awarding or granting of options to purchase common stock of the Company. Generally, options granted become exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Certain options granted under the Company's long-term incentive plan are exercisable after six years, with accelerated vesting based upon achievement of target stock prices. The term of each option cannot extend beyond 10 years from the date of grant. Certain options carry with them limited stock appreciation rights exercisable in the event of a change in control. All options under the plans have been granted at 100% of market (as defined) on the date of the grant. In addition, certain senior-level executives received special awards in connection with the formation of the Company and the initial public offering (IPO) of stock on April 29, 1993, which included stock options with rights to purchase 1.2 million shares. These awards became exercisable four years after grant date. The Company also has a stock plan for nonemployee directors under which options are granted.

        During 1998, the Company issued 1.1 million stock options under a three-year long-term incentive plan. Two-thirds of these options will become exercisable after six years, with accelerated vesting if target stock prices are met. The remainder of these options is exercisable only if the target stock prices are met.
                                                                             39

The Geon Company

Notes                  TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        A summary of stock option activity follows:

                                               Weighted-Average
(In thousands, except per share data)  Shares   Exercise Price
---------------------------------------------------------------
Outstanding at January 1,1997           2,315     $   20.97
Issued                                    318         20.07
Exercised                                  51         20.51
Forfeited                                  48         23.91
---------------------------------------------------------------
Outstanding at January 1,1998           2,534         20.81
Issued                                  1,462         20.98
Exercised                                 126         18.94
Forfeited                                  62         24.87
---------------------------------------------------------------
Outstanding at January 1,1999           3,808         20.87
Issued                                    149         24.66
Exercised                                 451         19.63
Forfeited                                  37         21.85
---------------------------------------------------------------
Outstanding at December 31,1999         3,469         21.26
---------------------------------------------------------------
Exercisable at December 31,1999         2,293         21.15
Exercisable at December 31,1998         2,146         20.70
Exercisable at December 31,1997         2,048         20.35
---------------------------------------------------------------
At December 31, 1999:
  Exercisable options:
    Exercise price: $14.92 - $22.00     1,512         18.79
    Exercise price: $22.01 - $30.13       781         25.72
  Unexercisable options:
    Exercise price: $14.92 - $22.00       785         20.56
    Exercise price: $22.01 - $33.44       391         23.30
===============================================================

        At December 31, 1999, the weighted-average remaining life for options with an exercise price of $22.00 or less was 5.7 years. Options with an exercise price of more than $22.00 had a remaining life of 6.6 years.

        Under the Company's incentive programs, senior executives and other key employees are also eligible to receive annual bonus awards consisting of stock or a combination of stock and cash. Under these plans, performance measures are established and used to determine the payout, if any. The Company granted 0.1 million shares of stock under these annual incentive stock plans in each of the past three years. These annual stock awards are restricted, with the restriction generally lapsing over three years. At December 31, 1999, restricted shares totaling 0.4 million were outstanding, including restricted stock issued at the time of the IPO. In addition, under the Company's long-term incentive plan, certain senior executives are eligible to receive stock awards based upon performance measures over a three-year period. In 1998, 0.1 million shares were issued related to the three-year period ended December 31, 1997.

        The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations when accounting for incentive plans. Accordingly, no compensation cost has been recognized for its fixed option plans because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had the compensation cost for the stock options granted been determined based upon the fair value at the grant date, consistent with the fair value method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced by $2.1 million in 1999 ($0.09 per diluted share), $1.9 million in 1998 ($0.08 per diluted share) and $2.1 million ($0.09 per diluted share) in 1997. The weighted-average fair value of stock options granted per share was $9.52, $6.53 and $6.23 for 1999, 1998 and 1997, respectively. The fair value of the stock options at the grant date was estimated using the Black-Scholes option pricing model, with an assumed risk-free interest rate of 6.1%, 4.8% and 5.4%; an assumed dividend yield of 1.7%, 2.5% and 2.5%; and stock price volatility of 32.7%, 29.9% and 28.5% for 1999, 1998 and 1997, respectively. A seven-year weighted-average life was used for all periods.

        The compensation cost recognized relating to the stock portion of the annual incentive plans, three-year incentive plan and amortization of restricted stock awarded at the IPO amounted to $5.8 million, $4.9 million and $2.3 million in 1999, 1998 and 1997, respectively. The weighted-average fair value per share of restricted stock and stock awards under the long-term incentive plan on the grant date was $23.38, $20.75 and $19.88 for 1999, 1998 and 1997, respectively.

        At December 31, 1999, approximately 3.5 million shares were reserved for future issuance upon exercise of stock options previously granted, and approximately 1.0 million shares were available for future grants under the Company's incentive plans.

                                                                The Geon Company

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note S

SEGMENT INFORMATION

        The Company operates primarily in two business segments, the Performance Polymers and Services (PP&S) segment and the Resin and Intermediates (R&I) segment. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies." Inter-segment sales are accounted for at prices that generally approximate those for similar transactions with unaffiliated customers. The elimination of inter-segment sales revenue is primarily for sales from the R&I segment to the PP&S segment and is included in the "Other"segment. Certain other corporate expenses and eliminations also are included in the "Other" segment. Business segment assets consist primarily of customer receivables, inventories, net property and goodwill. Cash, sales of accounts receivable and certain other assets not identified with a specific segment are included in the "Other" segment.


(In millions)                                                          Total        PP&S        R&I        Other
------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999:
  Net sales                                                        $  1,261.2   $  1,107.1   $  191.5    $  (37.4)
  Operating earnings (loss)                                              99.7        104.1        1.3        (5.7)
  Employee separation and plant phase-out                                 0.5          0.5         --          --
  Other restructuring costs - accelerated depreciation                    1.2          1.2         --          --
  Restructuring costs incurred by OxyVinyls                               0.8           --        0.8          --
  Charge for acquired profit in inventory                                 3.2          3.2         --          --
------------------------------------------------------------------------------------------------------------------
  Operating earnings (loss) before restructuring costs
    and acquired inventory profit                                       105.4        109.0        2.1        (5.7)
  Depreciation and amortization                                          43.2         33.1       10.1          --
------------------------------------------------------------------------------------------------------------------
  Operating earnings (loss) before depreciation, amortization,
    restructuring costs and acquired inventory profit                   148.6        142.1       12.2        (5.7)
------------------------------------------------------------------------------------------------------------------
  Total assets                                                        1,162.6        905.2      247.7         9.7
  Capital expenditures                                                   60.1         49.1        4.0         7.0
------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998:
  Net sales                                                        $  1,284.4   $    839.2   $  577.7    $ (132.5)
  Operating earnings (loss)                                              41.0         79.2      (36.4)       (1.8)
  Employee separation and plant phase-out                                14.6         14.6         --          --
  Operating earnings (loss) before restructuring costs                   55.6         93.8      (36.4)       (1.8)
  Depreciation and amortization                                          57.9         28.6       28.8         0.5
------------------------------------------------------------------------------------------------------------------
  Operating earnings (loss) before depreciation, amortization
    and restructuring costs                                             113.5        122.4       (7.6)       (1.3)
------------------------------------------------------------------------------------------------------------------
  Total assets                                                          802.0        463.4      347.8        (9.2)
  Capital expenditures                                                   40.7         21.7       18.8         0.2
------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997:
  Net sales                                                        $  1,250.0   $    606.7   $  817.7    $ (174.4)
  Operating earnings (loss)                                              51.7         44.7       16.4        (9.4)
  Employee separation and plant phase-out                                15.0          2.9        4.0         8.1
------------------------------------------------------------------------------------------------------------------
  Operating earnings (loss) before employee separation
    and plant phase-out                                                  66.7         47.6       20.4        (1.3)
  Depreciation and amortization                                          54.6         25.9       28.7          --
------------------------------------------------------------------------------------------------------------------
  Operating earnings (loss) before depreciation, amortization
    and employee separation and plant phase-out                         121.3         73.5       49.1        (1.3)
------------------------------------------------------------------------------------------------------------------
  Total assets                                                          872.9        497.7      380.0        (4.8)
  Capital expenditures                                                   50.9         26.7       24.2          --
==================================================================================================================


The Geon Company


Notes                         TO CONSOLIDATED FINANCIAL STATEMENTS


         The PP&S segment includes the 1997 acquisition of Synergistics, the 1998 acquisitions of three plastisol formulators and the 1999 acquisitions of O'Sullivan, Acrol and Dennis Chemical.

         Earnings (loss) of equity affiliates are included in the related business segment earnings (loss), and the investment in equity affiliates is included in related business segment assets. Amounts related to equity affiliates included in the business segment information are as follows:

(In millions)                     1999       1998      1997
                             ------------------------------------
Earnings (loss) of
   equity affiliates:
     PP&S                           $ 0.1     $ 0.5      $ 0.2
     R&I                              9.6       3.2       (0.5)
------------------------------------------------------------------
     Total                          $ 9.7     $ 3.7     $ (0.3)
------------------------------------------------------------------
Investment in equity affiliates:
     PP&S                          $ 17.5     $ 3.2      $ 2.7
     R&I                            247.6      16.6       17.9
------------------------------------------------------------------
     Total                         $265.1     $19.8      $20.6
------------------------------------------------------------------

         The Company's sales are principally to customers in the United States and Canada, and the majority of the Company's assets are located in these countries. Below is a summary of sales based on the country from which the sales originated and assets by location:

(In millions)                    1999       1998      1997
                             -------------------------------------
Net sales:
   United States                 $1,056.1  $1,004.7     $952.7
   Canada                           190.6     279.7      246.2
   Other                             14.5       -         51.1
Long-lived assets:
   United States                 $  690.2  $  443.7   $  400.5
   Canada                            60.9     105.5      141.7
   Other                             53.8      18.1       17.5
------------------------------------------------------------------

Note T

WEIGHTED-AVERAGE SHARES USED IN COMPUTING
EARNINGS PER SHARE

(In millions)                       1999      1998     1997
                             -------------------------------------
Weighted-average shares - basic:
   Weighted-average
     shares outstanding               23.7      23.3      23.3
   Less unearned portion of
     restricted stock awards
     included in outstanding
     shares                           (0.4)     (0.4)     (0.4)
------------------------------------------------------------------
                                      23.3      22.9      22.9
------------------------------------------------------------------
Weighted-average shares - diluted:
   Weighted-average
     shares outstanding               23.7      23.3      23.3
   Plus dilutive impact of stock
     options and stock awards          0.6       0.3       0.3
------------------------------------------------------------------
                                      24.3      23.6      23.6
------------------------------------------------------------------

The Geon Company                                           The Geon Company

Quarter Data                                    (UNAUDITED)

                                                      1999 QUARTERS                                  1998 QUARTERS
                                         ----------------------------------------------------------------------------------------

(In millions, except per share data)         Fourth     Third     Second     First         Fourth     Third    Second     First
                                         ----------------------------------------------------------------------------------------
SALES                                       $319.2        $319.3    $296.9      $325.8   $ 301.2    $328.0    $330.7    $324.5
Employee separation and
   plant phase-out                            (1.9)         --         1.3         1.1      14.6       --        --        --
Operating income (loss)                       27.7         26.0       24.2        21.8      (1.8)     15.4      14.7      12.7
Income (loss) before cumulative effect
   of a change in accounting                  13.9         12.7       68.5        11.1      (3.0)      6.2       4.8       5.8
Net income (loss)                             13.9         12.7       68.5         9.6      (3.0)      6.2       4.8       5.8
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share, before
   cumulative effect of a change
   in accounting:
     Basic                                   $ 0.59       $ 0.54    $ 2.95      $ 0.48   $ (0.13)   $ 0.27    $ 0.21    $ 0.25
     Diluted                                   0.57         0.52      2.81        0.46     (0.13)     0.26      0.20      0.25

EARNINGS (LOSS) PER SHARE:
     Basic                                   $ 0.59       $ 0.54    $ 2.95      $ 0.42     (0.13)   $ 0.27    $ 0.21    $ 0.25
     Diluted                                   0.57         0.52      2.81        0.40     (0.13)     0.26      0.20      0.25

DIVIDEND PAID PER COMMON SHARE               $0.125       $0.125    $0.125      $0.125     0.125    $0.125    $0.125    $0.125

COMMON STOCK PRICE
     High                                    $ 33 1/2     $  35 3/4 $  37       $ 25 7/8 $  24 1/4 $  26      $  24 5/8 $ 23 1/2
     Low                                       24 11/16      25        22 15/16   21 9/16   16 1/4    17 7/16    19 1/4   19 15/16
---------------------------------------------------------------------------------------------------------------------------------

1999:    FIRST-QUARTER RESULTS INCLUDE A $1.7 MILLION CHARGE ($1.0 MILLION AFTER
         TAX) FOR EMPLOYEE SEPARATION AND PLANT PHASE-OUT ($0.6 MILLION OF ACCELERATED DEPRECIATION IS INCLUDED IN DEPRECIATION AND AMORTIZATION EXPENSE). SECOND-QUARTER RESULTS INCLUDE A $1.9 MILLION CHARGE ($1.1 MILLION AFTER TAX) FOR EMPLOYEE SEPARATION AND PLANT PHASE-OUT, INCLUDING ACCELERATED DEPRECIATION OF $0.6 MILLION INCLUDED IN DEPRECIATION AND AMORTIZATION EXPENSE. SECOND-QUARTER RESULTS ALSO INCLUDE GEON'S SHARE OF A RESTRUCTURING CHARGE RECOGNIZED BY OXYVINYLS OF $0.8 MILLION ($0.5 MILLION AFTER TAX) AND A $93.5 MILLION GAIN ($57.2 MILLION AFTER TAX) ON THE FORMATION OF JOINT VENTURES. THIRD-QUARTER RESULTS INCLUDE A $3.2 MILLION CHARGE ($2.0 MILLION AFTER
         TAX) RELATED TO THE ACQUIRED PROFIT IN INVENTORY OF ACQUIRED BUSINESSES. FOURTH-QUARTER RESULTS INCLUDE A REDUCTION IN THE RESTRUCTURING CHARGE OF $1.9 MILLION ($1.1 MILLION AFTER TAX) TO REFLECT REVISED ESTIMATES OF REMAINING COSTS. FOURTH-QUARTER RESULTS ALSO INCLUDE AN ADJUSTMENT TO INCREASE THE GAIN RECOGNIZED ON THE JOINT VENTURE FORMATION OF $0.6 MILLION ($0.4 MILLION AFTER TAX).

1998: FOURTH-QUARTER RESULTS INCLUDE A $14.6 MILLION CHARGE ($8.9 MILLION AFTER TAX) FOR COSTS RELATED TO PLANT CLOSINGS.

The Geon Company

Selected Financial Data
--------------------------------------------------------------------------------


                                                                          Year Ended December 31,

(In millions, except per share data)                       1999         1998        1997        1996        1995
                                                        ----------------------------------------------------------
SALES                                                   $ 1,261.2    $ 1,284.4   $ 1,250.0   $ 1,144.4   $ 1,267.8
Employee separation and plant phase-out                       0.5         14.6        15.0          --        63.9
Operating income                                             99.7         41.0        51.7        30.9        63.3
Income before extraordinary item and cumulative
  effect of a change in accounting                          106.2         13.8        22.5        12.2        32.2
Cumulative effect of change in method of accounting          (1.5)          --          --          --          --
NET INCOME                                                  104.7         13.8        22.5        12.2        32.2
------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
BEFORE EXTRAORDINARY ITEM AND CHANGE IN
  METHOD OF ACCOUNTING                                  $    4.56    $    0.60   $    0.98  $     0.51   $    1.28
Change in method of accounting                              (0.07)          --          --          --          --
NET INCOME                                                   4.49         0.60        0.98        0.51        1.28
------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
BEFORE EXTRAORDINARY ITEM AND CHANGE IN
  METHOD OF ACCOUNTING                                  $    4.37    $    0.58   $    0.95  $     0.50   $    1.24
Change in method of accounting                              (0.06)          --          --          --          --
NET INCOME                                                   4.31         0.58        0.95        0.50        1.24

DIVIDENDS PER COMMON SHARE                                   0.50         0.50        0.50        0.50        0.50
------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA, AT DECEMBER 31

Total assets                                            $ 1,162.6    $   802.0   $   872.9   $   736.9   $   752.0
Long-term debt                                              130.9        135.4       136.4       137.2       137.9
==================================================================================================================


THE HISTORICAL RESULTS INCLUDE THE FOLLOWING BUSINESS ACQUISITIONS FROM THE ACQUISITION DATE INDICATED FORWARD: SYNERGISTICS INDUSTRIES LIMITED, FROM OCTOBER 31, 1997; PLAST-O-MERIC, INC. AND THE WILFLEX DIVISION OF FLEXIBLE PRODUCTS COMPANY, FROM JUNE 1, 1998; ADCHEM, INC., FROM SEPTEMBER 1, 1998; ACROL HOLDINGS LIMITED, FROM JULY 1, 1999; O'SULLIVAN CORPORATION, FROM JULY 8, 1999; AND DENNIS CHEMICAL COMPANY, INC., FROM SEPTEMBER 8, 1999. IN ADDITION, 1999 RESULTS OF OPERATIONS REFLECT THE FORMATION OF OXY VINYLS, LP ON APRIL 30, 1999, AND THE CONTRIBUTION OF SUBSTANTIALLY ALL OF GEON'S FORMERLY CONSOLIDATED R&I BUSINESS SEGMENT OPERATIONS TO THE PARTNERSHIP. IN CONNECTION WITH THIS, THE COMPANY ALSO ACQUIRED BUSINESSES FROM OCCIDENTAL CHEMICAL CORPORATION AND FORMED A POWDER COMPOUNDING JOINT VENTURE, ALL OF WHICH ARE INCLUDED IN THE COMPANY'S CONSOLIDATED RESULTS OF OPERATIONS AFTER APRIL 30, 1999.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

        This annual report contains statements concerning trends and other forward-looking information affecting or relating to the Company and its industry that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform
Act of 1995. Actual results could differ materially from such statements for a variety of factors including, but not limited to: (1) unanticipated changes in industry or world, regional or U.S. PVC consumption growth rates affecting the Company's markets; (2) unanticipated changes in global industry capacity that come online in the PVC, VCM, ethylene and chlor-alkali industries; (3) fluctuations in raw material prices and supply, in particular, fluctuations outside the normal range of industry cycles; (4) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (5) inability to achieve or delays in achieving savings related to business consolidation and restructuring programs; (6) unanticipated production outages or material costs associated with scheduled or unscheduled maintenance programs; (7) unanticipated delays in realizing, or inability to realize, expected cost savings from acquisitions; (8) unanticipated costs or difficulties and delays related to completion of proposed transactions or the operation of joint venture entities; (9) lack of day-to-day operating control, including procurement of raw material feedstock, of the resin partnership; (10) lack of direct control over the reliability of delivery and quality of the primary raw materials (PVC and VCM) utilized in the Company's products; and (11) partial control over investment decisions and dividend distribution policy of the resin partnership.

The Geon Company

Report of Independent
Auditors                    AND MANAGEMENT REPORT
--------------------------------------------------------------------------------

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF THE GEON COMPANY:

        We have audited the accompanying consolidated balance sheets of The Geon Company and subsidiaries as of December 31, 1999, and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements, which appear on pages 19, 23, 25, and 27 through 42, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Oxy Vinyls, LP (a limited partnership in which the Company has a 24% interest) have been audited by other auditors whose report has been furnished to us; insofar as our opinion relates to data included for Oxy Vinyls, LP, it is based solely on their report.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Geon Company and subsidiaries at December 31, 1999, and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cleveland, Ohio
January 27, 2000



MANAGEMENT REPORT

        Management is responsible for the preparation of The Geon Company's consolidated financial statements and all of the related information appearing in this annual report, in accordance with generally accepted accounting principles. Where necessary, this information reflects estimates based upon currently available information and management's judgments.

        Management is also responsible for maintaining internal accounting controls, with the objectives of providing reasonable assurance that Geon's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.

        Management believes that Geon's internal accounting controls as of December 31, 1999, were effective and adequate to accomplish the objectives described above.

Thomas A. Waltermire
Chairman and Chief Executive Officer

W. David Wilson
Vice President and Chief Financial Officer

January 27, 2000

The Geon Company


Corporate Information



   [Photograph]
Thomas A. Waltermire
                                               [Photograph]
                        [Photograph]        V. Lance Mitchell
                     Donald P. Knechtges                         [Photograph]
                                                               Gregory L. Rutman       [Photograph]
                                                                                     W. David Wilson

 [Photograph]          [Photograph]      [Photograph]
Denis L. Belzile      Diane J. Davie   Dennis A. Cocco
                                                                                       [Photograph]
                                                                                     Kenneth M. Smith

          [Photograph]                                                 [Photograph]
      John Sheppard Campbell                      [Photograph]       Gregory P. Smith
                                                Jean M. Miklosko
                               [Photograph]
                              Glenn E. Higby



EXECUTIVES AND OFFICERS

THOMAS A. WALTERMIRE                    DENIS L. BELZILE                      JOHN SHEPPARD CAMPBELL
Chairman of the Board, President        Vice President & General Manager,     General Manager,
& Chief Executive Officer               Specialty Resins & Formulators        Engineered Films

DONALD P. KNECHTGES                     DIANE J. DAVIE                        GLENN E. HIGBY
Senior Vice President,                  Vice President,                       Director,
Technology & Business Development       Human Resources                       Quality, Environment & Safety

V. LANCE MITCHELL                       DENNIS A. COCCO                       JEAN M. MIKLOSKO
Vice President & General Manager,       Vice President,                       Treasurer
Compounds                               Corporate & Investor Affairs
                                                                              GREGORY P. SMITH
GREGORY L. RUTMAN                                                             Controller
Vice President,
General Counsel & Secretary                                                   KENNETH M. SMITH
                                                                              Vice President,
W. DAVID WILSON                                                               Information Technology
Vice President &
Chief Financial Officer


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

Complimentary copies of Form 10-K and other reports filed with the Securities and Exchange Commission are available from:
     Investor Affairs Administrator
     The Geon Company
     One Geon Center
     Avon Lake, Ohio 44012
     Phone: (440) 930-1444

ANNUAL MEETING
The annual meeting of stockholders of The Geon Company will be held April 19, 2000, at 9:00 a.m. at The Forum Conference and Education Center, One Cleveland Center, 1375 East 9th Street, Cleveland, Ohio.

The meeting notice and proxy materials were mailed to stockholders with this report. The Geon Company urges all stockholders to vote their proxies so that they can participate in the decisions at the annual meeting.

FINANCIAL INFORMATION
Security analysts and representatives of financial institutions are invited to contact:
     W. David Wilson
     Vice President & Chief Financial Officer
     Phone: (440) 930-3204
     Fax: (440) 930-1002
     E-mail: wilsonw@geon.com

FINANCIAL INFORMATION & MEDIA CONTACT
     Dennis A. Cocco
     Vice President, Corporate & Investor Affairs
     Phone: (440) 930-1538
     Fax: (440) 930-1428
     E-mail: coccod@geon.com

AUDITORS
     Ernst & Young LLP
     1300 Huntington Building
     925 Euclid Avenue
     Cleveland, Ohio 44115-1405

INTERNET ACCESS
Information on The Geon Company's products and services, news releases, EDGAR filings, Form 10-K, 10-Q, etc., as well as an electronic version of this annual report, are available on the Internet at http://www.geon.com.

                                                                The Geon Company

Board of Directors

[Picture of] STANDING, LEFT TO RIGHT: Farah M. Walters, Thomas A. Waltermire, R. Geoffrey P. Styles, J. Douglas Campbell, D. Larry Moore SITTING, LEFT TO RIGHT:
William F. Patient, James K. Baker, Gale Duff-Bloom

THOMAS A. WALTERMIRE, 50
Chairman of the Board, President
and Chief Executive Officer

JAMES K. BAKER, 68
Retired Chief Executive Officer,
Arvin Industries, a worldwide
supplier of original equipment
and replacement automotive
parts; former Chairman, United
States Chamber of Commerce
2, 4*, 5

GALE DUFF-BLOOM, 60
President, Company Communications
and Corporate Image, J. C. Penney
Company, Inc., a major retailer of
apparel, jewelry, home furnishings
and services through department
stores and catalogs
1, 2*, 5

J. DOUGLAS CAMPBELL, 58
Retired President and Chief
Executive Officer, Arcadian
Corporation, the leading Western
Hemisphere producer and marketer
of nitrogen chemicals and fertilizers
1, 3, 5*

D.LARRY MOORE, 63
Retired President and Chief
Operating Officer, Honeywell, Inc.,
a global enterprise providing
electronic automation and control
systems for homes, buildings,
process control industries and
aerospace
1, 2, 3*

WILLIAM F. PATIENT, 65
Retired Chairman of the Board
and Chief Executive Officer
3, 4

R. GEOFFREY P. STYLES, 69
Retired Vice Chairman,
Royal Bank of Canada,
Canada's largest bank
1*, 3, 4

FARAH M. WALTERS, 55
President and Chief Executive
Officer, University Hospitals
of Cleveland and University
Hospitals Health System, a
leading health care delivery
system in northeast Ohio
2, 4

1 Audit Committee   2 Compensation Committee   3 Environmental, Health and
Safety Committee   4 Financial Policy Committee   5 Nominating and Governance
Committee
*DENOTES CHAIRMAN

--------------------------------------------------------------------------------

[Picture of (right to left)
Dorian Haffelder,
  Marketing Manager
Bonnie C. Norris,
  Lab Technician
Sang H. Lee,
  Technical Manager,
  Custom Injection Molding]

--------------------------------------------------------------------------------

[Logo Geon(TM)]   ONE GEON CENTER

                  AVON LAKE, OHIO  44012

                  440.930.1000

                  www.geon.com