Form 10-K, Exhibit 13
period 1999-12-31
GEON CO
filed 2000-03-24
CIK 897547

                                                                    Exhibit 13.2

                  Index to Consolidated Financial Statements of
                         Oxy Vinyls, LP and Subsidiaries



                                                              Page(s)
Report of Independent Public Accountants                         -
Consolidated Balance Sheet as of December 31, 1999               1
Consolidated Statement of Operations for the
   period from April 30, 1999 through December 31, 1999          2
Consolidated Statement of Changes in Partners'
   Capital for the period from April 30,1999
   through December 31, 1999                                     3
Consolidated Statement of Cash Flows for the period
   from April 30, 1999 through December 31, 1999                 4
Notes to the Consolidated Financial Statements                   5-17

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Oxy Vinyls, LP:


We have audited the accompanying consolidated balance sheet of Oxy Vinyls, LP and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the period from April 30, 1999 to December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oxy Vinyls, LP and subsidiaries as of December 31, 1999, and the results of their operations and cash flows for the period from April 30, 1999 to December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Dallas, Texas,
January 25, 2000

                         OXY VINYLS, LP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1999
                             (Amounts in thousands)


CURRENT ASSETS
      Cash and cash equivalents                                             $   19,842
      Trade receivables, net of allowance for doubtful accounts of $300         10,522
      Other receivables                                                          3,866
      Loans receivable from OxyMar                                              12,500
      Receivable from Occidental Receivables, Inc.                             200,041
      Receivable from Occidental Chemical Corporation, net                      12,239
      Inventories                                                              105,830
      Prepaid expenses                                                           2,849
                                                                            ----------

           Total current assets                                                367,689

Loans receivable from Occidental Petroleum Corporation, net                     28,790

Property, plant and equipment, net                                             974,394

Other assets                                                                    17,903
                                                                            ----------

           TOTAL ASSETS                                                     $1,388,776
                                                                            ==========

CURRENT LIABILITIES
      Current maturities of long-term debt                                  $      296
      Accounts payable                                                         205,753
      Accrued liabilities                                                       56,377
      Payable to The Geon Company, net                                           6,270
      Foreign income taxes payable                                               3,278
                                                                            ----------

           Total current liabilities                                           271,974

Long-term debt, net of current maturities                                       54,260

Equity investment in unconsolidated subsidiary                                  25,519

Postretirement benefit obligations                                              13,268

Deferred credits and other liabilities                                           9,464

COMMITMENTS AND CONTINGENCIES (NOTE 7)

PARTNERS' CAPITAL                                                            1,014,291
                                                                            ----------

           TOTAL LIABILITIES AND PARTNERS' CAPITAL                          $1,388,776
                                                                            ==========


        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
          For the Period from April 30, 1999 through December 31, 1999
                             (Amounts in thousands)


REVENUES

      Net sales                                                            $1,067,890

      Equity in earnings of unconsolidated subsidiary                          10,480
                                                                           ----------

                                                                            1,078,370

COSTS AND OTHER DEDUCTIONS

      Cost of sales                                                           963,296

      Selling, general and administrative and other operating expenses         43,295

      Interest expense, net                                                     4,420
                                                                           ----------

INCOME FROM OPERATIONS BEFORE FOREIGN INCOME TAXES                             67,359

      Provision for foreign income taxes                                        3,699
                                                                           ----------

NET INCOME                                                                 $   63,660
                                                                           ==========



        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES
             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL
          For the Period from April 30, 1999 through December 31, 1999
                             (Amounts in thousands)


                                             Occidental        Occidental       1999 PVC           Total
                                             PVC LP Inc.        PVC LLC        Partner Inc.  Partners' Capital
                                             -----------      -----------      -----------   -----------------

Initial capitalization on April 30, 1999     $   723,717      $     9,650      $   231,589      $   964,956

Net income                                        47,745              637           15,278           63,660

Distributions to partners                        (10,745)            (142)          (3,438)         (14,325)
                                             -----------      -----------      -----------      -----------

Balance at December 31, 1999                 $   760,717      $    10,145      $   243,429      $ 1,014,291
                                             ===========      ===========      ===========      ===========


  The accompanying notes are an integral part of these consoldiated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
          For the Period from April 30, 1999 through December 31, 1999
                             (Amounts in thousands)


CASH FLOW FROM OPERATING ACTIVITIES:
      Net income                                                                  $  63,660
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Depreciation and amortization                                             48,166
           Equity in earnings of unconsolidated subsidiary                          (10,480)
           Deferred foreign income taxes                                                316
           Other noncash charge to income                                             1,533
      Changes in operating assets and liabilities:
           Decrease in trade and other receivables                                  105,236
           Decrease in loans receivable from OxyMar                                  12,500
           Increase in inventories                                                  (23,220)
           Increase in receivables from Occidental Receivables, Inc.               (200,041)
           Increase in prepaid expenses                                                (549)
           Increase in accounts payable and accrued liabilities                     133,023
           Increase in foreign income taxes payable                                   3,278
           Increase in receivable from Occidental Chemical Corporation, net         (12,239)
           Increase in payable to The Geon Company, net                               6,270
      Other operating, net                                                           (6,007)
                                                                                  ---------

Net cash provided by operating activities                                           121,446

CASH FLOW FROM INVESTING ACTIVITIES:
      Capital expenditures                                                          (24,525)
                                                                                  ---------

Net cash used by investing activities                                               (24,525)

CASH FLOW FROM FINANCING ACTIVITIES:
      Proceeds from long-term debt                                                   44,000
      Distributions to partners                                                     (14,325)
      Increase in loans receivable from Occidental Petroleum Corporation, net      (106,790)
                                                                                  ---------

Net cash used by financing activities                                               (77,115)
                                                                                  ---------

Increase in cash and cash equivalents                                                19,806

Cash and cash equivalents, beginning of period                                           36
                                                                                  ---------

Cash and cash equivalents, end of period                                          $  19,842
                                                                                  =========




        The accompanying notes are an integral part of these consolidated financial statements.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(1)      FORMATION AND OPERATIONS -

         Oxy Vinyls, LP ("OxyVinyls" or the "Partnership"), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the "Oxy Limited Partner") and Occidental PVC, LLC (the "Oxy General Partner"), wholly-owned subsidiaries of Occidental Chemical Corporation (OCC) and 1999 PVC Partner Inc., (the "Geon Limited Partner"), a subsidiary of The Geon Company ("Geon"). The contributions and related transactions hereinafter described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the "Partnership Agreement"). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owns a seventy-six percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation (OPC). Through the Geon Limited Partner, Geon indirectly owns a twenty-four percent interest in the Partnership.

         The Partnership owns and operates polyvinyl chloride (PVC) and vinyl chloride monomer (VCM) assets in the United States that were contributed on behalf of the Oxy General Partner and the Geon Limited Partner, respectively, by OCC and Geon. These assets consist of several manufacturing facilities on the U.S. Gulf Coast, as well as manufacturing facilities in Kentucky and New Jersey and two chlor-alkali and cogeneration facilities near Houston, Texas. A fifty percent equity interest in OxyMar, a Texas general partnership between Oxy VCM Corporation ("Oxy VCM"), an indirect wholly-owned subsidiary of OPC, and US VCM Corporation, a wholly-owned subsidiary of Marubeni Corporation, a Japanese corporation, was contributed to the Partnership through a transfer by the Oxy Limited Partner of the capital stock of Oxy VCM to the Partnership and the subsequent merger of Oxy VCM into the Partnership. OxyMar owns a VCM manufacturing facility at Ingleside, Texas.

         The Partnership also owns and operates two PVC manufacturing facilities located in Ontario and Alberta, Canada. Ownership of these Canadian assets was acquired through a transfer by Geon Canada Inc., a wholly- owned Canadian subsidiary of Geon, of the capital stock of Oxy Vinyls Canada Inc. ("OxyVinyls Canada") to 3547728 Canada, Inc., an indirect Canadian subsidiary of the Partnership. For the capital stock of OxyVinyls Canada, 3547728 Canada, Inc. paid $36 million U.S. dollars borrowed by the Partnership from OPC and contributed by the Partnership as capital to its subsidiary, LaPorte Chemicals Corp. ("LaPorte") and further contributed by LaPorte to 3547728 Canada Inc. 3547728 Canada Inc. and OxyVinyls Canada were amalgamated with OxyVinyls Canada as the surviving entity.

         The assets and liabilities contributed on behalf of the Oxy General Partner and the Oxy Limited Partner were recorded at OCC's book basis by the Partnership. The assets and liabilities contributed on behalf of the Geon Limited Partner were recorded at their fair value by the Partnership.

         Under terms of the Partnership Agreement, net income is allocated among the partners pro rata based on their percentage ownership of the Partnership. Distributions to the partners and any additional cash contributions required by the Partnership are also based on the partners' percentage ownership of the Partnership.

         The consolidated financial statements include the accounts of OxyVinyls and its wholly-owned subsidiary, LaPorte, as well as LaPorte's subsidiary, OxyVinyls Canada, whose functional currency is the U.S. dollar. All intercompany accounts and transactions have been eliminated.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

     RISKS AND UNCERTAINTIES -
     -----------------------

         The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally by immaterial amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OxyVinyls' financial position and results of operations.

         Since OxyVinyls' major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls' results of operations for any particular period. OxyVinyls had one major customer, Geon, during the period presented, which accounted for 14.5% of total sales.

         Substantially all of the purchases of key raw materials are supplied by related parties (see Note 10). Additionally OxyVinyls purchases all VCM for its Alberta, Canada facility from one supplier. These purchases totaled approximately $45 million during the period from April 30, 1999 through December 1999.

     REVENUE RECOGNITION -
     -------------------

         Revenue from product sales is recognized upon shipment of product to the customer.

     INCOME TAXES -
     ------------

         The Partnership is not subject to U.S. federal or state income taxes as income is reportable directly by the individual partners. However, a provision for Canadian income taxes related to OxyVinyls Canada has been included in the accompanying consolidated financial statements.

         Deferred foreign income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The effective tax rate of 42% of Canadian pre-tax earnings is higher than the statutory Canadian federal income tax rate of 38% primarily due to provincial taxes less applicable federal credits. At December 31, 1999, OxyVinyls had deferred tax liabilities of $.3 million, which are included in deferred credits and other liabilities on the consolidated balance sheet. The temporary differences resulting in deferred tax liabilities are primarily related to property, plant and equipment.

         OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any required adjustments to OxyVinyls' tax liabilities will not have a material adverse impact on its financial position or results of operations. The current and deferred portion of the provisions for Canadian income taxes were $3.4 million and $.3 million, respectively, for the period from April 30, 1999 through December 31, 1999.

     FOREIGN CURRENCY  -
     -----------------

         The functional currency applicable to OxyVinyls Canadian operations is the U.S. dollar since cash flows are denominated principally in U.S. dollars. The effect of exchange-rate changes or transactions denominated in nonfunctional currencies generated a gain of approximately $.2 million for the period from April 30, 1999 through December 31, 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     CASH AND CASH EQUIVALENTS -
     -------------------------

         Cash equivalents consist of highly liquid certificates of deposits and a restricted bank deposit (see Note 7) with initial maturities of three months or less. Cash equivalents totaled $7.9 million at December 31, 1999.

         Interest income on deposits with unrelated parties was $.4 million for the period from April 30, 1999 through December 31, 1999.

         Cash overdrafts are reclassified to accounts payable and amounted to $13.9 million as of December 31, 1999.

     EQUITY INVESTMENT  IN OXYMAR -
     ----------------------------

         OxyMar owns a VCM manufacturing facility at Ingleside, Texas which is operated on OxyMar's behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal or state income taxes as income is reportable directly by the individual partners. The investment in OxyMar is accounted for under the equity method.

         At December 31, 1999, the historical underlying equity in net assets of OxyMar exceeded the Partnership's investment in OxyMar by $8 million. The investment deficiency is being amortized on a straight-line basis into income over 25 years. Amortization amounted to $.4 million for the period from April 30, 1999 through December 31, 1999. The following table presents summarized financial information of OxyMar as of December 31, 1999, and for the eight months then ended (in thousands):

                  Net sales                 $ 303,273
                  Costs and expenses          281,601
                                            ---------
                  Net income                $  21,672
                                            =========

                  Current assets            $  92,698
                  Noncurrent assets         $ 363,308
                  Current liabilities       $ 106,602
                  Noncurrent liabilities    $ 384,415
                  Partners' capital         $ (35,011)

         At December 31, 1999, OPC unconditionally provides guarantees of $192.5 million of OxyMar's obligations, which include private placement bonds and a revolving credit line.

         See Note 10 regarding OxyVinyls' purchase commitment from OxyMar. Unrealized profits on inventory purchased from OxyMar are deferred by OxyVinyls based on ownership percentage and are recognized upon the ultimate sale to an unaffiliated customer.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     OTHER ASSETS -
     ------------

         Other assets includes certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (3 - 10 years).

     MAJOR MAINTENANCE EXPENDITURES -
     ------------------------------

         OxyVinyls uses the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate is made of the costs expected to be incurred in connection with the next planned periodic maintenance shutdown. That estimate is then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. The liability for major maintenance turnaround included in accrued liabilities was $13.2 million as of December 31, 1999.

     EXCHANGES -
     ---------

         Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal inventory valuation policy.

     ENVIRONMENTAL COSTS -
     -------------------

         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, OxyVinyls uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset.

         Pursuant to the asset contribution agreements of the Partnership, the contributor (OCC or Geon) has an obligation to indemnify OxyVinyls for health, safety and environmental claims that relate to pre-May 1, 1999 activities and that existed as of April 30, 1999 or arise within ten years of that date, except to the extent that OxyVinyls exacerbated or accelerated the claim.

         As of December 31, 1999, management believes no environmental reserve is required.

     RESEARCH AND DEVELOPMENT COSTS -
     ------------------------------

         Research and development costs, which are charged to operations as incurred, were $4.4 million for the period from April 30, 1999 through December 31, 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

     SUPPLEMENTAL CASH FLOW INFORMATION -
     ----------------------------------

         Cash payments during the period from April 30, 1999 through December 31, 1999 included foreign income taxes of $.1 million. Net interest paid totaled $4.2 million during the period from April 30, 1999 through December 31, 1999.

         During the period from April 30, 1999 through December 31, 1999, OxyVinyls sold trade receivables to an affiliate, Occidental Receivables, Inc.
(ORI), in noncash transactions. See Note 3.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -
     -----------------------------------

         OxyVinyls values financial instruments as required by Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments". The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. The estimated fair value of the loans receivable from OxyMar at December 31, 1999 was approximately $12.2 million on a discounted basis using an estimated market rate, compared with a carrying value of $12.5 million. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyVinyls' long-term debt at December 31, 1999 was approximately $54.2 million compared with a carrying value of $54.3 million. See Note 6. The carrying value of other on-balance sheet financial instruments approximates fair value.


(3)      RECEIVABLES -

         During the period from April 30, 1999 through December 31, 1999, OxyVinyls sold, with limited recourse, to ORI certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by ORI. OxyVinyls has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is sold monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. The net receivables balance sold as of December 31, 1999, was $200 million, which includes $32 million of OxyVinyls' trade receivables from Geon.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

(4)      INVENTORIES -

         Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used in determining the cost of $65 million of inventories at December 31, 1999. The remaining inventories are accounted for using the first-in, first-out (FIFO) and weighted-average-cost methods. Inventories consisted of the following as of December 31, 1999 (in thousands):

                  Raw materials                                   $    15,262
                  Materials and supplies                               24,834
                  Finished goods                                       78,150
                                                                  -----------
                                                                      118,246
                  LIFO and lower of cost or market reserve            (12,416)
                                                                  -----------
                  Total inventories                               $   105,830
                                                                  ===========


(5)      PROPERTY, PLANT AND EQUIPMENT -

         Property additions and major renewals and improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. Depreciation of plant and equipment is primarily provided using the units-of-production method based on estimated total productive life. Property, plant and equipment at December 31, 1999 consisted of the following (in thousands):

         Land and land improvements                               $    32,894
         Buildings                                                    103,102
         Machinery and equipment                                    1,435,314
         Construction in progress                                      93,561
                                                                  -----------
                                                                    1,664,871
         Accumulated depreciation                                    (690,477)
                                                                  -----------
         Property, plant and equipment, net                       $   974,394
                                                                  ===========

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999



(6)      LONG-TERM DEBT -

         Long-term debt at December 31, 1999 consisted of the following (in thousands):

         Pollution control revenue bonds, 6%, due through 2007         $ 10,056
         Pollution control revenue bonds,  6.75%, due through 2009          500
         Loan payable to Canadian bank under credit agreement,
           variable rate, 7.16% at December 31, 1999, due in 2004        44,000
                                                                       --------
                                                                         54,556
         Current maturities                                                (296)
                                                                       --------
                                                                       $ 54,260
                                                                       ========

         Minimum principal payments on long-term debt subsequent to 1999 are as follows (in thousands):

                                 2000                                  $    296
                                 2001                                       296
                                 2002                                       296
                                 2003                                       322
                                 2004                                    44,322
                                 Thereafter                               9,024
                                                                       --------
                                                                       $ 54,556
                                                                       ========

         The pollution control revenue bonds are secured by the equipment purchased with the proceeds of the financing.

         The Canadian bank loan is payable in U.S. dollars under the terms of the Credit Agreement ("Credit Agreement") entered into by OxyVinyls Canada in December 1999. OxyVinyls Canada may borrow up to $48 million under the terms of the Credit Agreement, which is guaranteed by OPC. Interest is payable quarterly.

         Interest expense related to long-term external debt was $.5 million for the period April 30, 1999 through December 31, 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(7)      COMMITMENTS AND CONTINGENCIES -

     LEASES -
     ------

         At December 31, 1999, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

         2000                                     $  28,727
         2001                                        29,161
         2002                                        19,249
         2003                                        16,717
         2004                                         9,023
         Thereafter                                  60,370
                                                  ---------
                                                  $ 163,247
                                                  =========

         OxyVinyls leases certain manufacturing facilities in LaPorte, Texas, and railcars under the terms of various related agreements dated April 30, 1999 (collectively, the "LaPorte Lease"). The initial lease term extends through April 20, 2004 and has a provision for annual renewals for an additional five years. Upon termination of the lease, OxyVinyls may purchase the assets based upon their estimated fair values. In the event OxyVinyls does not purchase the assets, the lease provides a residual value guarantee by OxyVinyls of approximately $152 million. Currently, OxyVinyls does not expect to make payments under this provision. Total estimated future rental commitments of $42.4 million under the LaPorte Lease are included in the operating lease commitments above. Actual rent payments under the LaPorte Lease are calculated using variable interest rates. OxyVinyls has restricted bank deposits associated with the LaPorte Lease of $3.5 million as of December 31, 1999. OxyVinyls earns interest on these deposits which will be returned to OxyVinyls upon termination of the LaPorte Lease. All obligations under the LaPorte Lease are guaranteed by OPC.

         Rent expense was approximately $21.5 million for the period from April 30, 1999 through December 31, 1999.

     OTHER -
     -----

         OxyVinyls has entered into an agreement providing for the following future payments to purchase brine, a raw material utilized in chlor-alkali production. At December 31, 1999, the net present value of the fixed and determinable portion of the obligation under this agreement was used to collateralize financing of the brine supplier.

         2000                                     $     820
         2001                                           790
         2002                                           760
         2003                                           730
         2004                                           700
         2005 through 2014                            5,026
                                                  ---------
                                                  $   8,826
                                                  =========

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(7)      COMMITMENTS AND CONTINGENCIES - (continued)

         OxyVinyls has certain other commitments under contracts to purchase electrical power and raw materials and other obligations, all in the ordinary course of business and at market prices.

         See Note 10 for commitments to related parties.

         The Partnership also becomes involved in certain legal proceedings in the normal course of business. Management believes that the outcome of such matters will not materially affect the Partnership's consolidated financial position or results of operations.


(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS -

     RETIREMENT PLANS -
     ----------------

         OxyVinyls participates in various defined contribution retirement plans sponsored by OPC for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level, and/or employee contributions. OxyVinyls contributed and expensed approximately $4.7 million under the provisions of these plans during the period from April 30, 1999 through December 31, 1999.

     MEDICAL AND POSTRETIREMENT BENEFITS -
     -----------------------------------

         OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefits costs, including postretirement costs, were approximately $5 million during the period from April 30, 1999 through December 31, 1999.

         The following table sets forth the components of the net periodic benefit costs for OxyVinyls' postretirement benefit plans for the period from April 30, 1999 through December 31, 1999 (in thousands):

         Service cost - benefits earned during the period       $   625
         Interest cost on benefit obligations                       827
                                                                -------
         Net periodic postretirement benefit cost               $ 1,452
                                                                =======

         OxyVinyls' postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

(8)      RETIREMENT PLANS AND POSTRETIREMENT BENEFITS - (continued)

     MEDICAL AND POSTRETIREMENT BENEFITS - (continued)
     -----------------------------------

         The following table sets forth the reconciliation of the beginning and ending balances of the benefit obligation for OxyVinyls' postretirement benefit plans (in thousands):

           Changes in benefit obligation:
             Benefit obligation - April 30, 1999                $ 11,816
             Service cost - benefits earned during the period        625
             Interest cost on projected benefit obligations          827
             Actuarial gain                                       (1,326)
                                                                --------
             Benefit obligation - December 31, 1999             $ 11,942
                                                                ========

         The postretirement benefit obligations were determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index (CPI) increase of 3 percent as of December 31, 1999. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates beyond the CPI increase would have no impact on the postretirement benefit obligation at December 31, 1999. The discount rate used in determining the benefit obligation was 7.75 percent as of December 31, 1999.

         Pursuant to the asset contribution agreements of the Partnership, the contributors (OCC and Geon) retained liability for, and have an obligation to indemnify the Partnership with respect to, such contributors' employee benefit and welfare plans and programs (including existing retirees and disabled) and any claims by or on behalf of employees of OxyVinyls that are attributable to their employment with the contributor prior to May 1, 1999. Obligations related to postretirement benefits attributable to active employees at April 30, 1999 were assumed by OxyVinyls.


         The following sets forth the funded status and amount recognized in OxyVinyls' consolidated balance sheet for the postretirement benefit obligations at December 31, 1999 (in thousands):

         Funded status                                      $ (11,942)
         Unrecognized net gain                                 (1,326)
                                                            ---------
         Postretirement benefit obligations                 $ (13,268)
                                                            =========

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999


(9)      CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENT WITH OPC -

         OxyVinyls participates in OPC's centralized cash management system for its domestic operations. OxyVinyls maintains a concentration account to collect cash receipts and to fund disbursements. OPC funds any negative cash balances and collects any excess cash balances on a daily basis in the concentration account under the terms of a Cash Management and Credit and Deposit Facilities Agreement between OPC and OxyVinyls (the "Agreement").

         Under terms of the Agreement, OPC has committed to loan OxyVinyls, on a revolving basis, up to $88.2 million as of December 31, 1999. The Agreement provides that the maximum revolving loan commitment be reduced by $22.2 million over the remaining term of the Agreement based on certain cash flow results of OxyVinyls.

         Geon has guaranteed $42.3 million of the OxyVinyls' loans payable to OPC. This guarantee terminates on the later of April 30, 2002 or when OxyVinyls attains a defined amount of earnings before income taxes, depreciation, and amortization.

         OPC loans to OxyVinyls cannot decrease below a minimum required balance of $42.3 million before the termination of the Geon guarantee. As of December 31, 1999, loans payable to OPC under the Agreement were $42.3 million. In order to maintain the loan above the minimum required balance, any excess cash collected by OPC is held in the form of interest bearing deposits under terms of the Agreement. These deposits are considered loans receivable from OPC. As of December 31, 1999, the balance of loans receivable from OPC was $71.1 million. The OxyVinyls' loans payable and receivable to/from OPC, including interest, has been combined and recorded as loans receivable from OPC, net in the accompanying consolidated balance sheet.

         Loans payable to OPC accrue interest at the reported one-month London Interbank Offered Rate (LIBOR) plus a calculated variable margin. Loans receivable from OPC accrue interest at the reported one-month LIBOR. Interest expense under the Agreement, net of interest income of $.4 million, totaled $4.4 million for the period from April 30, 1999 through December 31, 1999. Fees payable to OPC under the Agreement totaled $.4 million for the period from April 30, 1999 through December 31, 1999, and are included in other operating expenses.

         The Agreement may be terminated by either OxyVinyls or OPC after the termination of the Geon guarantee, at which date any outstanding loans as well as any accrued interest and fees payable become due.

(10)     RELATED PARTY TRANSACTIONS -

         OxyVinyls sells PVC to Geon under the terms of a sales agreement that expires on December 31, 2013. The agreement requires Geon to purchase its and its affiliates' annual PVC requirements in North America from OxyVinyls in excess of 290 million pounds. On the first 880 million pounds of PVC supplied in any calendar year, Geon will pay a price which is based upon cost and market considerations. Geon will purchase all volumes over 880 million pounds in any calendar year at a competitive market price.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

(10)     RELATED PARTY TRANSACTIONS - (continued)

         OxyVinyls sells VCM to OCC and Geon under the terms of separate sales agreements that expire on December 31, 2013. The agreements require that OCC and Geon purchase at market price all of their VCM requirements for production of PVC in North America from OxyVinyls. Under the terms of the agreements, Geon and OCC receive an integration credit on the first 210 million and 215 million pounds purchased in any year, respectively, to compensate for surrendered purchasing power on major feedstocks. OxyVinyls' sales of PVC and VCM to OCC and Geon under the terms of these agreements was approximately $25.9 million and $220 million, respectively, during the period from April 30, 1999 through December 31, 1999.

         OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase all chlor-alkali and specialty products produced by OxyVinyls' which are not required for its internal uses at market price and OxyVinyls full manufacturing cost, respectively. This agreement also requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $102.7 million of chlor-alkali and specialty products to OCC and paid $14.7 million to OCC for the marketing fee during the period from April 30, 1999 through December 31, 1999.

         OxyVinyls purchases ethylene from Equistar Chemicals LP, an equity investee of OCC ("Equistar"), under the terms of two agreements. The first agreement requires that OxyVinyls purchase at market price, 600 million pounds of ethylene in 1999, 250 million pounds during the year 2000 and 200 million pounds in each of the years 2001 through 2003 for the LaPorte VCM facility. This agreement expires December 31, 2003. Under the terms of the second agreement, OxyVinyls purchases ethylene requirements for the Deer Park VCM and OxyMar facilities at Equistar's weighted average selling price, as defined in the agreement. This agreement expires on December 31, 2013. OxyVinyls purchased $91.3 million of ethylene from Equistar under the terms of these agreements during the period from April 30, 1999 through December 31, 1999.

         OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of Geon ("Sunbelt"), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at market price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing process facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $16.4 million of chlorine from Sunbelt under the terms of this agreement during the period from April 30, 1999 through December 31, 1999.

         OxyVinyls purchases VCM from OxyMar under the terms of a VCM purchase agreement that runs until such time as OPC, either directly or through its affiliates, ceases to own an equity interest in OxyMar. The agreement requires OxyVinyls to purchase each year at market prices a minimum of 700 million of the first 1.1 billion pounds of VCM produced and 530 million pounds of the next 1 billion pounds produced by OxyMar. Total purchases under this agreement were $204.6 million for the period from April 30, 1999 through December 31, 1999.

                         OXY VINYLS, LP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

(10)     RELATED PARTY TRANSACTIONS - (continued)

         OxyVinyls incurs costs charged by OCC and Geon under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to Geon and OCC for shared facilities at Louisville, Kentucky, Pedricktown, New Jersey and Pasadena, Texas. In some cases the agreements contain renewal options at negotiated prices. The net total of these costs was approximately $0.1 million for the period from April 30, 1999 through December 31, 1999. Additionally, OxyVinyls incurs costs for administrative and other support services paid to OCC and Geon which totaled approximately $7.8 million and $6.2 million, respectively, for the period from April 30, 1999 through December 31, 1999. OxyVinyls incurred net railcar rent expense payable to OCC and Geon of approximately $4.3 million and $.5 million, respectively, for the period from April 30, 1999 through December 31, 1999.

         As of December 31, 1999, OxyVinyls had a net receivable from OCC of $12.2 million and a net payable to Geon of $6.3 million.


(11)     VALUATION AND QUALIFYING ACCOUNTS -

         Approximately 30 employees at various manufacturing facilities were identified in a workforce reduction plan that will be completed in the second quarter of 2000. Certain severance costs of $.9 million and relocation costs of $.9 million were accrued in connection with the formation of the Partnership. Also severance and relocation costs of $2.1 million and $.2 million, respectively, were accrued and charged to expense during the period from April 30, 1999 to December 31, 1999. Total accrued severance and relocation is recorded in accrued liabilities and the amount charged to expense during the period from April 30, 1999 to December 31, 1999, is recorded in selling, general and administrative and other operating expenses.

         The following table presents the activity of accrued severance and relocation liabilities and allowance for doubtful accounts for the period from April 30, 1999 to December 31, 1999 (in millions).


                                                Balance at                           Balance at
                                                Beginning    Charged to                End of
                                                of Period     Expense     Deductions   Period
                                                ---------     -------     ----------   ------
            Allowance for doubtful accounts     $   -          $  .3        $   -       $  .3

            Accrued severance and relocation    $ 1.8          $ 2.3        $ (.9)(a)   $ 3.2


         (a) Payments under the Partnership's plan for termination and relocation of certain employees.